SEC Number	PW-55

File Number

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-C
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

December 31, 2013
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

March 4, 2014

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Acting Director – Corporate Governance & Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with Management’s Discussion and Analysis and accompanying audited consolidated financial statements as at and for the year ended December 31, 2013.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

  P       W       -       5       5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd
Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,993		N/A
As of January 31, 2014
N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION
CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 4, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only) Province, country or other jurisdiction of Incorporation	Industry Classification Code
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding

Common Stock	216,055,775 (1)
Amount of Debt Outstanding	Php104,090 million as at December 31, 2013

(1)	Represents the total outstanding common shares (net of 2,724,111 Treasury shares).

TABLE OF CONTENTS

Page

PART I - FINANCIAL INFORMATION 1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Overview	3
Performance Indicators	4
Management’s Financial Review	5
Results of Operations	6
Wireless	9
Revenues	9
Expenses	16
Other Income (Expenses)	18
Provision for Income Tax	18
Net Income	19
EBITDA	19
Core Income	19
Fixed Line	19
Revenues	19
Expenses	23
Other Expenses	25
Provision for (Benefit from) Income Tax	25
Net Income	25
EBITDA	25
Core Income	25
Others	25
Expenses	26
Other Income	26
Net Income	26
EBITDA	26
Core Income	26
Liquidity and Capital Resources	27
Operating Activities	28
Investing Activities	28
Financing Activities	28
Off-Balance Sheet Arrangements	31
Equity Financing	31
Contractual Obligations and Commercial Commitments	32
Quantitative and Qualitative Disclosures about Market Risks	33
Impact of Inflation and Changing Prices	34
PART II – OTHER INFORMATION	34
Related Party Transactions	37
ANNEX – Aging of Accounts Receivable	A-1
Financial Soundness Indicators	A-2
SIGNATURES	S-1

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at December 31, 2013 and 2012 (as restated) and for the years ended December 31, 2013 and 2012 and related notes (pages F-1 to F-145) are filed as part of this report on Form 17-C.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying audited consolidated financial statements and the related notes. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying audited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying audited consolidated financial statements were made based on the exchange rate of Php44.40 to US$1.00, the volume weighted average exchange rate as at December 31, 2013 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.
Financial Highlights and Key Performance Indicators

	Years ended December 31,		Increase (Decrease)
	2013	2012(1)	Amount	%
(in millions, except for EBITDA margin, earnings per common share, net debt to equity ratio and operational data)
Revenues	168,331	163,033	5,298	3
Expenses	125,515	122,529	2,986	2
Other income (expenses)	(1,184)	3,102	(4,286)	(138)
Income before income tax from continuing operations	41,632	43,606	(1,974)	(5)
Net income for the period	35,453	36,099	(646)	(2)
Continuing operations	33,384	35,556	(2,172)	(6)
Discontinued operations	2,069	543	1,526	281
Core income	38,717	36,907	1,810	5
Continuing operations	38,816	36,356	2,460	7
Discontinued operations	(99)	551	(650)	(118)
EBITDA from continuing operations	77,552	75,388	2,164	3
EBITDA margin(2)	47%	47%	–	–
Reported earnings per share attributable to common equity holders of PLDT:
Basic	163.67	167.07	(3.40)	(2)
Diluted	163.67	167.07	(3.40)	(2)
Core earnings per common share(3):
Basic	178.93	170.58	8.35	5
Diluted	178.93	170.58	8.35	5

	December 31,		Increase (Decrease)
	2013	2012(1)	Amount	%
Consolidated Statements of Financial Position
Total assets	399,638	405,815	(6,177)	(2)
Property, plant and equipment – net	192,665	200,078	(7,413)	(4)
Cash and cash equivalents and short-term investments	32,623	37,735	(5,112)	(14)
Total equity attributable to equity holders of PLDT	137,147	145,550	(8,403)	(6)
Notes payable and long-term debt, including current portion	104,090	115,792	(11,702)	(10)
Net debt(4) to equity ratio(5)	0.52x	0.54x	–	–

	Years ended December 31,		Increase (Decrease)
	2013	2012	Amount	%
Consolidated Statements of Cash Flows
Net cash flows provided by operating activities	73,763	80,370	(6,607)	(8)
Net cash flows used in investing activities	21,045	39,058	(18,013)	(46)
Capital expenditures(6)	28,838	36,396	(7,558)	(21)
Net cash flows used in financing activities	59,813	48,628	11,185	23
Operational Data
Number of cellular subscribers	70,045,627	69,866,458	179,169	–
Number of fixed line subscribers	2,069,419	2,063,794	5,625	–
Number of broadband subscribers:	3,415,793	3,246,423	169,370	5
Fixed Line	961,967	887,399	74,568	8
Wireless	2,453,826	2,359,024	94,802	4
Number of employees:	17,899	19,125	(1,226)	(6)
Fixed Line	10,219	10,462	(243)	(2)
LEC	7,415	7,546	(131)	(2)
Others	2,804	2,916	(112)	(4)
Wireless	7,680	8,663	(983)	(11)

(1) The December 31, 2012 comparative information was adjusted to reflect the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies –Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

(2) EBITDA margin for the period is measured as EBITDA from continuing operations divided by service revenues.

(3) Core earnings per common share, or EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.

(4) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable).

(5) Net debt to equity ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by total equity attributable to equity holders of PLDT.

(6) Capital expenditures consist of additions to property, plant and equipment and interest paid – capitalized to property, plant and equipment.

		Weighted average rates
Exchange Rates – per US$	Month-end rates	during the year
December 31, 2013	44.40	42.44
December 31, 2012	41.08	42.24
December 31, 2011	43.92	43.31

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Digital Mobile Philippines, Inc., or DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digital Telecommunications Philippines, Inc., or Digitel, our cellular service providers; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; Chikka Holdings Limited, or Chikka, and its subsidiaries, or Chikka Group, our wireless content operators; and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global Corporation, or PLDT Global, and Digitel, all of which together account for approximately 8% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, and Curo Teknika, Inc.; and bills printing and other value-added services, or VAS, related services provided by ePDS, Inc., or ePDS; and

•	Others — Philippine Global Investment Holdings, Inc., PLDT Global Investments Corporation and PLDT Communications and Energy Ventures, Inc., or PCEV, our investment companies.

See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 13 – Business Combinations to the accompanying audited consolidated financial statements.

As at December 31, 2013, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013.  Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012. The results of operations of our BPO business for the years ended December 31, 2012 and 2011 were presented as discontinued operations. See “Other Information – Sale of BPO Segment” section and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions to the accompanying audited consolidated financial statements for further discussion.

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA for the year is measured as net income from continuing operations excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income. EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2013 and 2012 are set forth below.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the years ended December 31, 2013 and 2012:

	2013	2012(1)
	(in millions)
EBITDA from continuing operations	77,552	75,388
Add (deduct) adjustments to continuing operations:
Other income	4,113	5,813
Equity share in net earnings of associates and joint ventures	2,742	1,538
Interest income	932	1,354
Gains (losses) on derivative financial instruments – net	511	(2,009)
Amortization of intangible assets	(1,020)	(921)
Retroactive effect of adoption of Revised PAS 19(2)	(1,269)	1,287
Asset impairment	(2,143)	(2,896)
Foreign exchange gains (losses) – net	(2,893)	3,282
Financing costs – net	(6,589)	(6,876)
Provision for income tax	(8,248)	(8,050)
Depreciation and amortization	(30,304)	(32,354)

Total adjustments	(44,168)	(39,832)

Net income from continuing operations	33,384	35,556
Net income from discontinued operations	2,069	543

Consolidated net income	35,453	36,099

(1) The December 31, 2012 comparative information was adjusted to reflect the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies –Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

(2) The Revised PAS 19 modifies the timing of recognition for termination benefits. The modification requires termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2013 and 2012:

	2013	2012(1)
	(in millions)
Core income from continuing operations	38,816	36,356
Core income from discontinued operations	(99)	551

Consolidated core income	38,717	36,907

Add (deduct) adjustments to continuing operations:
Gains (losses) on derivative financial instruments – net, excluding hedge cost	816	(1,689)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	59	(91)
Net income (loss) attributable to noncontrolling interests	33	(49)
Casualty losses due to Typhoon Yolanda	(878)	–
Retroactive effect of adoption of Revised PAS 19(2)	(1,269)	1,287
Asset impairment	(2,143)	(2,896)
Foreign exchange gains (losses) – net	(2,893)	3,282
Net tax effect of aforementioned adjustments	843	(644)
Total adjustments	(5,432)	(800)

Adjustment to discontinued operations	2,168	(8)

Net income from continuing operations	33,384	35,556
Net income from discontinued operations	2,069	543

Consolidated net income	35,453	36,099

(1) The December 31, 2012 comparative information was adjusted to reflect the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

(2) The Revised PAS 19 modifies the timing of recognition for termination benefits. The modification requires termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for (benefit from) income tax, net income/segment profit, EBITDA, EBITDA margin and core income for the years ended December 31, 2013 and 2012. In each of the years ended December 31, 2013 and 2012, we generated a majority of our revenues from our operations within the Philippines.

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
		(in millions)
For the year ended December 31, 2013
Revenues	119,323	63,567	–	(14,559)	168,331
Expenses	84,674	55,975	5	(15,139)	125,515
Other income (expenses)	(3,866)	(481)	3,597	(434)	(1,184)
Income before income tax	30,783	7,111	3,592	146	41,632
Provision for (benefit from) income tax	8,862	(698)	84	–	8,248
Net income/Segment profit	21,921	7,809	3,508	146	35,453
Continuing operations	21,921	7,809	3,508	146	33,384
Discontinued operations	–	–	–	–	2,069
EBITDA from continuing operations	54,703	22,274	(5)	580	77,552
EBITDA margin(1)	47%	36%	–	(4%)	47%
Core income	26,499	9,061	3,110	146	38,717
Continuing operations	26,499	9,061	3,110	146	38,816
Discontinued operations	–	–	–	–	(99)

For the year ended December 31, 2012(2)
Revenues	115,932	60,246	–	(13,145)	163,033
Expenses	83,717	52,776	18	(13,982)	122,529
Other income (expenses)	893	(1,781)	4,358	(368)	3,102
Income before income tax	33,108	5,689	4,340	469	43,606
Provision for (benefit from) income tax	8,094	(51)	7	–	8,050
Net income/Segment profit	25,014	5,740	4,333	469	36,099
Continuing operations	25,014	5,740	4,333	469	35,556
Discontinued operations	–	–	–	–	543
EBITDA from continuing operations	54,480	20,089	(18)	837	75,388
EBITDA margin(1)	48%	34%	–	(6%)	47%
Core income	25,694	5,769	4,424	469	36,907
Continuing operations	25,694	5,769	4,424	469	36,356
Discontinued operations	–	–	–	–	551

Increase (Decrease)
Revenues	3,391	3,321	–	(1,414)	5,298
Expenses	957	3,199	(13)	(1,157)	2,986
Other income (expenses)	(4,759)	1,300	(761)	(66)	(4,286)
Income before income tax	(2,325)	1,422	(748)	(323)	(1,974)
Provision for (benefit from) income tax	768	(647)	77	–	198
Net income/Segment profit	(3,093)	2,069	(825)	(323)	(646)
Continuing operations	(3,093)	2,069	(825)	(323)	(2,172)
Discontinued operations	–	–	–	–	1,526
EBITDA from continuing operations	223	2,185	13	(257)	2,164
Core income	805	3,292	(1,314)	(323)	1,810
Continuing operations	805	3,292	(1,314)	(323)	2,460
Discontinued operations	–	–	–	–	(650)

(1) EBITDA margin for the period is measured as EBITDA from continuing operations divided by service revenues.

(2) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php168,331 million in 2013, an increase of Php5,298 million, or 3%, as compared with Php163,033 million in 2012, primarily due to higher cellular and broadband revenues from our wireless business, and higher revenues from data and other network, and miscellaneous services from our fixed line business, partially offset by lower revenues from national long distance, local exchange and international long distance services from our fixed line business, and lower satellite and other services from our wireless business.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2013 and 2012:

					Change
	2013	%	2012(1)%		Amount	%
			(in millions)
Wireless	119,323	71	115,932	71	3,391	3
Fixed line	63,567	38	60,246	37	3,321	6
Inter-segment transactions	(14,559)	(9)	(13,145)	(8)	(1,414)	11

Consolidated	168,331	100	163,033	100	5,298	3

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments. See Note 2 – Summary of Significant Accounting Policies –Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

Expenses

Consolidated expenses increased by Php2,986 million, or 2%, to Php125,515 million in 2013 from Php122,529 million in 2012, as a result of higher expenses related to cost of sales, professional and other contracted services, repairs and maintenance, taxes and licenses, asset impairment, insurance and security, rent, and communication, training and travel, partially offset by lower expenses related to depreciation and amortization, compensation and employee benefits, including the retroactive effect of the application of the Revised PAS 19 on our manpower rightsizing program, or MRP, costs of Php1,269 million in 2013, and interconnection costs.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2013 and 2012:

						Change
	2013	%	2012(1)		%	Amount	%
			(in millions)
Wireless	84,674	67	83,717		68	957	1
Fixed line	55,975	45	52,776	,776	43	3,199	6
Others	5	–	18		–	(13)	(72)
Inter-segment transactions	(15,139)	(12)	(13,982)		(11)	(1,157)	8

Consolidated	125,515	100	122,529		100	2,986	2

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

Other Income (Expenses)

Consolidated other expenses amounted to Php1,184 million in 2013, a change of Php4,286 million, or 138%, as against other income of Php3,102 million in 2012, primarily due to the combined effects of the following: (i) foreign exchange losses of Php2,893 million in 2013 as against foreign exchange gains of Php3,282 million in 2012 mainly due to the revaluation of net foreign-currency denominated liabilities as a result of the effect of the depreciation of the Philippine peso relative to the U.S. dollar to Php44.40 as at December 31, 2013 from Php41.08 as at December 31, 2012 as against an appreciation of the Philippine peso relative to the U.S. dollar to Php41.08 as at December 31, 2012 from Php43.92 as at December 31, 2011; (ii) a decrease in other income by Php1,700 million mainly due to the realized portion of deferred gain on the transfer of Manila Electric Company, or Meralco, shares to Beacon Electric Asset Holdings, Inc., or Beacon, of Php2,012 million in 2012, lower dividend income by Php718 million and reversal of prior years’ inventory provision, partially offset by the reversal of provision for NTC fees assessment as a result of a favorable Supreme Court decision, higher gain on the sale of Philweb shares by Php297 million, pension savings in 2013, higher income from consultancy and gain on insurance claims ; (iii) lower interest income by Php422 million due to lower weighted average peso and dollar interest rates, lower amount of Philippine peso placements and shorter average tenor of dollar placements, partly offset by higher amount of dollar placements, longer average tenors of Philippine peso placements and the depreciation of the Philippine peso to the U.S. dollar; (iv) a decrease in net financing costs by Php287 million mainly due to lower average interest rates on loans, lower outstanding debt balance in 2013 and lower financing charges, partly offset by higher amortization of debt discount and lower capitalized interest; (v) an increase in equity share in net earnings of associates and joint ventures by Php1,204 million; and (vi) net gains on derivative financial instruments of Php511 million in 2013 as against net losses on derivative financial instruments of Php2,009 million in 2012 due to the maturity of the 2012 hedges, depreciation of the Philippine peso and wider dollar and peso interest rate differentials in 2013.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2013 and 2012:

					Change
	2013	%	2012(1)%		Amount	%
			(in millions)
Wireless	(3,866)	326	893	29	(4,759)	(533)
Fixed line	(481)	41	(1,781)	(57)	1,300	(73)
Others	3,597	(304)	4,358	140	(761)	(17)
Inter-segment transactions	(434)	37	(368)	(12)	(66)	18

Consolidated	(1,184)	100	3,102	100	(4,286)	(138)

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

Net Income

Consolidated net income decreased by Php646 million, or 2%, to Php35,453 million in 2013, from Php36,099 million in 2012. The decrease was mainly due to the combined effects of the following:
(i) an increase in consolidated other expense – net by Php4,286 million; (ii) an increase in consolidated expenses by Php2,986 million; (iii) an increase in consolidated provision for income tax by Php198 million, which was mainly due to higher taxable income of our wireless and other businesses, partially offset by lower taxable income of our fixed line business; (iv) an increase in consolidated revenues by Php5,298 million; and (v) higher income from discontinued operations of Php1,526 million mainly due to the gain on disposal of our BPO business. Our consolidated basic and diluted EPS, including EPS from discontinued operations, decreased to Php163.67 in 2013 from consolidated basic and diluted EPS of Php167.07 in 2012. Our weighted average number of outstanding common shares was approximately 216.06 million in each of the years ended December 31, 2013 and 2012.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2013 and 2012:

						Change
	2013	%	2012(1)%			Amount	%
			(in millions)
Wireless	21,921	62	25,014	69		(3,093)	(12)
Fixed line	7,809	22	5,740	16		2,069	36
Others	3,508	10	4,333	12		(825)	(19)
Inter-segment transactions	146	–	469	1	99	(323)	(69)

Continuing operations	33,384	94	35,556	98		(2,172)	(6)
Discontinued operations	2,069	6	543	2		1,526	281

Consolidated	35,453	100	36,099	100		(646)	(2)

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

EBITDA

Our consolidated EBITDA from continuing operations amounted to Php77,552 million in 2013, an increase of Php2,164 million, or 3%, as compared with Php75,388 million in 2012, primarily due to higher consolidated revenues, and lower operating expenses related to compensation and employee benefits, excluding the retroactive effect of the application of the Revised PAS 19 on our MRP costs of Php1,269 million in 2013, and interconnection costs, partially offset by higher cost of sales, provision for doubtful accounts, and operating expenses related to professional and other contracted services, repairs and maintenance costs, taxes and licenses, and insurance and security services.

The following table shows the breakdown of our consolidated EBITDA from continuing operations by business segment for the years ended December 31, 2013 and 2012:

						Change
	2013	%	2012(1)%			Amount	%
			(in millions)
Wireless	54,703	70	54,480	72		223	–
Fixed line	22,274	29	20,089	27		2,185	11
Others	(5)	–	(18)	–		13	(72)
Inter-segment transactions	580	1	837	1	199	(257)	(31)

Continuing operations	77,552	100	75,388	100		2,164	3

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

Core Income

Our consolidated core income, including core income from discontinued operations, amounted to Php38,717 million in 2013, an increase of Php1,810 million, or 5%, as compared with Php36,907 million in 2012, primarily due to an increase in consolidated revenues, partially offset by an increase in consolidated expenses, excluding the retroactive effect of the application of the Revised PAS 19 on our MRP costs of Php1,269 million in 2013, higher other expenses and lower core income contribution from discontinued operations and higher provision for income tax. Our consolidated basic and diluted core EPS, including basic and diluted core EPS from discontinued operations, increased to Php178.93 in 2013 from Php170.58 in 2012.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2013 and 2012:

						Change
	2013	%	2012(1)%			Amount	%
			(in millions)
Wireless	26,499	69	25,694	70		805	3
Fixed line	9,061	23	5,769	16		3,292	57
Others	3,110	8	4,424	12		(1,314)	(30)
Inter-segment transactions	146	–	469	1	199	(323)	(69)

Continuing operations	38,816	100	36,356	99		2,460	7
Discontinued operations	(99)	–	551	1		(650)	(118)

Consolidated	38,717	100	36,907	100		1,810	5

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php119,323 million in 2013, an increase of Php3,391 million, or 3%, from Php115,932 million in 2012.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2013 and 2012 by service segment:

					Increase (Decrease)
	2013	%	2012(1)%		Amount	%
			(in millions)
Service Revenues:
Cellular	105,875	89	103,604	89	2,271	2
Wireless broadband, satellite and others
Wireless broadband	9,432	8	8,606	8	826	10
Satellite and others	1,372	1	1,569	1	(197)	(13)

	116,679	98	113,779	98	2,900	3
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems	2,644	2	2,153	2	491	23

Total Wireless Revenues	119,323	100	115,932	100	3,391	3

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Service Revenues

Our wireless service revenues in 2013, increased by Php2,900 million, or 3%, to Php116,679 million as compared with Php113,779 million in 2012, mainly as a result of higher revenues from our cellular and wireless broadband services, partially offset by lower revenues from our satellite and other services. The increase in our cellular revenues was mainly due to higher domestic voice, and mobile internet revenues, partially offset by the decrease in text messaging revenues, lower international voice and other cellular service revenues. The increase in our wireless broadband revenues was mainly due to a 4% growth in our broadband subscriber base. Our dollar-linked revenues were affected by the depreciation of the Philippine peso relative to the U.S. dollar, which increased to a weighted average exchange rate of Php42.44 for the year ended December 31, 2013 from Php42.24 for the year ended December 31, 2012. As a percentage of our total wireless revenues, service revenues accounted for 98% in each of 2013 and 2012.

Cellular Service

Our cellular service revenues in 2013 amounted to Php105,875 million, an increase of Php2,271 million, or 2%, from Php103,604 million in 2012. Cellular service revenues accounted for 91% of our wireless service revenues in each of 2013 and 2012.

We have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-net packages, buckets now also offer voice, text and hybrid bundles available to all networks. Smart and Sun Cellular also provide packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

The following table shows the breakdown of our cellular service revenues for the years ended December 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012(1)	Amount	%
		(in millions)
Cellular service revenues	105,875	103,604	2,271	2
By service type	103,642	101,042	2,600	3
Prepaid	84,600	84,525	75	–
Postpaid	19,042	16,517	2,525	15
By component	103,642	101,042	2,600	3
Voice	51,384	49,627	1,757	4
Data	52,258	51,415	843	2
Others(2)	2,233	2,562	(329)	(13)

(1)	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

(2)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from Chikka and other Smart subsidiaries.

The following table shows other key measures of our cellular business as at and for the years ended December 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012	Amount	%
Cellular subscriber base	70,045,627	69,866,458	179,169	–
Prepaid	67,667,750	67,611,537	56,213	–
Smart	24,608,687	25,061,453	(452,766)	(2)
Talk ’N Text	29,485,017	28,445,053	1,039,964	4
Sun Cellular	13,574,046	14,105,031	(530,985)	(4)
Postpaid	2,377,877	2,254,921	122,956	5
Sun Cellular	1,488,181	1,571,441	(83,260)	(5)
Smart	889,696	683,480	206,216	30
Systemwide traffic volumes (in million minutes)(1)
Calls	55,094	53,025	2,069	4
Domestic	51,504	49,597	1,907	4
Inbound	1,228	1,242	(14)	(1)
Outbound	50,276	48,355	1,921	4
International	3,590	3,428	162	5
Inbound	3,216	3,025	191	6
Outbound	374	403	(29)	(7)

SMS/Data count (in million hits)(1)	506,702	501,964	4,738	1
Text messages	504,050	500,039	4,011	1
Domestic	503,176	499,191	3,985	1
Bucket-Priced/Unlimited	471,298	468,898	2,400	–
Standard	31,878	30,293	1,585	5
International	874	848	26	3
Value-Added Services	2,577	1,872	705	38
Financial Services	75	53	22	42
Mobile internet (in TB)	18,092	4,954	13,138	265

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Revenues generated from our prepaid cellular services amounted to Php84,600 million in 2013, an increase of Php75 million as compared with Php84,525 million in 2012. Prepaid cellular service revenues accounted for 82% and 84% of cellular voice and data revenues in 2013 and 2012, respectively. Revenues generated from postpaid cellular service amounted to Php19,042 million in 2013, an increase of Php2,525 million, or 15%, as compared with Php16,517 million earned in 2012, and which accounted for 18% and 16% of cellular voice and data revenues in 2013 and 2012, respectively. The increase in revenues from our prepaid cellular services was primarily due to an increase in domestic outbound voice revenues and mobile internet, partially offset by a decline in international outbound revenues. The increase in our postpaid cellular service revenues was primarily due to a higher subscriber base.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, increased by Php1,757 million, or 4%, to Php51,384 million in 2013 from Php49,627 million in 2012, primarily due to higher cellular domestic voice revenues, partially offset by lower cellular international voice revenues. Cellular voice services accounted for 49% and 48% of our cellular service revenues in 2013 and 2012, respectively.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012(1)	Amount	%
		(in millions)
Voice services:
Domestic
Inbound	4,655	4,737	(82)	(2)
Outbound	30,619	28,440	2,179	8

	35,274	33,177	2,097	6

International
Inbound	13,922	13,838	84	1
Outbound	2,188	2,612	(424)	(16)

	16,110	16,450	(340)	(2)

Total	51,384	49,627	1,757	4

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Domestic voice service revenues increased by Php2,097 million, or 6%, to Php35,274 million in 2013 from Php33,177 million in 2012, primarily due to an increase in domestic outbound voice service revenues by Php2,179 million, partially offset by lower domestic inbound voice service revenues by Php82 million.

Revenues from domestic outbound voice service increased by Php2,179 million, or 8%, to Php30,619 million in 2013 from Php28,440 million in 2012 mainly due to increased traffic on unlimited calls and improved yield on bucket offers. Domestic outbound call volume of 50,276 million minutes increased by 1,921 million minutes, or 4%, from 48,355 million minutes in 2012.

Revenues from our domestic inbound voice service decreased by Php82 million, or 2%, to Php4,655 million in 2013 from Php4,737 million in 2012. Domestic inbound call volumes of 1,228 million minutes in 2013, decreased by 14 million minutes, or 1%, from 1,242 million minutes in 2012 primarily due to lower traffic from fixed line calls.

International voice service revenues decreased by Php340 million, or 2%, to Php16,110 million in 2013 from Php16,450 million in 2012 primarily due to the decline in international outbound voice service revenues by Php424 million, or 16%, to Php2,188 million in 2013 from Php2,612 million in 2012, partially offset by higher international inbound voice service revenues by Php84 million, or 1%, to Php13,922 million in 2013 from Php13,838 million in 2012. The net decrease in international voice service revenues was due to lower outbound traffic and a decrease in inbound termination rates, partially offset by the increase in inbound traffic and the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar. International inbound and outbound calls totaled 3,590 million minutes, an increase of 162 million minutes, or 5%, from 3,428 million minutes in 2012.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, increased by Php843 million, or 2%, to Php52,258 million in 2013 from Php51,415 million in 2012 primarily due to higher mobile internet and VAS revenues, partially offset by lower text messaging revenues. Cellular data services accounted for 49% and 50% of our cellular service revenues in 2013 and 2012, respectively.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012(1)	Amount	%
		(in millions)
Text messaging
Domestic	41,822	42,719	(897)	(2)
Bucket-Priced/Unlimited	29,411	28,752	659	2
Standard	12,411	13,967	(1,556)	(11)
International	3,519	3,782	(263)	(7)

	45,341	46,501	(1,160)	(2)

Mobile internet(2)	4,968	3,121	1,847	59
Value-added services(3)	1,786	1,719	67	4
Financial services	163	74	89	120
Total	52,258	51,415	843	2

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

(2) Includes revenues from web-based services, net of allocated discounts and content provider costs.

(3) Includes revenues from SMS-based VAS (info-on-demand and voice text services, net of allocated discounts and content provider costs); multi-media messaging system, or MMS-based VAS (point-to-point MMS and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs); and Pasa Load (which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers and Dial *SOS which allows Smart prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up).

Text messaging-related services contributed revenues of Php45,341 million in 2013, a decrease of Php1,160 million, or 2%, as compared with Php46,501 million in 2012, and accounted for 87% and 90% of our total cellular data service revenues in 2013 and 2012, respectively. The decrease in revenues from text messaging-related services resulted mainly from lower domestic standard and international messaging revenues, partially offset by higher text messaging revenues from the various bucket-priced/unlimited SMS offers. Text messaging revenues from the various bucket-priced/unlimited SMS offers totaled Php29,411 million in 2013, an increase of Php659 million, or 2%, as compared with Php28,752 million in 2012. Bucket-priced/unlimited text messages increased by 2,400 million to 471,298 million in 2013 from 468,898 million in 2012.

Standard text messaging revenues, which includes inbound and outbound standard SMS revenues, decreased by Php1,556 million, or 11%, to Php12,411 million in 2013 from Php13,967 million in 2012, mainly due to decrease in outbound standard SMS revenues primarily as a result of increased preference for bucket and unlimited SMS offers, partly offset by higher inbound revenues due to higher text messages from other carriers. Standard text messages increased by 1,585 million, or 5% to 31,878 million in 2013 from 30,293 million in 2012, as a result of increased domestic inbound SMS volume, partially offset by the decline in domestic outbound standard SMS volume.

International text messaging revenues amounted to Php3,519 million in 2013, a decrease of Php263 million, or 7%, from Php3,782 million in 2012 mainly due to lower outbound international SMS revenues driven by the decline in outbound traffic, partially offset by higher inbound traffic, higher effective dollar yield of international inbound SMS and the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar.

Mobile internet service revenues increased by Php1,847 million, or 59%, to Php4,968 million in 2013 from Php3,121 million in 2012 as a result of higher traffic for mobile internet browsing. Mobile internet service registered 18,092 TB in 2013, an increase of 13,138 TB, or 265%, from 4,954 TB in 2012.

VAS contributed revenues of Php1,786 million in 2013, an increase of Php67 million, or 4%, as compared with Php1,719 million in 2012, primarily due to an increase in revenues from SMS-based VAS revenues, partially offset by lower Pasa Load/Give-a-Load and MMS-based VAS revenues.

Subscriber Base, ARPU and Churn Rates

As at December 31, 2013, our cellular subscribers totaled 70,045,627, an increase of 179,169 over the cellular subscriber base of 69,866,458 as at December 31, 2012. Our cellular prepaid subscriber base increased by 56,213 to 67,667,750 as at December 31, 2013 from 67,611,537 as at December 31, 2012, while our cellular postpaid subscriber base also increased by 122,956, or 5%, to 2,377,877 as at December 31, 2013 from 2,254,921 as at December 31, 2012. The increase in subscriber base was primarily due to to the growth in Talk ‘N Text prepaid subscribers by 1,039,964, partially offset by a net decrease in Smart and Sun Cellular subscribers by 246,550 and 614,245, respectively, resulting from lower average activations in 2013. Prepaid subscribers exclude those subscribers whose minimum balance is derived via accumulation from its rewards program. Prepaid subscribers accounted for 97% of our total subscriber base as at December 31, 2013 and 2012.

Our net subscriber activations (reductions) for the years ended December 31, 2013 and 2012 were as follows:

			Increase (Decrease)
	2013	2012	Amount	%
Prepaid	56,213	5,818,745	(5,762,532)	(99)
Smart	(452,766)	(2,950,068)	2,497,302	(85)
Talk ’N Text	1,039,964	7,977,878	(6,937,914)	(87)
Sun Cellular	(530,985)	790,935	(1,321,920)	(167)
Postpaid	122,956	351,084	(228,128)	(65)
Smart	206,216	132,732	73,484	55
Sun Cellular	(83,260)	218,352	(301,612)	(138)

Total	179,169	6,169,829	(5,990,660)	(97)

Prepaid and postpaid subscribers reflected net activations of 56,213 and 122,956 subscribers, respectively, in 2013, as compared with of 5,818,745 and 351,084, respectively, in 2012.

The following table summarizes our average monthly churn rates for the years ended December 31, 2013 and 2012:

	2013	2012
	(in %)
Prepaid
Smart	5.3	6.0
Talk ’N Text	5.0	4.1
Sun Cellular	10.6	11.0
Postpaid
Smart	2.7	2.6
Sun Cellular	3.2	1.0

For Smart Prepaid subscribers, the average monthly churn rate in 2013 and 2012 were 5.3% and 6.0%, respectively, while the average monthly churn rate for Talk ’N Text subscribers were 5.0% and 4.1% in 2013 and 2012, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers were 10.6% and 11.0% in 2013 and 2012, respectively.

The average monthly churn rate for Smart Postpaid subscribers were 2.7% and 2.6% in 2013 and 2012, respectively. The average monthly churn rate for Sun Cellular postpaid subscribers was 3.2% and 1.0% in 2013 and 2012, respectively.

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2013 and 2012:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2013	2012(3)	Amount	%	2013	2012(3)	Amount	%
Prepaid
Smart	164	167	(3)	(2)	144	145	(1)	–
Talk ’N Text	96	111	(15)	(14)	85	97	(12)	(12)
Sun Cellular	68	69	(1)	(1)	61	59	2	3
Postpaid
Smart	1,140	1,268	(128)	(10)	1,127	1,251	(124)	(10)
Sun Cellular	483	394	89	23	480	391	89	23

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

(3) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our average monthly prepaid and postpaid ARPUs per quarter in 2013 and 2012 were as follows:

	Prepaid					Postpaid
	Smart		Talk ’N Text		Sun Cellular		Smart		Sun Cellular
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
2013
First Quarter	160	141	98	87	66	57	1,168	1,154	458	455
Second Quarter	160	141	98	87	66	58	1,167	1,153	499	495
Third Quarter	161	142	92	82	66	60	1,111	1,099	479	476
Fourth Quarter	174	153	96	85	72	68	1,113	1,102	495	493
2012(3)
First Quarter	170	148	116	102	68	57	1,292	1,269	390	388
Second Quarter	164	143	113	100	66	57	1,264	1,237	400	397
Third Quarter	162	140	107	93	67	58	1,253	1,251	391	388
Fourth Quarter	170	149	106	93	74	64	1,265	1,248	393	391

(1) Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(2) Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

(3) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php826 million, or 10%, to Php9,432 million in 2013 from Php8,606 million in 2012, primarily due to an increase in prepaid revenues by Php356 million, or 14%, to Php2,823 million in 2013 from Php2,467 million in 2012, and increase in postpaid revenues by Php470 million, or 8%, to Php6,609 million in 2013 from Php6,139 million in 2012.

The following table shows information of our wireless broadband revenues and subscriber base as at and for the years ended December 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012	Amount	%
Wireless Broadband Revenues	9,432	8,606	826	10
Prepaid	2,823	2,467	356	14
Postpaid	6,609	6,139	470	8
Wireless Broadband Subscribers	2,453,826	2,359,024	94,802	4
Prepaid	1,669,618	1,587,160	82,458	5
Smart	1,359,862	1,231,092	128,770	10
Sun	309,756	356,068	(46,312)	(13)
Postpaid	784,208	771,864	12,344	2
Smart	549,347	495,802	53,545	11
Sun	234,861	276,062	(41,201)	(15)

Smart Broadband and Sun Broadband Wireless, SBI’s and DMPI’s broadband services, respectively, offer a number of wireless broadband services and had a total of 2,453,826 subscribers as at December 31, 2013, a net increase of 94,802 subscribers, or 4%, as compared with 2,359,024 subscribers as at December 31, 2012, primarily due to an increase by 182,315, or 11%, in Smart Broadband subscribers, partially offset by a decrease in Sun Broadband subscribers by 87,513, or 14%, as at December 31, 2013. Our prepaid wireless broadband subscriber base increased by 82,458 subscribers, or 5%, to 1,669,618 subscribers as at December 31, 2013 from 1,587,160 subscribers as at December 31, 2012, while our postpaid wireless broadband subscriber base increased by 12,344 subscribers, or 2%, to 784,208 subscribers as at December 31, 2013 from 771,864 subscribers as at December 31, 2012.

Smart Broadband offers myBro, a fixed wireless broadband service being offered under PLDT’s Home megabrand. myBro fixed wireless broadband service is powered either via a link to Smart’s wireless broadband-enabled base stations which allows subscribers to connect to the internet using an outdoor aerial antenna installed in the subscriber’s home or via Smart’s WiMAX (Worldwide Interoperability for Microwave Access) network. myBro revenues increased by Php332 million, or 8%, to Php4,314 million in 2013 from Php3,982 million in 2012 primarily due to an increase in subscriber base by 9 thousand, or 2%, to 436 thousand as at December 31, 2013 from 427 thousand as at December 31, 2012.

Smart Broadband also offers mobile internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time.  Both provide instant connectivity at varying speeds in places where there is Smart network coverage provided by either 3G high speed packet access (HSPA), 4G HSPA+ or Long Term Evolution, or LTE, technology. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants. Smart Broadband also offers unlimited internet surfing for SmartBro Plug-It and Pocket Wifi Prepaid subscribers. SmartBro LTE offers the latest broadband technology with speeds of up to 42 Mbps. SmartBro LTE Plug-It and SmartBro LTE Pocket Wifi are also available in both postpaid and prepaid variants. We also have an additional array of load packages that offer time period-based charging and longer validity periods, as well as Always On packages, which offers volume over time-based buckets catering to subscribers with varying data surfing requirements.

DMPI’s Sun Broadband Wireless is an affordable high-speed broadband wireless service utilizing advanced 3.5G HSPA technology on an all-IP network offering various plans and packages to internet users.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php197 million, or 13%, to Php1,372 million in 2013 from Php1,569 million in 2012, primarily due to a decrease in the number of ACeS Philippines’ subscribers and lower revenue contribution from mobile virtual network operations of PLDT Global, partially offset by the effect of higher weighted average exchange rate of Php42.44 for the year ended December 31, 2013 from Php42.24 for the year ended December 31, 2012 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues increased by Php491 million, or 23%, to Php2,644 million in 2013 from Php2,153 million in 2012, primarily due to increased availments for broadband Pocket WiFi and cellular retention packages, partly offset by lower quantity of broadband Plug-It modem and cellular handsets/SIMpacks issued for activation.

Expenses

Expenses associated with our wireless business amounted to Php84,674 million in 2013, an increase of Php957 million, or 1%, from Php83,717 million in 2012. A significant portion of this increase was attributable to higher expenses related to cost of sales, professional and other contracted services, rent, communication, training and travel, compensation and employee benefits, and insurance and security services, partially offset by lower depreciation and amortization, interconnection costs and asset impairment. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 71% and 72% in 2013 and 2012, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2013 and 2012 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2013	%	2012(1)%		Amount	%
			(in millions)
Depreciation and amortization	16,358	19	19,000	23	(2,642)	(14)
Cost of sales	10,182	12	7,373	9	2,809	38
Rent	10,148	12	9,970	12	178	2
Compensation and employee benefits	8,727	11	8,586	10	141	2
Interconnection costs	8,141	10	8,458	10	(317)	(4)
Selling and promotions	7,944	9	7,933	10	11	–
Repairs and maintenance	7,861	9	7,843	9	18	–
Professional and other contracted services	4,290	5	3,733	4	557	15
Asset impairment	3,918	5	4,218	5	(300)	(7)
Taxes and licenses	2,411	3	2,410	3	1	–
Communication, training and travel	1,580	2	1,430	2	150	10
Insurance and security services	1,157	1	1,033	1	124	12
Amortization of intangible assets	1,018	1	921	1	97	11
Other expenses	939	1	809	1	130	16

Total	84,674	100	83,717	100	957	1

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

Depreciation and amortization charges decreased by Php2,642 million, or 14%, to Php16,358 million primarily due to a lower depreciable asset base.

Cost of sales increased by Php2,809 million, or 38%, to Php10,182 million primarily due to increased issuances for cellular retention and higher average cost of handsets/SIMpacks issued for activation purposes, complemented by higher average cost for broadband Pocket WiFi, partially offset by lower quantity of handsets/SIMpacks issued for activation and decreased issuances for broadband Plug-It modems.

Rent expenses increased by Php178 million, or 2%, to Php10,148 million primarily due to an increase in leased circuit charges and office building rental, partially offset by lower site rental charges. As at December 31, 2013, we had 10,455 cell sites, 20,770 cellular/mobile broadband base stations and 2,915 fixed wireless broadband base stations, of which 10,000 are 4G-capable broadband stations, as compared with 11,132 cell sites, 20,096 cellular/mobile broadband base stations and 2,871 fixed wireless broadband base stations, of which 7,561 are 4G-capable broadband stations, as at December 31, 2012.

Compensation and employee benefits expenses increased by Php141 million, or 2%, to Php8,727 million primarily due to higher MRP costs as a result of the retroactive adjustment of the application of the Revised PAS 19 of Php537 million in 2013, as well as LTIP costs, partially offset by lower salaries employee benefits, and provision for pension benefits. Employee headcount decreased to 7,680 as at December 31, 2013 as compared with 8,663 as at December 31, 2012, primarily due to the availment of the MRP by DMPI employees as at December 31, 2013.

Interconnection costs decreased by Php317 million, or 4%, to Php8,141 million primarily due to a decrease in interconnection charges on international calls and roaming SMS.

Selling and promotion expenses increased by Php11 million to Php7,944 million primarily due to higher expenses on events, commissions and public relations, partially offset by lower advertising expenses.

Repairs and maintenance expenses increased by Php18 million to Php7,861 million mainly due to higher maintenance costs on IT software and hardware, and cellular and broadband network facilities, partially offset by lower site facilities maintenance and site electricity consumption costs.

Professional and other contracted service fees increased by Php557 million, or 15%, to Php4,290 million primarily due to an increase in outsourced service costs and call center fees, partly offset by lower consultancy and technical service fees.

Asset impairment decreased by Php300 million, or 7%, to Php3,918 million primarily due to lower impairment on certain network equipment of DMPI, partially offset by higher provision for uncollectible receivables.

Taxes and licenses increased by Php1 million to Php2,411 million due to slightly higher business-related taxes.

Communication, training and travel expenses increased by Php150 million, or 10%, to Php1,580 million primarily due to higher expenses related to mailing and courier, as well as freight and hauling, partially offset by lower travel expenses, fuel consumption costs for vehicles and communication charges.

Insurance and security services increased by Php124 million, or 12%, to Php1,157 million primarily due to higher office and site security expenses, partly offset by lower insurance and bond premiums.

Amortization of intangible assets increased by Php97 million, or 11%, to Php1,018 million primarily due to license fees paid for exclusive partnership and use of music catalogues.

Other expenses increased by Php130 million, or 16%, to Php939 million primarily due to higher various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2013 and 2012:

			Change
	2013	2012(1)	Amount	%
Other Income (Expenses):		(in millions)
Interest income	324	565	(241)	(43)
Losses on derivative financial instruments – net	(18)	(51)	33	(65)
Equity share in net losses of associates	(54)	(78)	24	(31)
Foreign exchange gains (losses) – net	(1,814)	2,419	(4,233)	(175)
Financing costs – net	(3,232)	(2,683)	(549)	20
Others	928	721	207	29

Total	(3,866)	893	(4,759)	(533)

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our wireless business’ other expenses amounted to Php3,866 million in 2013, a change of Php4,759 million as against other income of Php893 million in 2012, primarily due to the combined effects of the following: (i) net foreign exchange losses of Php1,814 million in 2013 as against net foreign exchange gains of Php2,419 million in 2012 on account of the revaluation of net foreign currency-denominated liabilities due to the depreciation of the Philippine peso relative to the U.S. dollar to Php44.40 as at December 31, 2013 from Php41.08 as at December 31, 2012 as against an appreciation of the Philippine peso relative to the U.S. dollar to Php41.08 as at December 31, 2012 from Php43.92 as at December 31, 2011; (ii) higher net financing costs by Php549 million primarily due to higher amortization of debt discount, lower capitalized interest and an increase in financing charges, partly offset by lower outstanding debt balance and lower weighted average interest rates on loans; (iii) a decrease in interest income by Php241 million mainly due to lower weighted average interest rates and lower principal amounts of dollar and peso placements, partially offset by higher U.S. dollar interest rates, longer average tenor of Philippine peso placements in 2013 and the depreciation of the Philippine peso to the U.S. dollar; (iv) a decrease in equity share in net losses of associates by Php24 million; (v) lower loss on derivative financial instruments by Php33 million mainly on account of lower notional outstanding interest rate swaps not designated as hedges and higher interest rates in 2013; and (vi) an increase in other income by Php207 million mainly due to pension income recognized in 2013, reversal of prior year provision, higher gain on disposal of fixed assets and higher income from consultancy, partly offset by casualty losses due to Typhoon Yolanda.

Provision for Income Tax

Provision for income tax increased by Php768 million, or 9%, to Php8,862 million in 2013 from Php8,094 million in 2012 primarily due to higher taxable income. The effective tax rates for our wireless business were 29% and 24% in 2013 and 2012, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php3,093 million, or 12%, to Php21,921 million in 2013 from Php25,014 million recorded in 2012.

EBITDA

As a result of the foregoing, our wireless business’ EBITDA increased by Php223 million to Php54,703 million in 2013 from Php54,480 million in 2012.

Core Income

Our wireless business’ core income increased by Php805 million, or 3%, to Php26,499 million in 2013 from Php25,694 million in 2012 on account of an increase in wireless revenues, partially offset by a increase in other expenses and higher wireless-related operating expenses, excluding the retroactive effect of the application of the Revised PAS 19 in our MRP costs of Php537 million in 2013, and an increase in provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php63,567 million in 2013, an increase of Php3,321 million, or 6%, from Php60,246 million in 2012.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2013 and 2012 by service segment:

					Increase (Decrease)
	2013	%	2012(1)%		Amount	%
			(in millions)
Service Revenues:
Local exchange	16,274	26	16,470	27	(196)	(1)
International long distance	11,422	18	10,789	18	633	6
National long distance	4,583	7	5,046	8	(463)	(9)
Data and other network	27,472	43	25,059	42	2,413	10
Miscellaneous	2,119	3	1,707	3	412	24

	61,870	97	59,071	98	2,799	5
Non-Service Revenues:
Sale of computers, phone units and SIM cards	1,697	3	1,175	2	522	44

Total Fixed Line Revenues	63,567	100	60,246	100	3,321	6

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php2,799 million, or 5%, to Php61,870 million in 2013 from Php59,071 million in 2012 due to an increase in the revenue contribution of our data and other network, international long distance and miscellaneous services, partially offset by decreases in national long distance and local exchange services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012(1)	Amount	%
Total local exchange service revenues (in millions)	16,274	16,470	(196)	(1)
Number of fixed line subscribers	2,069,419	2,063,794	5,625	–
Postpaid	2,009,593	1,997,671	11,922	1
Prepaid	59,826	66,123	(6,297)	(10)
Number of fixed line employees	7,415	7,546	(131)	(2)
Number of fixed line subscribers per employee	279	273	6	2

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Revenues from our local exchange service decreased by Php196 million, or 1%, to Php16,274 million in 2013 from Php16,470 million in 2012, primarily due to lower weighted average billed lines, a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services, partially offset by higher installation and activation charges. The percentage contribution of local exchange revenues to our total fixed line service revenues were 26% and 28% in 2013 and 2012, respectively.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012(1)	Amount	%
Total international long distance service revenues (in millions)	11,422	10,789	633	6
Inbound	10,105	9,455	650	7
Outbound	1,317	1,334	(17)	(1)
International call volumes (in million minutes, except call ratio)	2,185	2,150	35	2
Inbound	1,806	1,691	115	7
Outbound	379	459	(80)	(17)
Inbound-outbound call ratio	4.8:1	3.7:1	–	–

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our total international long distance service revenues increased by Php633 million, or 6%, to Php11,422 million in 2013 from Php10,789 million in 2012, primarily due to the net increase in call volumes and the increase in average billing rate in dollar terms, as well as the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar to Php42.44 for the year ended December 31, 2013 from Php42.24 for the year ended December 31, 2012. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 19% and 18% in 2013 and 2012, respectively.

Our revenues from inbound international long distance service increased by Php650 million, or 7%, to Php10,105 million in 2013 from Php9,455 million in 2012 primarily due to the increase in inbound call volumes and the favorable effect on our inbound revenues of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar, partially offset by the decrease in average settlement rate in dollar terms.

Our revenues from outbound international long distance service decreased by Php17 million, or 1%, to Php1,317 million in 2013 from Php1,334 million in 2012, primarily due to the decrease in call volumes and a decrease in the exchange rate of the U.S. dollar to Philippine peso, partially offset by the increase in the average billing rate in dollar terms.

Our total international long distance service revenues, net of interconnection costs, decreased by Php53 million, or 1%, to Php4,554 million in 2013 from Php4,607 million in 2012. The decrease was primarily due to higher interconnection costs as a result of higher call volumes terminating to domestic carriers, partly offset by an increase in international long distance revenues, gross of interconnection costs.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2013 and 2012:

			Decrease
	2013	2012(1)	Amount	%
Total national long distance service revenues (in millions)	4,583	5,046	(463)	(9)
National long distance call volumes (in million minutes)	852	971	(119)	(12)

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our national long distance service revenues decreased by Php463 million, or 9%, to Php4,583 million in 2013 from Php5,046 million in 2012, primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute of our national long distance services. The percentage contribution of national long distance revenues to our fixed line service revenues were 7% and 9% in 2013 and 2012, respectively.

Our national long distance service revenues, net of interconnection costs, decreased by Ph357 million, or 9%, to Php3,547 million in 2013 from Php3,904 million in 2012, primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute of our national long distance services.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2013 and 2012:

			Increase
	2013	2012(1)	Amount	%
Data and other network service revenues (in millions)	27,472	25,059	2,413	10
Domestic	19,917	18,436	1,481	8
Broadband	12,307	11,246	1,061	9
Leased Lines and Others	7,610	7,190	420	6
International
Leased Lines and Others	5,787	5,524	263	5
Data Centers	1,768	1,099	669	61
Subscriber base
Broadband	961,967	887,399	74,568	8
SWUP	30,302	22,720	7,582	33

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our data and other network services posted revenues of Php27,472 million in 2013, an increase of Php2,413 million, or 10%, from Php25,059 million in 2012, primarily due to higher revenues from PLDT DSL, data centers, higher international data revenues primarily from i-Gate and domestic leased line revenues resulting from the higher revenue contribution of Metro Ethernet. The percentage contribution of this service segment to our fixed line service revenues was 45% and 42% in 2013 and 2012, respectively.

Domestic

Domestic data services contributed Php19,917 million in 2013, an increase of Php1,481 million, or 8%, as compared with Php18,436 million in 2012 mainly due to higher DSL, Metro Ethernet, Fibr and Diginet revenues, and Shops.Work subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring, outsourcing services increased. The percentage contribution of domestic data service revenues to total data and other network services were 73% and 74% in 2013 and 2012, respectively.

Broadband

Broadband data services include DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and Fibr, our most advanced broadband internet connection, which is intended for individual internet users.

Broadband data revenues amounted to Php12,307 million in 2013, an increase of Php1,061 million, or 9%, from Php11,246 million in 2012 as a result of the increase in the number of subscribers by 74,568, or 8%, to 961,967 subscribers as at December 31, 2013 from 887,399 subscribers as at December 31, 2012. Broadband revenues accounted for 45% of total data and other network service revenues in each of 2013 and 2012.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2013, SWUP had a total subscriber base of 30,302, up by 7,582, or 33%, from 22,720 subscribers in 2012. Leased lines and other data revenues amounted to Php7,610 million in 2013, an increase of Php420 million, or 6%, from Php7,190 million in 2012, primarily due to higher revenues from Metro Ethernet, Diginet and Shops.Work, partially offset by lower internet exchange revenues. The percentage contribution of leased lines and other data service revenues to the total data and other network services were 28% and 29% in 2013 and 2012, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, which provide data networking services to multinational companies. International data service revenues increased by Php263 million, or 5%, to Php5,787 million in 2013 from Php5,524 million in 2012, primarily due to higher i-Gate revenues and an increase in revenues from various global service providers and IP-VPN local access services, as well as the favorable effect of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar, partially offset by lower inland-cable lease and Fibernet revenues. The percentage contribution of international data service revenues to total data and other network service revenues were 21% and 22% in 2013 and 2012, respectively.

Data Centers

Data centers provide co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Data center revenues increased by Php669 million, or 61%, to Php1,768 million in 2013 from Php1,099 million in 2012 mainly due to higher co-location and managed services as a result of the consolidation of IPCDSI in October 2012. The percentage contribution of this service segment to our total data and other network service revenues were 6% and 4% in 2013 and 2012, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues increased by Php412 million, or 24%, to Php2,119 million in 2013 from Php1,707 million in 2012 mainly due to higher outsourcing fees and co-location charges, and the revenue contribution of PGNL, which is the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, the distribution of which is via syndication and international linear channels. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of 2013 and 2012.

Non-service Revenues

Non-service revenues increased by Php522 million, or 44%, to Php1,697 million in 2013 from Php1,175 million in 2012, primarily due to higher revenues from Telpad units.

Expenses

Expenses related to our fixed line business totaled Php55,975 million in 2013, an increase of Php3,199 million, or 6%, as compared with Php52,776 million in 2012. The increase was primarily due to higher expenses related to repairs and maintenance, depreciation and amortization, interconnection costs, asset impairment, rent, taxes and licenses, cost of sales, and professional and other contracted services, partly offset by lower expenses related to compensation and employee benefits. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 88% in each of 2013 and 2012.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2013 and 2012 and the percentage of each expense item to the total:

					Increase (Decrease)
	2013	%	2012(1)%		Amount	%
			(in millions)
Depreciation and amortization	13,946	25	13,354	25	592	4
Compensation and employee benefits	12,671	23	13,439	26	(768)	(6)
Interconnection costs	8,196	15	7,623	15	573	8
Repairs and maintenance	5,930	11	5,325	10	605	11
Professional and other contracted services	3,547	6	3,296	6	251	8
Rent	2,794	5	2,374	5	420	18
Selling and promotions	1,860	3	1,786	3	74	4
Cost of sales	1,665	3	1,374	3	291	21
Asset impairment	1,625	3	1,068	2	557	52
Taxes and licenses	1,514	3	1,097	2	417	38
Communication, training and travel	793	1	752	1	41	5
Insurance and security services	761	1	632	1	129	20
Amortization of intangible assets	2	–	–	–	2	100
Other expenses	671	1	656	1	15	2

Total	55,975	100	52,776	100	3,199	6

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

Depreciation and amortization charges increased by Php592 million, or 4%, to Php13,946 million due to higher depreciable asset base.

Compensation and employee benefits expenses decreased by Php768 million, or 6%, to Php12,671 million primarily due to lower MRP costs, net of the retroactive adjustment of the application of the Revised PAS 19 of Php732 million in 2013, and lower provision for LTIP costs, partially offset by higher provision for pension costs an increase in salaries and employee benefits. Employee headcount decreased to 10,219 in 2013 as compared with 10,462 in 2012 mainly due to a decrease in Digitel’s headcount as a result of the MRP.

Interconnection costs increased by Php573 million, or 8%, to Php8,196 million primarily due to higher international long distance interconnection/settlement costs as a result of higher volume of international received paid calls that terminated to other domestic carriers, partially offset by lower settlement costs for national long distance interconnection costs and data and other network services particularly Fibernet and Infonet.

Repairs and maintenance expenses increased by Php605 million, or 11%, to Php5,930 million primarily due to higher repairs and maintenance costs for IT software and hardware, buildings, and other various facilities, partially offset by a decrease in site electricity costs, lower repairs and maintenance costs on central office/telecoms equipment, as well as lower cost of janitorial services.

Professional and other contracted service expenses increased by Php251 million, or 8%, to Php3,547 million primarily due to higher contracted service and bill printing fees, partially offset by lower technical service and consultancy fees.

Rent expenses increased by Php420 million, or 18%, to Php2,794 million primarily due to higher domestic leased circuit charges, and site, pole and building rentals.

Selling and promotion expenses increased by Php74 million, or 4%, to Php1,860 million primarily due to higher commissions and public relations expenses, partially offset by lower advertising costs.

Cost of sales increased by Php291 million, or 21%, to Php1,665 million primarily due to higher sale of Telpad units.

Asset impairment increased by Php557 million, or 52%, to Php1,625 million mainly due to higher provision for uncollectible receivables.

Taxes and licenses increased by Php417 million, or 38%, to Php1,514 million as a result of higher municipal licenses and other business-related taxes.

Communication, training and travel expenses increased by Php41 million, or 5%, to Php793 million mainly due to higher local and foreign training and travel, partially offset by a decrease in mailing and courier, and fuel consumption charges.

Insurance and security services increased by Php129 million, or 20%, to Php761 million primarily due to higher expenses on office security services, partially offset by lower insurance and bond premiums.

Amortization of intangible assets amounted to Php2 million in 2013 relating to the amortization of intangible assets related to customer list and licenses in relation to IPCDSI’s acquisition.

Other expenses increased by Php15 million, or 2%, to Php671 million primarily due to higher various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the years ended December 31, 2013 and 2012:

			Change
	2013	2012(1)	Amount	%
Other Income (Expenses):		(in millions)
Gains (losses) on derivative financial instruments – net	523	(1,958)	2,481	127
Interest income	392	713	(321)	(45)
Equity share (losses) in net earnings of associates	(86)	108	(194)	(180)
Foreign exchange gains (losses) – net	(1,503)	863	(2,366)	(274)
Financing costs – net	(3,390)	(4,193)	803	(19)
Others	3,583	2,686	897	33

Total	(481)	(1,781)	1,300	(73)

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

Our fixed line business’ other expenses amounted to Php481 million in 2013, a decrease of Php1,300 million, or 73%, from Php1,781 million in 2012. The decrease was due to the combined effects of the following: (i) net gains on derivative financial instruments of Php523 million in 2013 as against net losses on derivative financial instruments of Php1,958 million in 2012 due to maturity of the 2012 hedges, the depreciation of the Philippine peso and a wider dollar and peso interest rate differentials; (ii) an increase in other income by Php897 million mainly due to the reversal of provision for assessment as a result of a favorable Supreme Court decision, higher gain on sale of Philweb shares and an increase in insurance claims, partially offset by casualty losses on Typhoon Yolanda; (iii) lower financing costs by Php803 million mainly due to lower average interest rates on loans and lower financing charges, partly offset by lower capitalized interest; (iv) equity share in net losses of associates and joint ventures of Php86 million as against equity share in net earnings of associates of Php108 million in 2012 primarily due to the share in net losses of Cignal TV for the period from October 1 to December 31, 2013 and disposal of Philweb shares in 2012; (v) a decrease in interest income by Php321 million due to lower principal amounts of dollar and peso placements, lower peso interest rates and shorter average tenor of U.S. dollar placements, partially offset by higher U.S. dollar interest rates, longer average tenor of Philippine peso placements in 2013 and the depreciation of the Philippine peso relative to the U.S. dollar; and (vi) foreign exchange losses of Php1,503 million in 2013 as against foreign exchange gains of Php863 million in 2012 on account of revaluation of net foreign currency-denominated liabilities due to the depreciation of the Philippine peso relative to the U.S. dollar to Php44.40 as at December 31, 2013 from Php41.08 as at December 31, 2012 as against an appreciation of the Philippine peso relative to the U.S. dollar to Php41.08 as at December 31, 2012 from Php43.92 as at December 31, 2011.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php698 million in 2013, an increase of Php647 million from Php51 million in 2012, primarily due to recognition of deferred tax assets, partially offset by higher taxable income. The effective tax rate for our fixed line business were negative 10% and negative 1% in 2013 and 2012, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php7,809 million in 2013, increased by Php2,069 million, or 36%, as compared with Php5,740 million in 2012.

EBITDA

As a result of the foregoing, our fixed line business’ EBITDA increased by Php2,185 million, or 11%, to Php22,274 million in 2013 from Php20,089 million in 2012.

Core Income

Our fixed line business’ core income increased by Php3,292 million, or 57%, to Php9,061 million in 2013 from Php5,769 million in 2012, primarily as a result of higher fixed line revenues, a decrease in other expenses and a higher benefit from income tax, partially offset by higher fixed line expenses, excluding the retroactive effect of the application of the Revised PAS 19 in our MRP costs of Php732 million in 2013.

Others

Expenses

Expenses associated with our other business segment totaled Php5 million in 2013, a decrease of Php13 million, or 72%, as compared with Php18 million in 2012, primarily due to PCEV’s lower other operating expenses.

Other Income

The following table summarizes the breakdown of other income for other business segment for the years ended December 31, 2013 and 2012:

			Change
	2013	2012	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates	2,882	1,508	1,374	91
Foreign exchange gains – net	424	–	424	100
Interest income	249	76	173	228
Gains on derivative financial instruments – net	6	–	6	100
Others	36	2,774	(2,738)	(99)

Total	3,597	4,358	(761)	(17)

Other income decreased by Php761 million, or 17%, to Php3,597 million in 2013 from Php4,358 million in 2012 primarily due to lower other income by Php2,738 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares to Beacon in 2012 and lower dividend income by Php720 million, partly offset by an increase in equity share in net earnings of associates by Php1,374 million mainly due to the increase in PCEV’s share in the net earnings of Beacon and equity share in the net earnings of Asia Outsourcing Beta Limited, or Beta, a holding company of SPi Technologies, Inc., or SPi, and its subsidiaries, where we reinvested approximately US$40 million of the proceeds from the sale of our BPO business in 2013.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php3,508 million, a decrease of Php825 million, or 19%, in 2013 from Php4,333 million in 2012.

EBITDA

As a result of the foregoing, negative EBITDA from our other business segment improved by Php13 million, or 72%, to negative Php5 million in 2013 from negative Php18 million in 2012.

Core Income

Our other business segment’s core income amounted to Php3,110 million in 2013, a decrease of Php1,314 million, or 30%, as compared with Php4,424 million in 2012 mainly as a result of a lower other income, partially offset by an increase in the equity share in the net earnings of Beacon in 2013.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2013 and 2012, as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2013 and 2012:

	Years ended December 31,
	2013	2012
	(in millions)
Cash Flows
Net cash flows provided by operating activities	73,763	80,370
Net cash flows used in investing activities	21,045	39,058
Capital expenditures	28,838	36,396
Net cash flows used in financing activities	59,813	48,628
Net decrease in cash and cash equivalents	(6,391)	(7,761)
	December 31,

	2013	2012(1)

	(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	88,924	102,811
Obligations under finance lease	6	10

	88,930	102,821

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	15,166	12,981
Obligations under finance lease maturing within one year	5	8

	15,171	12,989

Total interest-bearing financial liabilities	104,101	115,810
Total equity attributable to equity holders of PLDT	137,147	145,550

	241,248	261,360

Other Selected Financial Data
Total assets(1)	399,638	405,815
Property, plant and equipment	192,665	200,078
Cash and cash equivalents	31,905	37,161
Short-term investments	718	574

(1) The December 31, 2012 comparative information was restated to reflect the adjustments on the application of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying audited consolidated financial statements for further discussion.

Our consolidated cash and cash equivalents and short-term investments totaled Php32,623 million as at December 31, 2013. Principal sources of consolidated cash and cash equivalents in 2013 were cash flows from operating activities amounting to Php73,763 million, proceeds from availment of long-term debt of Php39,798 million, proceeds from disposal of investments, net of cash of deconsolidated subsidiaries, of Php12,075 million, proceeds from net assets held-for-sale of Php2,298 million, net additions to capital expenditures under long-term financing of Php868 miliion, interest received of Php845 million and dividends received of Php438 million. These funds were used principally for:
(1) debt principal and interest payments of Php57,033 million and Php4,959 million, respectively;
(2) dividend payments of Php37,804 million; (3) capital outlays, including capitalized interest, of Php28,838 million; (4) payment for purchase of investments in joint ventures, associates and deposits for PDR subscription of Php5,557 million; (5) net payment for purchase of investment in debt securities of Php2,046 million; (6) increase in notes receivable of Php1,224 million; and (7) settlements of derivative financial instruments of Php453 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php37,735 million as at December 31, 2012. Principal sources of consolidated cash and cash equivalents in 2012 were cash flows from operating activities amounting to Php80,370 million, proceeds from availment of long-term debt and notes payable of Php52,144 million, net proceeds from disposal of investment available for sale of Php3,563 million, proceeds from net assets classified as held-for-sale of Php1,913 million, interest received of Php1,294 million and dividends received of Php784 million. These funds were used principally for: (1) debt principal and interest payments of Php50,068 million and Php5,355 million, respectively; (2) dividend payments of Php36,934 million; (3) capital outlays, including capitalized interest, of Php36,396 million; (4) payment for purchase of investment in an associate and purchase of shares of noncontrolling shareholders of Php10,500 million; (5) creation of a Trust Fund for the redemption of preferred shares of Php5,561 million; (6) net payment of capital expenditures under long-term financing of Php1,471 million; and (7) settlements of derivative financial instruments of Php1,126 million.

Operating Activities

Our consolidated net cash flows from operating activities decreased by Php6,607 million, or 8%, to Php73,763 million in 2013 from Php80,370 million in 2012, primarily due to higher settlement of accounts payable and other various liabilities, and higher pension contributions, partially offset by higher level of collection of receivables.

Cash flows from operating activities of our wireless business decreased by Php3,518 million, or 7%, to Php50,601 million in 2013 from Php54,119 million in 2012, primarily due to higher level of settlement of other current liabilities, higher income taxes paid and lower operating income, partially offset by higher level of collection of outstanding receivables and lower level of settlement of accounts payable. Conversely, cash flows provided by operating activities of our fixed line business increased by Php5,467 million, or 22%, to Php29,869 million in 2013 from Php24,402 million in 2012, primarily due to higher operating income and and lower settlement of other noncurrent liabilities, partially offset by lower level of collection of receivables and prepayments, higher level of settlement of other liabilities, higher income taxes paid and higher refund of customers’ deposits.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php21,045 million in 2013, a decrease of Php18,013 million, or 46%, from Php39,058 million in 2012, primarily due to the combined effects of the following: (1) proceeds from sale of BPO business, net of cash of deconsolidated subsidiaries, of Php12,075 million; (2) lower payment for investment in joint ventures, associates and deposits for PDR subscription by Php3,285 million, and acquisition of subsidiaries and shares of noncontrolling interest by Php1,646 million; (3) the decrease in capital expenditures by Php7,558 million; (4) lower net proceeds from disposal of investments available for sale of Php3,579 million; (5) net payment for purchase of investment in debt securities of Php2,218 million; (6) increase in notes receivable of Php1,224 million; (7) higher proceeds from sale of Philweb shares by Php385 million; and (7) lower dividends received by Php346 million.

Our consolidated capital expenditures, including capitalized interest, in 2013 totaled Php28,838 million, a decrease of Php7,558 million, or 21%, as compared with Php36,396 million in 2012, primarily due to decreases in the Digitel Group’s and Smart Group’s capital spending, partially offset by PLDT’s higher capital spending. PLDT’s capital spending of Php11,302 million in 2013 was principally used to finance the expansion and upgrade of its submarine cable facilities, DFON facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. Smart Group’s capital spending of Php16,595 million in 2013 was used primarily to modernize and expand its 2G/3G cellular and mobile broadband networks, as well as to purchase additional customer premises equipment for the fixed wireless broadband business. DMPI’s capital spending of Php500 million in 2013 was intended principally to finance the expansion of fixed mobile convergence and continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may continue to make acquisitions and investments in companies or businesses whenever we deem such acquisitions and investments will contribute to our growth.

Dividends received in 2013 amounted to Php438 million, a decrease of Php346 million, or 44%, as compared with Php784 million in 2012. The dividends received in 2013 were from Beacon and Philweb. The dividends received in 2012 were from Meralco and Philweb.

Financing Activities

On a consolidated basis, net cash flows used in financing activities amounted to Php59,813 million, an increase of Php11,185 million, or 23% as compared with Php48,628 million in 2012, resulting largely from the combined effects of the following: (1) higher net payments of long-term debt and notes payable by Php6,965 million; (2) lower proceeds from the issuance of long-term debt and notes payable by Php12,346 million; (3) higher cash dividends paid by Php870 million; (4) creation of a Trust Fund for the redemption of preferred shares of Php5,561 million in 2012; (5) net additions to capital expenditures under long-term financing of Php2,339 million; (6) lower settlement of derivative financial instruments of Php673 million; and (7) lower interest payment by Php396 million.

Debt Financing

Proceeds from availment of long-term debt for the year ended December 31, 2013 amounted to Php39,798 million, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php57,033 million and Php4,959 million, respectively, in 2013.

Our consolidated long-term debt decreased by Php11,702 million, or 10%, to Php104,090 million as at December 31, 2013 from Php115,792 million as at December 31, 2012, primarily due to debt amortizations and prepayments, partially offset by drawings from our term loan facilities and the depreciation of the Philippine peso relative to the U.S. dollar to Php44.40 as at December 31, 2013 from Php41.08 as at December 31, 2012. As at December 31, 2013, the long-term debt levels of PLDT, Smart and Digitel decreased by 1%, 6% and 39% to Php58,584 million, Php35,754 million and Php11,172 million as compared with December 31, 2012.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with the Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan, with final installment on January 16, 2018. The amounts of US$40 million, US$160 million and US$100 million were drawn on March 6, 2013, April 19, 2013 and July 3, 2013, respectively. The amount of US$300 million, or Php13,319 million, remained outstanding as at December 31, 2013.

On January 28, 2013, Smart signed a US$35 million term loan facility agreement with China Banking Corporation to finance the equipment and service contracts for the modernization and expansion projects. The loan is payable over five years in ten equal semi-annual installments. The loan was fully drawn on May 7, 2013. The amount of US$31 million, or Php1,398 million, remained outstanding as at December 31, 2013.

On February 22, 2013, Smart signed a US$46 million five-year term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. On July 3, 2013, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The loan is comprised of Tranches A1 and A2 in the amounts of US$25 million and US$19 million, respectively, and Tranches B1 and B2 in the amounts of US$0.9 million and US$0.7 million, respectively. The facility is payable semi-annually in ten equal installments commencing six months after the applicable mean delivery date. The loan was partially drawn on December 19, 2013 for Tranche A1 and B1 in the amounts of US$18 million and US$0.9 million, respectively. The aggregate amount of US$18 million, or Php787 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On March 25, 2013, Smart signed a US$50 million term loan facility agreement with FEC as the original lender, to finance the supply and services contracts for the modernization and expansion project. The loan was arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd. The loan is payable over five years in nine equal semi-annual installments commencing six months after drawdown date. The amount of US$18 million was partially drawn on September 16, 2013 and subsequently, the amount of US$6 million on November 19, 2013. The amount of US$23 million, or Php1,030 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On May 31, 2013, Smart signed a US$80 million term loan facility agreement with China Banking Corporation to refinance existing loan obligations which were utilized for network expansion and improvement programs of Smart. The loan is payable over five years in ten equal semi-annual installments commencing six months after drawdown date, with final installment on May 31, 2018. The loan was fully drawn on September 25, 2013. The amount of US$72 million, or Php3,197 million, remained outstanding as at December 31, 2013.

On June 19, 2013, Smart issued Php1,376 million fixed rate corporate notes under a Notes Agreement dated June 14, 2013, comprised of Series A five-year notes amounting to Php742 million and Series B ten-year notes amounting to Php634 million. Proceeds from the issuance of these notes were used primarily for debt refinancing of Smart. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 19, 2022. The aggregate amount of Php1,345 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On June 20, 2013, Smart signed a US$120 million term loan facility agreement with Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation, as the lead arrangers and creditors with Sumitomo Mitsui Banking Corporation, as the facility agent. Proceeds of the facility will be used to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in eight equal semi-annual installments commencing six months after drawdown date, with final installment on June 20, 2018. The loan was fully drawn on September 25, 2013. The amount of US$118 million, or Php5,238 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On June 21, 2013, PLDT issued Php2,055 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated June 14, 2013, comprised of Series A notes amounting to Php1,735 million and Series B notes amounting to Php320 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over six years with an annual amortization rate of 1% of the issued price up to the fifth year and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over nine years with an annual amortization rate of 1% of the issue price up to the eight year and the balance payable upon maturity on September 21, 2022. The aggregate amount of Php2,034 million remained outstanding as at December 31, 2013.

On July 29, 2013, PLDT issued Php1,188 million fixed rate corporate note under a Fixed Rate Corporate Notes Facility Agreement, dated July 19, 2013. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the issue date and the balance upon maturity on July 29, 2019. The amount of Php1,188 million remained outstanding as at December 31, 2013.

On November 13, 2013, PLDT signed a Php2,000 million term loan facility agreement with Bank of the Philippine Islands, or BPI, to finance capital expenditures and/or refinance existing loan obligations. The loan is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on November 22, 2020. The amount of Php1,000 million was partially drawn on November 22, 2013 and remained outstanding as at December 31, 2013. The loan was fully drawn on February 11, 2014.

On November 25, 2013, Smart signed a Php3,000 million term loan facility agreement with Metrobank to refinance existing loan obligations of Smart. The loan is payable over seven years in six annual amortization rate of 10% of the total amount drawn with final installment on November 27, 2020. The amount of Php3,000 million was fully drawn on November 29, 2013. The amount of Php2,985 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On December 3, 2013, Smart signed a Php3,000 million term loan facility agreement with BPI to refinance existing loan obligations of Smart. The loan is payable over seven years in six annual amortization rate of 1% of the total amount drawn with final installment on December 10, 2020. The amount of Php3,000 million was fully drawn on December 10, 2013. The amount of Php2,985 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On February 6, 2014, PLDT issued Php15,000 million SEC-registered fixed rate peso retail bonds under the Indenture dated January 22, 2014. Proceeds from the issuance of these bonds will be used to finance capital expenditures and/or refinance existing obligations which were used for capital expenditures for network expansion and improvements. The amount comprises of Php12.4 billion and Php2.6 billion bonds due in 2021 and 2024, with a coupon rate of 5.2250% and 5.2813%, respectively.

Approximately Php67,840 million principal amount of our consolidated outstanding long-term debt as at December 31, 2013 is scheduled to mature over the period from 2014 to 2017. Of this amount, Php34,749 million is attributable to PLDT, Php23,667 million to Smart and Php9,424 million to DMPI.

For a complete discussion of our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements.

Debt Covenants

As a result of the acquisition of Digitel, PLDT assumed the obligations of JG Summit Holdings, Inc., or JGSHI, as guarantor under the Digitel and DMPI loan agreements covered by guarantees from JGSHI. These loans and guarantees contained certain representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies for the replacement of JGSHI by PLDT as guarantor under these loans. As at December 31, 2013, the outstanding balance of DMPI loans covered by PLDT guarantees is Php11,398 million. There are no outstanding Digitel loans covered by PLDT guarantees as at December 31, 2013.

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

As at December 31, 2013, we are in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying audited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

Our current dividend policy is to pay out 70% of our core earnings per share taking into consideration the interest of our shareholders as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.  However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends up to the 30% balance of our core earnings or share buybacks.  We were able to declare dividend payouts of approximately 100% of our core earnings for seven consecutive years from 2007 to 2013.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments in 2013 amounted to Php37,804 million as compared with Php36,934 million paid to shareholders in 2012.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the years ended December 31, 2013 and 2012:

	Date		Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in millions, except per share amount)
2012
Common
Regular Dividend	August 7, 2012	August 31, 2012	September 28, 2012	60.00	12,964
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013	60.00	12,963
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013	52.00	11,235

					37,162
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	Various	Various	Various	–	49
10% Cumulative Convertible Preferred Stock	Various	Various	Various	1.00	–
Voting Preferred Stock	December 4, 2012	December 19, 2012	January 15, 2013		2
Charged to Retained Earnings					37,213

2013
Common
Regular Dividend	August 7, 2013	August 30, 2013	September 27, 2013	63.00	13,611
Regular Dividend	March 4, 2014	March 18, 2014	April 16, 2014	62.00	13,395
Special Dividend	March 4, 2014	March 18, 2014	April 16, 2014	54.00	11,667

					38,673
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	Various	Various	Various	–	49
10% Cumulative Convertible Preferred Stock	Various	Various	Various	1.00	–
Voting Preferred Stock	Various	Various	Various		10
Charged to Retained Earnings					38,732

(1) Dividends were declared based on total amount paid up.

See Note 19 – Equity to the accompanying audited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at December 31, 2013 and 2012, see Note 27 – Financial Assets and Liabilities – Liquidity Risks to the accompanying audited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php20 million and Php342 million as at December 31, 2013 and 2012, respectively. The outstanding commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at December 31, 2013 and September 30, 2013:

	Fair Values
	December 31,	September 30,
	2013	2013
	(Audited)	(Unaudited)
	(in millions)
Noncurrent Financial Assets
Available-for-sale financial investments
Listed equity securities	97	102
Unlisted equity securities	123	5,571
Investments in debt securities and other long-term investments – net of current portion	2,668	770
Derivative financial assets – interest rate swap	24	22
Advances and other noncurrent assets – net of current portion	2,043	2,001

Total noncurrent financial assets	4,955	8,466

Current Financial Assets
Derivative financial assets	10	1
Total current financial assets	10	1

Total Financial Assets	4,965	8,467

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	93,171	100,605
Derivative financial liabilities	1,869	1,962
Customers’ deposits	2,044	2,067
Deferred credits and other noncurrent liabilities	18,696	17,695

Total noncurrent financial liabilities	115,780	122,329

Current Financial Liabilities
Derivative financial liabilities	105	117
Total current financial liabilities	105	117

Total Financial Liabilities	115,885	122,446

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the year ended December 31, 2013 and and for the nine months ended September 30, 2013:

	December 31,	September 30,
	2013	2013
	(in millions)
Profit and Loss
From continuing operations
Interest income	932	680
Gains on derivative financial instruments – net	511	492
Accretion on financial liabilities	(1,541)	(1,514)
Interest on loans and other related items	(5,086)	(3,928)
Discontinued operations
Interest income	3	3
Interest on loans and other related items	(4)	(4)
Other Comprehensive Income
Net fair value gains (losses) on cash flow hedges – net of tax	(16)	68
Net gains on available-for-sale financial investments – net of tax	(8)	6

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2013 and 2012 was 2.9% and 3.1%, respectively. Moving forward, we currently expect inflation to increase, which may have an impact on our operations.

PART II – OTHER INFORMATION

IPCDSI’s Acquisition of Rack I.T. Data Center, Inc., or Rack IT

On January 28, 2014, IPCDSI entered into a Sale and Purchase Agreement to acquire 100% ownership in Rack IT for an indicative purchase price of Php170 million subject to certain pre-closing price adjustments. Rack IT was incorporated to engage in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the projects and operations of a data center. As at the date of this report, Rack IT is still at pre-operating phase and construction of its data center facility which is located in Sucat, Parañaque is still ongoing.

PLDT issued Php15 billion Fixed Rate Retail Bonds

On January 23, 2014, the SEC approved the registration and issued the permit to offer for sale relating to our peso fixed rate retail bonds with a base offer size of Php10 billion, with an option for oversubscription of up to Php5 billion.

The bonds were offered to the public from January 24 to 30, 2014. PLDT exercised its oversubscription option and increased the total issue size from Php10 billion to Php15 billion. Of the total issue size, Php12.4 billion was allocated to the seven-year tranche due 2021, or the Fixed Rate Bonds due 2021, carrying a coupon rate of 5.2250% per annum, and the remaining Php2.6 billion to the ten-year tranche due 2024, or the Fixed Rate Bonds due 2024, carrying a coupon rate of 5.2813% per annum.

On February 6, 2014, the Fixed Rate Bonds Due 2021 and Fixed Rate Bonds Due 2024 were issued and listed for trading on the Philippine Dealing Exchange. These bonds may be sold and traded only in the Philippines.

Proceeds from the issuance of these bonds will be used to finance capital expenditure and/or refinance existing obligations, the proceeds of which were utilized for service improvements and expansion.

PLDT’s inaugural bonds were rated by Credit Rating and Investors Service Philippines, Inc., or CRISP, as “AAA” with a stable outlook, the highest on the scale.

Automated Fare Collection System Project Awarded to Ayala-First Pacific Consortium

In 2013, Smart, along with other companies of conglomerates Metro Pacific Investments Corporation, or MPIC, and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, project of the Department of Transportation and Communication, or DOTC, and Light Rail Transit Authority. The project aims to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems by substantially speeding up payments, reducing queuing time and facilitating efficient passenger transfer to other rail lines. The AF Consortium led by MPIC and Ayala, composed of AC Infrastructure Holdings Corporation, BPI Card Finance Corporation, and Globe Telecom, Inc., for the Ayala Group, and MPIC, Meralco Financial Services Corporation, and Smart for the MPIC Group bidded for the AFCS Project and on January 30, 2014, received a Notice of Award from the DOTC declaring it as the winning bidder. The AF Consortium will form a corporation with Smart taking 20% ownership.

PLDT’s Acquisition of Subscription Assets of Digitel

On July 1, 2013, PLDT entered into an agreement to acquire the subscription assets of Digitel for a total cost of approximately Php5.3 billion. The agreement covers the transfer, assignment and conveyance of Digitel’s subscription agreements and subscriber list, and includes a transition mechanism to ensure uninterrupted availability of services to the Digitel subscribers until migration to the PLDT network is completed.

Decrease in Authorized Capital Stock

On April 23, 2013 and June 14, 2013, the Board of Directors and stockholders, respectively, approved the following actions: (1) decrease in PLDT’s authorized capital stock from Php9,395 million divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 807.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each, to Php5,195 million, divided into two classes consisting of:
(a) Preferred Capital Stock sub-classified into: 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 387.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each; and (2) corresponding amendments to the Seventh Article of the Articles of Incorporation of PLDT. On October 3, 2013, the Philippine SEC approved the decrease in authorized capital stock and Amendments to the Articles of Incorporation of PLDT.

Investment in PDRs of MediaQuest

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the BTF, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV, Inc., or Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines with 602 thousand net subscribers as at December 31, 2013.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•	a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•	a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings Holdings, Inc., or Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest, and when issued, will provide ePLDT with a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity positions in three leading broadsheets: The Philippine Star, the Philippine Daily Inquirer, and Business World. See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On March 4, 2014, PLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest, which will increase ePLDT’s investment in Hastings PDRs from Php1.95 billion up to Php2.45 billion representing a 60% economic interest in Hastings.  Also, a new investor will subscribe for a 40% economic interest in Hastings either directly through Hastings or PDRs to be issued by MediaQuest in relation to its interest in Hastings.

ePLDT’s deposit for future PDRs subscription amounted to Php1.95 billion for Hastings PDRs as at December 31, 2013 and Php6 billion for Cignal TV PDRs as at December 31, 2012.

As at the date of issuance of this report, the Hastings PDRs have not yet been issued.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest to the accompanying audited consolidated financial statements for further discussion.

Sale of BPO Segment

On February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, PGIH to Asia Outsourcing Gamma Limited, or AOGL, a company controlled by CVC Capital Partners, or CVC.  The sale of the BPO business was completed on April 30, 2013. PLDT reinvested approximately US$40 million of the proceeds from the sale in Beta, resulting in approximately 19.7% interest, and will continue to participate in the growth of the business as a partner of CVC. Upon the completion of the sale, PLDT will be subject to certain obligations, including: (1) an obligation, for a period of five years, not to carry on or be engaged or concerned or interested in or assist any business which competes with the business process outsourcing business as carried on at the relevant time or at any time in the 12 months prior to such time in any territory in which business is carried on (excluding activities in the ordinary course of PLDT’s business); and (2) an obligation, for a period of five years, to provide transitional services on a most-favored-nation basis (i.e., no less favorable material terms (including pricing) than those offered by PLDT or any of its controlled affiliates to any other customer in relation to services substantially similar to those provided or to be provided). In addition, PLDT may be liable for certain damages actually suffered by AOGL arising out of, among others, breach of representation, tax matters and non-compliance with Indian employment laws by SPi Technologies India Pvt. Ltd., a wholly-owned subsidiary of SPi. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations to the accompanying audited consolidated financial statements for a further discussion of the classification of the BPO segment as an asset held-for-sale.

Supreme Court Temporary Restraining Order on December 2013 Increase in Billing Rate

On December 9, 2013, the Energy Regulatory Commission, or ERC, gave clearance to the request of Meralco to implement a staggered collection over three months covering the December billing month for the increase in generation charge and other bill components such as value-added tax, local franchise tax, transmission charge, and system loss charge, which reflected a total increase of Php4.15/kWh for a 200-kWh residential consumer. The generation costs for the November 2013 supply month increased significantly because of the use of the more expensive liquid fuel by the natural gas-fired power plants that were affected by the Malampaya Gas Field, or Malampaya, shutdown from November 11 to December 10, 2013. This was compounded by the aberrant spike in the Wholesale Electricity Spot Market, or WESM, charges on account of the scheduled, and extended shutdown, and the forced outages of several base load power plants, as well as the non-compliance with WESM Rules by certain plants resulting in significant power generation capacities not being offered and dispatched.

The Department of Justice commenced an investigation while the House of Representatives and the Senate conducted separate hearings to determine the underlying reasons for the price increase, including any possible collusion among the power firms. In the meantime, Meralco proceeded with billing its captive customers with the ERC approval.

On December 19, 2013, several party-list representatives in the House of Representatives, filed a Petition against Meralco, ERC and the Department of Energy, or DOE, before the Supreme Court of the Philippines, or SC, questioning the ERC clearance granted to Meralco to charge the Php4.15/kWh price increase, alleging lack of hearing and due process. They also sought for the declaration of the unconstitutionality of Sections 6 and 29 of Republic Act No. 9136, “The Electric Power Industry Reform Act of 2001”, or EPIRA, which essentially declared the generation and supply sectors competitive and open, and not considered public utilities. A similar Petition was filed by a consumer group and several private homeowners associations challenging also the legality of the Automatic Generation Rate Adjustment, or AGRA, that the ERC had promulgated. Both Petitions prayed for the issuance of a Temporary Restraining Order, or TRO, and Writ of Preliminary Injunction.

On December 23, 2013, the SC consolidated the two Petitions and granted the application for TRO effective immediately for a period of 60 days which effectively enjoined the ERC and Meralco from implementing the Php4.15/kWh price increase. The SC also ordered Meralco, ERC and DOE to file their respective comments to the Petitions and set the hearing for Oral Arguments on January 21, 2014. The SC further set two more Oral Arguments on February 4, 2014 and February 11, 2014. After the conclusion of the Oral Arguments, the SC ordered all the Parties to the consolidated Petitions to file their respective Memoranda on or before February 26, 2014 after which the Petitions will be deemed submitted for resolution of the SC. Meralco has complied with said directive and filed its Memorandum on said date.

On February 18, 2014, acting on the motion filed by the Petitioners, the SC extended the TRO for another period of 60 days or until April 22, 2014 that was originally issued against Meralco and ERC on December 23, 2013. The TRO was also similarly applied to the generating companies, specifically Masinloc Power Partners Co. Ltd., San Miguel Energy Corporation, South Premier Power Corporation, First Gas Power Corporation, the National Grid Corporation of the Philippines, and the Philippine Electricity Market Corporation, or PEMC, (the administrator of WESM and market operator) who were all enjoined from collecting from Meralco the deferred amounts representing the Php4.15/kWh price increase for the November 2013 supply month.

In the meantime, on January 30, 2014, Meralco filed an Omnibus Motion with Manifestation with the ERC for the latter to direct PEMC to conduct a re-run or re-calculation of the WESM prices for the supply months of November to December 2013. Subsequently, on February 17, 2014, Meralco filed with the ERC an Application for the recovery of deferred generation costs for the December 2013 supply month praying that it be allowed to recover the same over a six-month period.

As at March 4, 2014, Meralco is still awaiting the decisions of the SC and ERC.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 –Related Party Transactions to the accompanying audited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at December 31, 2013:

			31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
			(in millions)
Retail subscribers	12,563	3,413	1,198	390	7,562
Corporate subscribers	7,904	1,706	1,329	683	4,186
Foreign administrations	5,840	1,687	1,201	576	2,376
Domestic carriers	1,461	351	151	147	812
Dealers, agents and others	4,320	2,866	434	102	918
Total	32,088	10,023	4,313	1,898	15,854

Less: Allowance for doubtful accounts.	14,524
Total Receivables — net	17,564

ANNEX II – FINANCIAL SOUNDNESS INDICATORS

The following table shows our financial soundness indicators as at December 31, 2013 and 2012:

	2013	2012
Current Ratio(1)	0.52:1.0	0.69:1.0
Net Debt to Equity Ratio(2)	0.52:1.0	0.54:1.0
Net Debt to EBITDA Ratio(3)	0.92:1.0	1.04:1.0
Total Debt to EBITDA Ratio(4)	1.34:1.0	1.54:1.0
Asset to Equity Ratio(5)	2.91:1.0	2.79:1.0
Interest Coverage Ratio(6)	7.03:1.0	7.13:1.0
Profit Margin(7)	20%	22%
Return on Assets(8)	8%	9%
Return on Equity(9)	24%	24%
EBITDA Margin(10)	47%	47%

(1) Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)

(2)	Net Debt to equity ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by total equity.

(3)	Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by EBITDA for the year.

(4)	Total Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) divided by EBITDA for the year.

(5) Asset to equity ratio is measured as total assets divided by total equity.

(6)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the year, divided by total financing cost for the year.

(7) Profit margin is derived by dividing net income for the year with total revenues for the year.

(8) Return on assets is measured as net income for the year divided by average total assets.

(9) Return on Equity is measured as net income for the year divided by average total equity.

(10) EBITDA margin for the yearis measured as EBITDA divided by service revenues for the year.

EBITDA for the year is measured as net income for the year excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associated and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) for the year.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the fourth quarter of 2013 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Signature and Title: /s/Napoleon L. Nazareno—

Napoleon L. Nazareno
President and Chief Executive Officer
Signature and Title: /s/Anabelle Lim Chua—

Anabelle Lim-Chua
Senior Vice President and Treasurer
(Principal Financial Officer)
Signature and Title: /s/June Cheryl A. Cabal-Revilla—

June Cheryl A. Cabal-Revilla
First Vice President and Controller
(Principal Accounting Officer)
Date: March 4, 2014

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2013 AND 2012, AND JANUARY 1, 2012 (AS ADJUSTED)
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011 (AS ADJUSTED)

AND

INDEPENDENT AUDITORS’ REPORT

INDEPENDENT AUDITORS’ REPORT

The Stockholders and the Board of Directors
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue, Makati City

We have audited the accompanying consolidated financial statements of Philippine Long Distance Telephone Company and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and January 1, 2012, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Philippine Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and its subsidiaries as at December 31, 2013 and 2012, and January 1, 2012, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2013 in accordance with Philippine Financial Reporting Standards.

SYCIP GORRES VELAYO & CO.

/s/ Ramon D. Dizon
Ramon D. Dizon
Partner
CPA Certificate No. 46047
SEC Accreditation No. 0077-AR-3 (Group A),

February 21, 2013, valid until February 20, 2016

Tax Identification No. 102-085-577
BIR Accreditation No. 08-001998-17-2012,

April 11, 2012, valid until April 10, 2015

PTR No. 4225167, January 2, 2014, Makati City

March 4, 2014

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)

ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 12 and 20)	192,665	200,078	200,142
Investments in associates, joint ventures and deposits (Notes 3, 4, 5, 10 and 24)	41,310	27,077	17,865
Available-for-sale financial investments (Notes 6, 10 and 27)	220	5,651	7,181
Investment in debt securities and other long-term investments – net of current portion (Notes 11 and 27)	2,643	205	150
Investment properties (Notes 3, 6, 9 and 12)	1,222	712	1,115
Goodwill and intangible assets (Notes 3, 4, 14 and 21)	73,918	74,250	83,303
Deferred income tax assets – net (Notes 3, 4 and 7)	14,181	7,225	5,117
Derivative financial assets (Note 27)	24	–	–
Prepayments – net of current portion (Notes 3, 5, 18, 24 and 25)	3,031	4,500	11,697
Advances and other noncurrent assets – net of current portion (Note 27)	2,761	1,376	1,340

Total Noncurrent Assets	331,975	321,074	327,910

Current Assets
Cash and cash equivalents (Notes 15 and 27)	31,905	37,161	46,057
Short-term investments (Note 27)	718	574	558
Trade and other receivables (Notes 3, 5, 16, 24 and 27)	17,564	16,379	16,245
Inventories and supplies (Notes 3, 4, 5 and 17)	3,164	3,467	3,827
Derivative financial assets (Note 27)	10	–	366
Current portion of investment in debt securities and other long-term investments (Notes 11 and 27)	–	150	358
Current portion of prepayments (Note 18)	6,054	5,144	6,345
Current portion of advances and other noncurrent assets (Notes 19, 27 and 28)	8,248	8,116	126

	67,663	70,991	73,882
Assets classified as held-for-sale (Notes 2, 3, 4 and 10)	–	13,750	–

Total Current Assets	67,663	84,741	73,882

TOTAL ASSETS	399,638	405,815	401,792

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock (Notes 8, 19, 27 and 28)	360	360	4,419
Voting preferred stock (Note 19)	150	150	–
Common stock (Notes 8, 19, 27 and 28)	1,093	1,093	1,085
Treasury stock (Notes 8, 19 and 27)	(6,505)	(6,505)	(6,505)
Capital in excess of par value	130,562	130,566	127,246
Retained earnings (Note 19)	22,968	25,416	26,160
Other comprehensive income (Note 6)	(11,481)	(3,387)	1,455
Reserves of a disposal group classified as held-for-sale (Note 2)	–	(2,143)	–

Total Equity Attributable to Equity Holders of PLDT (Note 27)	137,147	145,550	153,860
Noncontrolling interests (Note 6)	179	184	386

TOTAL EQUITY	137,326	145,734	154,246

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 20, 23 and 27)	88,930	102,821	91,280
Deferred income tax liabilities – net (Notes 3, 4 and 7)	4,437	5,713	7,078
Derivative financial liabilities (Note 27)	1,869	2,802	2,235
Customers’ deposits (Note 27)	2,545	2,529	2,272
Pension and other employee benefits (Notes 3, 5 and 25)	13,439	1,982	552
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 21, 23, 27 and 28)	22,045	21,950	22,642

Total Noncurrent Liabilities	133,265	137,797	126,059

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 27)	34,882	30,451	29,554
Accrued expenses and other current liabilities (Notes 3, 10, 14, 19, 20, 21, 23, 24, 25, 26, 27 and 28)	74,256	71,624	58,271
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 20, 23 and 27)	15,171	12,989	26,009
Provision for claims and assessments (Notes 3 and 26)	897	1,555	1,555
Dividends payable (Notes 19 and 27)	932	827	2,583
Derivative financial liabilities (Note 27)	105	418	924
Income tax payable (Note 7)	2,804	1,809	2,591

	129,047	119,673	121,487
Liabilities directly associated with assets classified as held-for-sale (Notes 2 and 4)	–	2,611	–

Total Current Liabilities	129,047	122,284	121,487

TOTAL LIABILITIES	262,312	260,081	247,546

TOTAL EQUITY AND LIABILITIES	399,638	405,815	401,792

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2013, 2012 and 2011
(in million pesos, except earnings per common share amounts which are in pesos)

	2013	2012	2011
		(As Adjusted – Note 2)

REVENUES
Service revenues (Notes 2, 3 and 4)	164,052	159,738	145,834
Non-service revenues (Notes 3, 4 and 5)	4,279	3,295	2,645

	168,331	163,033	148,479

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	30,304	32,354	27,539
Compensation and employee benefits (Notes 3, 5 and 25)	21,369	21,999	15,411
Repairs and maintenance (Notes 12, 17 and 24)	13,107	12,604	10,053
Cost of sales (Notes 5, 17 and 24)	11,806	8,747	5,443
Interconnection costs (Note 2)	10,610	11,105	12,586
Selling and promotions (Note 24)	9,776	9,708	7,807
Professional and other contracted services (Note 24)	6,375	5,361	5,143
Rent (Notes 3, 24 and 27)	6,041	5,860	3,938
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	5,543	5,286	10,200
Taxes and licenses (Note 26)	3,925	3,506	3,554
Communication, training and travel	2,215	2,042	1,645
Insurance and security services (Note 24)	1,815	1,564	1,326
Amortization of intangible assets (Notes 3, 4 and 14)	1,020	921	117
Other expenses	1,609	1,472	1,662

	125,515	122,529	106,424

	42,816	40,504	42,055

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	2,742	1,538	2,035
Interest income (Notes 4, 5, 11 and 15)	932	1,354	1,357
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	511	(2,009)	201
Foreign exchange gains (losses) – net (Notes 4, 9 and 27)	(2,893)	3,282	(735)
Financing costs – net (Notes 4, 5, 9, 20 and 27)	(6,589)	(6,876)	(6,454)
Other income (Notes 3, 4, 12 and 18)	4,113	5,813	2,626

	(1,184)	3,102	(970)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS (Note 4)	41,632	43,606	41,085
PROVISION FOR INCOME TAX (Notes 2, 3, 4 and 7)	8,248	8,050	10,734

NET INCOME FROM CONTINUING OPERATIONS (Note 4)	33,384	35,556	30,351
NET INCOME FROM DISCONTINUED OPERATIONS (Notes 2, 4 and 8)	2,069	543	867

NET INCOME (Note 4)	35,453	36,099	31,218

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	35,420	36,148	31,278
Noncontrolling interests (Notes 4 and 8)	33	(49)	(60)

	35,453	36,099	31,218

Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	163.67	167.07	161.05
Diluted	163.67	167.07	160.91

Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	154.09	164.55	156.52
Diluted	154.09	164.55	156.39

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2013, 2012 and 2011
(in million pesos)

	2013	2012	2011
		(As Adjusted – Note 2)

NET INCOME (Note 4)	35,453	36,099	31,218
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	794	(795)	634
Net gains (losses) on available-for-sale financial investments:	(8)	23	3
Gains (losses) from changes in fair value recognized during the year	(7)	25	3
Income tax related to fair value adjustments charged directly to equity	(1)	(2)	–
Net transactions on cash flow hedges:	(16)	92	14
Net fair value gains (losses) on cash flow hedges (Note 27)	–	92	14
Income tax related to fair value adjustments charged directly to equity	(16)	–	–
Share in the other comprehensive income of associates and joint ventures accounted for using the equity method (Note 10)	(92)	–	(10)
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	678	(680)	641

Share in the other comprehensive income of associates and joint ventures accounted for using the equity method (Note 10)	1,112	–	–
Revaluation increment on investment properties:	(1)	31	–
Income tax related to revaluation increment charged directly to equity	1	32	–
Depreciation of revaluation increment in investment property transferred to property, plant and equipment (Note 9)	(2)	(2)	–
Fair value adjustment of property, plant and equipment transferred to investment properties during the year (Note 12)	–	1	–
Actuarial gains (losses) on defined benefit obligations (Note 7):	(9,156)	(6,233)	2,099
Remeasurement in actuarial gains (losses) on defined benefit obligations	(13,005)	(8,885)	3,011
Income tax related to remeasurement adjustments	3,849	2,652	(912)

Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	(8,045)	(6,202)	2,099
Total Other Comprehensive Income (Loss) – Net of Tax	(7,367)	(6,882)	2,740

TOTAL COMPREHENSIVE INCOME	28,086	29,217	33,958

ATTRIBUTABLE TO:
Equity holders of PLDT	28,061	29,268	34,009
Noncontrolling interests	25	(51)	(51)

	28,086	29,217	33,958

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2013, 2012 and 2011
(in million pesos)

							Reserves of a	Total Equity
							Disposal Group	Attributable to
	Preferred	Common		Capital in Excess of		Other Comprehensive	Classified as	Equity Holders	Noncontrolling	Total
	Stock	Stock	Treasury Stock	Par Value	Retained Earnings	Income	Held-for-Sale	of PLDT	Interests	Equity
Balances as at January 1, 2013, as previously presented	510	1,093	(6,505)	130,566	24,794	790	(2,188)	149,060	182	149,242
Effect of changes in accounting policies for employee benefits (Note 2)	–	–	–	–	622	(4,177)	45	(3,510)	2	(3,508)

Balances as at January 1, 2013, as adjusted	510	1,093	(6,505)	130,566	25,416	(3,387)	(2,143)	145,550	184	145,734
Total comprehensive income:	–	–	–	–	35,420	(7,359)	–	28,061	25	28,086
Net income (Notes 4 and 8)	–	–	–	–	35,420	–	–	35,420	33	35,453
Other comprehensive loss (Note 6)	–	–	–	–	–	(7,359)	–	(7,359)	(8)	(7,367)
Cash dividends (Note 19)	–	–	–	–	(37,868)	–	–	(37,868)	(46)	(37,914)
Discontinued operations (Notes 2 and 6)	–	–	–	–	–	(735)	2,143	1,408	–	1,408
Acquisition and dilution of noncontrolling interests (Notes 2 and 13)	–	–	–	(4)	–	–	–	(4)	(9)	(13)
Others (Notes 2 and 13)	–	–	–	–	–	–	–	–	25	25

Balances as at December 31, 2013	510	1,093	(6,505)	130,562	22,968	(11,481)	–	137,147	179	137,326

Balances as at January 1, 2012, as previously presented	4,419	1,085	(6,505)	127,246	26,232	(644)	–	151,833	386	152,219
Effect of changes in accounting policies for employee benefits	–	–	–	–	(72)	2,099	–	2,027	–	2,027

Balances as at January 1, 2012, as adjusted	4,419	1,085	(6,505)	127,246	26,160	1,455	–	153,860	386	154,246
Total comprehensive income:	–	–	–	–	36,148	(6,880)	–	29,268	(51)	29,217
Net income (Notes 4 and 8)	–	–	–	–	36,148	–	–	36,148	(49)	36,099
Other comprehensive loss (Note 6)	–	–	–	–	–	(6,880)	–	(6,880)	(2)	(6,882)
Cash dividends (Note 19)	–	–	–	–	(36,997)	–	–	(36,997)	(7)	(37,004)
Issuance of capital stock – net of conversion (Note 19)	120	8	–	4,423	–	–	–	4,551	–	4,551
Redemption of preferred shares (Note 19)	(4,029)	–	–	–	–	–	–	(4,029)	–	(4,029)
Revaluation increment removed from other comprehensive income taken to retained earnings (Note 6)	–	–	–	–	105	(105)	–	–	–	–
Discontinued operations (Notes 2 and 6)	–	–	–	–	–	2,143	(2,143)	–	–	–
Acquisition and dilution of noncontrolling interests (Notes 2 and 13)	–	–	–	(1,103)	–	–	–	(1,103)	(144)	(1,247)

Balances as at December 31, 2012 (As adjusted – Note 2)	510	1,093	(6,505)	130,566	25,416	(3,387)	(2,143)	145,550	184	145,734

Balances as at January 1, 2011, as previously presented	4,419	947	(6,505)	62,890	36,594	(1,276)	–	97,069	316	97,385
Effect of changes in accounting policies for employee benefits	–	–	–	–	347	–	–	347	–	347

Balances as at January 1, 2011, as adjusted	4,419	947	(6,505)	62,890	36,941	(1,276)	–	97,416	316	97,732
Total comprehensive income:	–	–	–	–	31,278	2,731	–	34,009	(51)	33,958
Net income (Notes 4 and 8)	–	–	–	–	31,278	–	–	31,278	(60)	31,218
Other comprehensive income (Note 6)	–	–	–	–	–	2,731	–	2,731	9	2,740
Cash dividends (Note 19)	–	–	–	–	(42,059)	–	–	(42,059)	(8)	(42,067)
Issuance of capital stock – net of conversion (Note 19)	–	138	–	64,356	–	–	–	64,494	–	64,494
Others (Notes 2 and 13)	–	–	–	–	–	–	–	–	129	129

Balances as at December 31, 2011 (As adjusted – Note 2)	4,419	1,085	(6,505)	127,246	26,160	1,455	–	153,860	386	154,246

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013, 2012 and 2011
(in million pesos)

	2013	2012	2011
		(As Adjusted – Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax and noncontrolling interest from continuing operations	41,632	43,606	41,085
Income before income tax and noncontrolling interest from discontinued operations (Note 2)	2,124	971	985

Income before income tax (Note 4)	43,756	44,577	42,070
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	30,457	32,820	27,957
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	5,545	5,289	10,209
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 27)	4,669	5,430	5,312
Foreign exchange losses (gains) – net (Notes 4, 9 and 27)	2,889	(3,243)	744
Incentive plans (Notes 3, 5 and 25)	1,749	1,598	38
Accretion on financial liabilities – net (Notes 5, 20 and 27)	1,541	1,053	1,062
Amortization of intangible assets (Notes 3 and 14)	1,075	1,101	264
Pension benefit costs (Notes 3, 5 and 25)	434	678	569
Losses (gains) on disposal of property, plant and equipment (Note 9)	86	(51)	(172)
Losses (gains) on derivative financial instruments – net (Notes 4 and 27)	(512)	1,981	(197)
Interest income (Notes 4, 5 and 15)	(935)	(1,370)	(1,372)
Gains on disposal of associates (Note 10)	(2,056)	(1,760)	–
Gains on disposal of investments in subsidiaries	(2,404)	–	(216)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(2,604)	(1,538)	(2,035)
Gain on disposal of investments available-for-sale (Note 10)	–	(2,015)	–
Others	(401)	(1,170)	(1,745)

Operating income before changes in assets and liabilities	83,289	83,380	82,488
Decrease (increase) in:
Trade and other receivables	(1,790)	(8,338)	2,064
Inventories and supplies	254	386	(1,017)
Prepayments	(663)	97	(539)
Advances and other noncurrent assets	(59)	(108)	51
Increase (decrease) in:
Accounts payable	4,299	6,140	904
Accrued expenses and other current liabilities	2,615	11,112	7,011
Pension and other employee benefits	(2,611)	(2,245)	(236)
Customers’ deposits	17	257	45
Other noncurrent liabilities	(29)	(205)	12

Net cash flows generated from operations	85,322	90,476	90,783
Income taxes paid	(11,559)	(10,106)	(11,574)

Net cash flows from operating activities	73,763	80,370	79,209

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	845	1,294	1,359
Dividends received (Note 10)	438	784	520
Proceeds from:
Disposal of investments in subsidiaries – net of cash of deconsolidated subsidiaries (Note 2)	12,075	–	218
Disposal of investment in an associate (Note 10)	2,298	1,913	15,136
Disposal of property, plant and equipment (Note 9)	1,546	199	523
Maturity of investment in debt securities	241	380	–
Disposal of available-for-sale financial investments	–	3,567	1
Disposal of investment properties (Note 12)	–	108	1
Cash acquired – net of payment for purchase of investment (Note 13)	–	–	1,928
Maturity of short-term investments	–	–	315

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2013, 2012 and 2011
(in million pesos)

	2013	2012	2011
		(As Adjusted – Note 2)

Payments for:
Purchase of shares of noncontrolling interest (Note 13)	(6)	(841)	–
Acquisition of available-for-sale financial investments (Note 10)	(16)	(4)	(15,179)
Purchase of short-term investments	(114)	(22)	(246)
Acquisition of intangibles (Note 4)	(290)	–	(2)
Purchase of investment in debt securities	(2,287)	(208)	–
Purchase of investments in associates, joint ventures and deposits (Note 10)	(5,557)	(8,842)	(155)
Purchase of subsidiaries – net of cash acquired	–	(817)	(977)
Contingent consideration arising from business combinations	–	–	(1,910)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 27)	(421)	(914)	(648)
Decrease (increase) in notes receivable	(1,224)	–	85
Additions to property, plant and equipment (Notes 4 and 9)	(28,417)	(35,482)	(30,559)
Increase in advances and other noncurrent assets	(156)	(173)	(122)
Net cash flows used in investing activities	(21,045)	(39,058)	(29,712)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 20)	39,798	50,319	17,464
Availments of long-term financing for capital expenditures	10,618	10,224	7,803
Notes payable (Note 20)	–	1,825	2,136
Issuance of capital stock	–	227	2
Payments for:
Redemption of shares	(5)	(62)	–
Obligations under finance leases	(12)	(12)	(33)
Debt issuance costs (Note 20)	(213)	(121)	(42)
Derivative financial instruments (Note 27)	(453)	(1,126)	(632)
Interest – net of capitalized portion (Notes 5, 20 and 27)	(4,959)	(5,355)	(5,325)
Long-term financing for capital expenditures	(9,750)	(11,695)	(4,923)
Cash dividends (Note 19)	(37,804)	(36,934)	(41,598)
Long-term debt (Note 20)	(57,033)	(45,341)	(14,666)
Redemption of liabilities	–	(289)	–
Trust fund for redemption of shares (Note 19)	–	(5,561)	–
Notes payable (Note 20)	–	(4,727)	(390)
Net cash flows used in financing activities	(59,813)	(48,628)	(40,204)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	704	(445)	86

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,391)	(7,761)	9,379
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	38,296	46,057	36,678

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	31,905	38,296	46,057
Discontinued operations (Note 2)	–	1,135	–

Continuing operations	31,905	37,161	46,057

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common             shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2013.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2013. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and certain other seller-parties.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at December 31, 2013, the JG Summit Group owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, PLDT and BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or BTF, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2013. See Note 19 – Equity – Voting Preferred Stock and Note 26 – Provisions and Contingencies – Matters Relating to the Gamboa Case and the recent Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On
October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 445 million ADSs outstanding as at December 31, 2013.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three business segments, wireless, fixed line and others, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2013 and 2012, and January 1, 2012 and for each of the three years in the period ended December 31, 2013, 2012 and 2011 were approved and authorized for issuance by the Board of Directors on March 4, 2014 as reviewed and recommended for approval by the Audit Committee, on March 3, 2014.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs. PLDT files a separate financial statements of the Parent Company with the Philippine Securities and Exchange Commission, or Philippine SEC.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial investments and investment properties that have been measured at fair values.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2013 and 2012, and January 1, 2012:

			Percentage of Ownership
			December 31,				January 1,
	Place of		2 0 1 3		2 0 1 2		2 0 1 2

Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	–	100.0	–	100.0	–
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	–	100.0	–	100.0	–	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	–	100.0	–	100.0	–	100.0
I-Contacts Corporation	Philippines	Call center services	–	100.0	–	100.0	–	100.0
Wolfpac Mobile, Inc.	Philippines	Mobile applications development and services	–	100.0	–	100.0	–	100.0
Wireless Card, Inc.	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	–	100.0	–	100.0	–	100.0
Smart e-Money, Inc., or SeMI, (formerly Smarthub, Inc.)(a)	Philippines	Software development and sale of maintenance and support services	–	100.0	–	100.0	–	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	–	100.0	–	100.0	–	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	–	100.0	–	100.0	–	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	–	100.0	–	100.0	–	100.0
PH Communications Holdings Corporation	Philippines	Investment company	–	100.0	–	100.0	–	100.0
Francom Holdings, Inc.:	Philippines	Investment company	–	100.0	–	100.0	–	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	–	100.0	–	100.0	–	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Content provider, mobile applications development and services	–	100.0	–	100.0	–	100.0
Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL	China	Mobile applications development and services	–	100.0	–	100.0	–	100.0
Chikka Pte. Ltd., or CPL	Singapore	Managing patent and trademark portfolio	–	100.0	–	100.0	–	100.0
Smarthub Pte. Ltd., or SHPL:	Singapore	Investment company	–	100.0	–	100.0	–	100.0
Takatack Pte. Ltd., or TPL, (formerly SmartConnect Global Pte. Ltd.)(b)	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	–	100.0	–	100.0	–	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0	–	85.0	–	85.0
Voyager Innovations, Inc., or Voyager(c)	Philippines	Mobile applications development and services	–	100.0	–	–	–	–
Telesat, Inc.(d)	Philippines	Satellite communications services	100.0	–	100.0	–	100.0	–
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5	88.5	11.5
Mabuhay Investments Corporation, or MIC, (formerly Mabuhay Satellite Corporation)(e)	Philippines	Investment company	67.0	–	67.0	–	67.0	–
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	–	99.6	–	99.5	–	70.2

			Percentage of Ownership
			December 31,				January 1,
	Place of		2 0 1 3		2 0 1 2		2 0 1 2

Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–	100.0	–	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–	100.0	–	100.0	–
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	–	100.0	–	100.0	–
Smart-NTT Multimedia, Inc.(d)	Philippines	Data and network services	100.0	–	100.0	–	100.0	–
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	–	100.0	–	100.0	–
ePLDT, Inc., or ePLDT(f):	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and information technology, or IT, related services	100.0	–	100.0	–	100.0	–
IP Converge Data Services, Inc., or IPCDSI(g)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	–	100.0	–	100.0	–	–
iPlus Intelligent Network, Inc.,or iPlus(h)	Philippines	Managed IT outsourcing	–	100.0	–	100.0	–	100.0
Curo Teknika, Inc., or Curo(h)	Philippines	Managed IT outsourcing	–	100.0	–	–	–	–
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(i)	Philippines	Internet-based purchasing, IT consulting and professional services	–	99.2	–	97.1	–	93.5
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	–	67.0	–	67.0	–	67.0
netGames, Inc., or netGames(j)	Philippines	Gaming support services	–	57.5	–	57.5	–	57.5
Digitel	Philippines	Telecommunications services	99.6	–	99.5	–	70.2	–
Digitel Capital Philippines Ltd., or DCPL(k)	British Virgin Islands	Telecommunications services	–	99.6	–	99.5	–	70.2
Digitel Information Technology Services, Inc.(l)	Philippines	Internet services	–	99.6	–	99.5	–	70.2
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	–	97.8	–	97.8	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	–	75.0	–	75.0	–
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	60.0	–	60.0	–	60.0	–
Others
PLDT Global Investments Holdings, Inc., or PGIH, (formerly SPi Global Holdings, Inc.)(m)(n):	Philippines	Investment company	100.0	–	100.0	–	–	100.0
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	–	100.0	–	–	–	–
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	–	99.8	–	99.8	–	99.5

(a)	On July 12, 2013, the Philippine SEC approved the change in the business name of Smarthub, Inc. to Smart e-Money, Inc.

(b) (c) (d)
On September 29, 2013, by a special resolution of the Board of Directors of SmartConnect Global Pte. Ltd., resolved to change its registered business name to Takatack Pte. Ltd.
 On January 7, 2013, Voyager was registered with the Philippine SEC to provide mobile applications development and services.
 Ceased commercial operations.

(e)	Ceased commercial operations; however, on January 13, 2012, the Philippine SEC approved the amendment of MIC’s Articles of Incorporation changing its name from Mabuhay Satellite Corporation to Mabuhay Investments Corporation and its primary purpose from satellite communication to holding company.

(f) (g) (h)
On June 11, 2012, MySecureSign, Inc., or MSSI, and ePLDT were merged, wherein ePLDT became the surviving company.
 On October 12, 2012, ePLDT acquired 100% equity interest in IPCDSI.
 On October 30, 2013, Curo was incorporated to take-on the Outsourced IT Services as a result of the spin-off of iPlus.

(i)	In December 2012 and January 2013, ePLDT acquired an additional 5.7% equity interest in AGS from its minority shareholders, thereby increasing ePLDT’s ownership in AGS from 93.5% to 99.2%.

(j) (k) (l)	Ceased commercial operations in January 2013. Liquidated in January 2013. Corporate life shortened until June 2013.

(m)	On December 4, 2012, our Board of Directors authorized the sale of our Business Process Outsourcing, or BPO, segment, which was completed in April 2013. Consequently, as at December 31, 2013, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. See Note 2 Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

(n)	On June 3, 2013, the Philippine SEC approved the change in the business name of SPi Global Holdings, Inc. to PLDT Global Investments Holdings, Inc.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases. We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

PCEV’s Common Stock

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to be made by Smart (as the owner of 99.51% of the outstanding common shares of PCEV) to purchase the shares owned by the remaining noncontrolling shareholders representing 0.49% of the outstanding common stock of PCEV. Smart’s tender offer commenced on March 19, 2012 and ended on April 18, 2012, with approximately 25.1 million shares, or 43.4% of PCEV’s noncontrolling shares tendered, thereby increasing Smart’s ownership to 99.7% of the outstanding common stock of PCEV at that time. The aggregate cost of the tender offer paid by Smart to noncontrolling shareholders on April 30, 2012 amounted to Php115 million. PCEV filed its petition with the PSE for voluntary delisting on March 19, 2012. On April 25, 2012, the PSE approved the petition for voluntary delisting and PCEV’s shares were delisted and ceased to be tradable on the PSE effective May 18, 2012.

Following the voluntary delisting of the common stock of PCEV from the PSE on May 18, 2012, PCEV’s Board of Directors and stockholders approved on June 6, 2012 and July 31, 2012, respectively, the following resolutions and amendments to the articles of incorporation of PCEV to decrease the authorized capital stock of PCEV, increase the par value of PCEV’s common stock (and thereby decrease the number of shares of such common stock) and decrease the number of             shares of preferred stock of PCEV as follows:

	Prior to Amendments			After Amendments
	Authorized Capital	Number of Shares	Par Value	Authorized Capital	Number of Shares	Par Value
Common Stock	Php12,060,000,000	12,060,000,000	Php1	Php12,060,006,000	574,286	Php21,000
Class I Preferred Stock	240,000,000	120,000,000	2	66,661,000	33,330,500	2
Class II Preferred Stock	500,000,000	500,000,000	1	50,000,000	50,000,000	1

Total Authorized Capital Stock	Php12,800,000,000			Php12,176,667,000

The decrease in authorized capital and amendments to the articles of incorporation were approved by the Philippine SEC on October 8, 2012. As a result of the increase in the par value of PCEV common stock, each multiple of 21,000 shares of PCEV common stock, par value Php1, was reduced to one PCEV share of common stock, with a par value of Php21,000. Shareholdings of less than 21,000 shares or in excess of an integral multiple of 21,000 shares of PCEV which could not be replaced with fractional shares were paid the fair value of such residual shares equivalent to Php4.50 per share of pre-amendments PCEV common stock, the same amount as the tender offer price paid by Smart during the last tender offer conducted from March 19 to April 18, 2012.

As a consequence of the foregoing, the number of outstanding shares of PCEV common stock decreased to approximately 555,716 from 11,683,156,455 (exclusive of treasury shares). The number of holders of PCEV common stock decreased to 121 as at December 31, 2013 and under the rules of the Philippine SEC, PCEV is still required to make update filings with the Philippine SEC. Smart’s percentage of ownership in PCEV stood at 99.8% as at December 31, 2013.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE must sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC. In a letter dated January 21, 2013, the NTC proposed the referral to commissioners of the computation of the CRA due Smart. Smart sent a reply agreeing to the proposal and is awaiting advice from the NTC on the bidding and auction of the 3G license of CURE.

As at December 31, 2013, CURE is still waiting for NTC’s advice on how to proceed with the planned divestment.

The divestment of CURE-related franchise and licenses qualifies as noncurrent assets held-for-sale as at December 31, 2013, but was not presented separately in our consolidated statement of financial position as the carrying amounts are not material.

Corporate Merger of MSSI and ePLDT

In April 2012, the Board of Directors of MSSI and ePLDT approved the plan of merger between MSSI and ePLDT, with ePLDT as the surviving company, in order to realize economies in operation and achieve greater efficiency in the management of their business. The merger was approved by two-thirds vote of MSSI and ePLDT’s stockholders on April 13, 2012 and April 27, 2012, respectively. On June 11, 2012, the Philippine SEC approved the plan and articles of merger. The merger has no impact on our consolidated financial statements.

ePLDT’s Acquisition of IPCDSI

On October 12, 2012, ePLDT and IP Ventures, Inc., or IPVI, and IPVG Employees, Inc., or IEI, entered into a Sale and Purchase Agreement whereby ePLDT acquired 100% of the issued and outstanding capital stock of IPCDSI and advances to IPCDSI for a total adjusted purchase price of Php693 million.

The final purchase price, after the adjustments on retention payable and escrow amount, amounted to Php621 million as at June 30, 2013. The adjusted purchase price amounted to Php734 million as at December 31, 2012. See Note 13 – Business Combinations – ePLDT’s Acquisition of IPCDSI.

ePLDT’s Acquisition of Shares of AGS’ Minority Stockholders

In December 2012 and January 2013, ePLDT acquired an additional 5.67% equity interest in AGS from its minority shareholders for a total consideration of Php5 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 99.2%.

Discontinued Operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment is available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer, and should the negotiations with a potential buyer not lead to a sale, we expect to be able to seek other sale opportunities as a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. The results of operations of our BPO business for the years ended December 31, 2012 and 2011 were presented as discontinued operations. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

On February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, PGIH, to Asia Outsourcing Gamma Limited, or AOGL, a company controlled by CVC Capital Partners, or CVC. The sale of the BPO business was completed on April 30, 2013. PLDT reinvested approximately US$40 million of the proceeds from the sale in Asia Outsourcing Beta Limited, or Beta, resulting in an approximately 19.7% interest, and will continue to participate in the growth of the business as a partner of CVC. Upon the completion of the sale, PLDT will be subject to certain obligations, including: (1) an obligation, for a period of five years, not to carry on or be engaged or concerned or interested in or assist any business which competes with the business process outsourcing business as carried on at the relevant time or at any time in the 12 months prior to such time in any territory in which business is carried on (excluding activities in the ordinary course of PLDT’s business); and (2) an obligation, for a period of five years, to provide transitional services on a most-favored-nation basis (i.e., no less favorable material terms (including pricing) than those offered by PLDT or any of its controlled affiliates to any other customer in relation to services substantially similar to those provided or to be provided). In addition, PLDT may be liable for certain damages actually suffered by AOGL arising out of, among others, breach of representation, tax matters and non-compliance with Indian employment laws by SPi Technologies India Pvt. Ltd., a wholly-owned subsidiary of SPi Technologies, Inc, or SPi.

The results of the BPO segment, net of intercompany transactions, classified as discontinued operations for the four months ended April 30, 2013 (closing period of the sale) and for the years ended December 31, 2012 and 2011 are as follows:

	April 30,	December 31,
	2013	2012	2011
		(As adjusted)
		(in million pesos)
Revenues (Notes 3 and 4)	3,132	9,142	8,124

Expenses:
Compensation and employee benefits (Notes 3 and 25)	2,047	5,630	5,026
Professional and other contracted services (Note 24)	267	654	525
Depreciation and amortization (Notes 3, 4 and 9)	153	466	418
Repairs and maintenance (Notes 12, 17 and 24)	129	428	338
Communication, training and travel	118	361	301
Rent (Notes 3, 24 and 27)	86	263	224
Amortization of intangible assets (Notes 3 and 14)	55	180	147
Selling and promotions	27	78	40
Insurance and security services (Note 24)	21	63	58
Taxes and licenses (Note 26)	14	43	43
Asset impairment (Notes 3, 4, 9, 10, 16, 17 and 27)	–	3	9
Other expenses (Note 24)	57	110	115

	2,974	8,279	7,244

	158	863	880

Other income (expenses):
Gains (losses) on derivative financial instruments – net (Note 27)	1	28	(4)
Interest income (Notes 11 and 15)	3	16	15
Financing costs (Notes 9, 20 and 27)	(4)	(24)	(37)
Foreign exchange gains (losses) – net (Notes 9 and 27)	4	(39)	(9)
Other income – net (Note 18)*	1,962	127	140
	1,966	108	105
Income before income tax from discontinued operations	2,124	971	985
Provision for income tax (Notes 2, 3 and 7)	55	428	118

Income after tax from discontinued operations (Note 8)	2,069	543	867

Earnings per share (Note 8):
Basic – income from discontinued operations	9.58	2.52	4.53
Diluted – income from discontinued operations	9.58	2.52	4.52

*	Includes gain on sale of BPO business of Php2,164 million in 2013.

As indicated above, the sale of BPO segment was completed on April 30, 2013. Thus, our consolidated statement of financial position does not include any assets and liabilities of the BPO segment as at December 31, 2013. Below are the major classes of assets and liabilities of BPO segment, net of intercompany transactions, classified as held-for-sale as at December 31, 2012:

2012
(As Adjusted*)
(in million pesos)
Assets:
Property, plant and equipment (Notes 3 and 9)	1,529
Available-for-sale financial investments (Notes 6 and 10)	2
Goodwill and intangible assets (Notes 3 and 14)	7,033
Deferred income tax assets – net (Note 7)	212
Prepayments – net of current portion	9
Advances and other noncurrent assets – net of current portion	117
Cash and cash equivalents	1,135
Trade and other receivables (Note 16)	2,704
Derivative financial assets (Note 27)	68
Current portion of prepayments	296
Current portion of advances and other noncurrent assets	7
Assets classified as held-for-sale	13,112
Liabilities:
Interest-bearing financial liabilities – net of current portion (Note 20)	425
Deferred income tax liabilities – net (Note 7)	147
Pension and other employee benefits (Notes 3 and 25)	221
Accounts payable	481
Accrued expenses and other current liabilities	885
Current portion of interest-bearing financial liabilities (Note 20)	278
Dividends payable	6
Derivative financial liabilities (Note 27)	7
Income tax payable	161

Liabilities directly associated with assets classified as held-for-sale	2,611

Net assets directly associated with disposal group	10,501

Included in other comprehensive income:
Net transactions on cash flow hedges – net of tax (Note 6)	62
Actuarial gains on defined benefit plans	45
Foreign currency translation differences of subsidiaries (Note 6)	(2,250)

Reserves of a disposal group classified as held-for-sale (Note 6)	(2,143)

*	Certain amounts shown here do not correspond to the consolidated financial statements as at December 31, 2012 and reflect adjustments made as detailed in Note 2 – Changes in Accounting Policies and Disclosures.

The net cash flows generated by the BPO segment for the four months ended April 30, 2013 (closing period of sale) and for the years ended December 31, 2012 and 2011 are as follows:

	April 30,	December 31,
	2013	2012	2011
		(in million pesos)
Operating activities	144	1,926	(11,213)
Investing activities	(1,202)	(712)	(3,295)
Financing activities	(10)	(608)	14,272
Net effect of foreign exchange rate changes on cash and cash equivalents	(67)	(45)	11

Net cash inflow (outflow)	(1,135)	561	(225)

PLDT’s Acquisition of Subscription Assets of Digitel

On July 1, 2013, PLDT entered into an agreement to acquire the subscription assets of Digitel for a total cost of approximately Php5.3 billion. The agreement covers the transfer, assignment and conveyance of Digitel’s subscription agreements and subscriber list, and includes a transition mechanism to ensure uninterrupted availability of services to the Digitel subscribers until migration to the PLDT network is completed. This transaction is eliminated and has no impact on our consolidated financial statements.

IPCDSI’s Acquisition of Rack I.T. Data Center, Inc., or Rack IT

On January 28, 2014, IPCDSI entered into a Sale and Purchase Agreement to acquire 100% ownership in Rack IT for an indicative purchase price of Php170 million subject to certain pre-closing price adjustments. Rack IT was incorporated to engage in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the projects and operations of a data center. As at the date of this report, Rack IT is still at pre-operating phase and construction of its data center facility which is located in Sucat, Parañaque is still on-going.

Changes in Accounting Policies and Disclosures

Our accounting policies adopted in the preparation of our consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the following new standards and interpretations effective as at January 1, 2013:

Amendments to PFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities. These amendments require an entity to disclose information about rights of set–off and related arrangements (such as collateral agreements). The new disclosures are required for all recognized financial instruments that are set–off in accordance with Philippine Accounting Standards, or PAS, 32, Financial Instruments: Presentation – Tax Effect of Distribution to Holders of Equity Instruments. These disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or “similar arrangement”, irrespective of whether they are set–off in accordance with PAS 32. The amendments affect disclosures only and have no impact on our financial position or performance. The additional disclosure required by the amendments is presented in Note 27 – Financial Assets and Liabilities.

PFRS 10, Consolidated Financial Statements. PFRS 10 replaces the portion of PAS 27, Consolidated and Separate Financial Statements, which addresses the accounting for consolidated financial statements. It also includes the issues raised in Standards Interpretation Committee, or SIC, 12, Consolidation – Special Purpose Entities. PFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by PFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in PAS 27.

As a result of the adoption of PFRS 10, we changed our accounting policy with respect to determining whether we have control over and consequently whether we consolidate our investees. PAS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if, and only if, we have: (1) the power over the investee, i.e., the investor has existing rights that give it the ability to direct the relevant activities, i.e., the activities that significantly affect the investee’s returns; (2) the exposure, or rights, to variable returns from its involvement with the investees; and (3) the ability to use its power over the investee to affect the amount of the investor’s returns.

In accordance with the transitional provisions of PFRS 10, we re-assessed the control conclusion for our investees beginning January 1, 2013 and based on the reassessment there were no additional investees that should be consolidated on the basis of the above circumstances and therefore, the adoption of this revised standard has no impact on our financial position or performance.

PFRS 11, Joint Arrangements. PFRS 11 superseded PAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. PFRS 11 removes the option to account for jointly controlled entities, or JCEs, using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

As a result of the adoption of PFRS 11, we changed our accounting policy with respect to our interest in joint arrangements.

Under PFRS 11, we classified our interest in joint arrangements as either joint operations or joint ventures depending on our rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, we consider the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

We re-evaluated our involvement in our joint arrangements and assessed that its classification as joint ventures is in accordance with PFRS 11 and therefore, the adoption of this revised standard has no impact on our financial position or performance.

PFRS 12, Disclosure of Interests in Other Entities. PFRS 12 includes all of the disclosures that were previously in PAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in PAS 31 and PAS 28, Investments in Associates. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required.

The adoption of the revised standard has no significant impact on our consolidated financial statements. See also Note 2 – Summary of Significant Accounting Policies – Basis of Consolidation and Note 10 – Investments in Associates, Joint Ventures and Deposits for a more comprehensive disclosure about our interest in subsidiaries, associates and joint ventures. The impact of the adoption affects disclosures only.

PFRS 13, Fair Value Measurement. PFRS 13 establishes a single source of guidance under PFRS for all fair value measurements. PFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under PFRS. PFRS 13 defines fair value as an exit price. As a result of the guidance in PFRS 13, we reassessed our policies for measuring fair values, in particular, our valuation inputs such as non-performance risk for fair value measurement of liabilities. PFRS 13 also requires additional disclosures.

We have assessed that the application of PFRS 13 has no material impact on our fair value measurements. Additional disclosures required are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 12 – Investment Properties and Note 27 – Financial Assets and Liabilities.

Revised PAS 19, Employee Benefits. Amendments to PAS 19 range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording.

The Revised PAS 19 requires all actuarial gains and losses under defined benefit plans to be recognized in other comprehensive income and unvested past service costs previously recognized over the average vesting period to be recognized immediately in profit or loss when incurred.

Prior to adoption of the Revised PAS 19, we recognized actuarial gains and losses as income or expense when the net cumulative unrecognized gains and losses for each individual plan at the end of the previous period exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets and recognized unvested past service costs as an expense on a straight-line basis over the average vesting period until the benefits become vested. Upon adoption of the Revised PAS 19, we changed our accounting policy to recognize all actuarial gains and losses in other comprehensive income and all past service costs in profit or loss in the period they occur.

The Revised PAS 19 replaced the interest cost and expected return on plan assets with the concept of net interest on defined benefit liability or asset which is calculated by multiplying the net balance sheet defined benefit liability or asset by the discount rate used to measure the employee benefit obligation, each as at the beginning of the annual period.

The Revised PAS 19 also amended the definition of short-term employee benefits and requires employee benefits to be classified as short-term based on expected timing of settlement rather than the employee’s entitlement to the benefits. In addition, the Revised PAS 19 modified the timing of recognition for termination benefits. The modification requires the termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized.

The changes in our accounting policies as a result of the adoption of the Revised PAS 19 have been applied retrospectively.

Consequently, we reviewed our existing employee benefits and determined that the revised standard has significant impact on our accounting for defined benefit retirement plans. We obtained the services of an external actuary to compute the impact on the consolidated financial statements upon adoption of the standard and have increased (decreased) the following accounts in our consolidated statements of financial position as at December 31, 2012 and January 1, 2012 and our consolidated statements of income for the years ended December 31, 2012 and 2011:

	As at December 31,	As at January 1,
	2012	2012
	(in million pesos)
Increase (decrease) in:
Consolidated Statements of Financial Position
Prepaid benefit costs under prepayments – net of current portion	(6,393)	2,828
Accrued benefit costs under pension and other employee benefits	160	(57)
Accrued benefit costs under liabilities directly associated with assets classified as held-for-sale	(18)	–
Assets classified as held-for-sale	(2)	–
Deferred income tax assets – net	1,908	(858)
Other comprehensive income – net of tax	(4,177)	2,099
Reserves of a disposal group classified as held-for-sale	45	–
Retained earnings	(499)	(72)
Noncontrolling interests	2	–

	For the Years Ended December 31,

	2012	2011

	(in million pesos)
Increase (decrease) in:
Consolidated Income Statements
Net benefit costs under pension and other employee benefits	244	322
Net benefit income under other income	(190)	(321)
Income tax expense	(128)	(188)
Income (loss) after tax from discontinued operations	(117)	36
Profit attributable to equity holders of PLDT	(427)	(419)
Noncontrolling interests	4	–

Our adoption of this standard also affected the recognition of termination benefits, wherein certain cost of manpower rightsizing program, or MRP, accrued based on formal detailed plan on December 31, 2012 was reversed and was recognized in 2013 based on the date of actual acceptance of the employees by signing the acceptance letter. This reduced our consolidated deferred income tax assets – net by Php166 million, accrued expenses and other current liabilities by Php1,287 million and increased our retained earnings by Php1,121 million as at December 31, 2012. A total of Php1,269 million of MRP cost was recognized for the year ended December 31, 2013 as a result of this change in the recognition of termination benefits.

As a result of the adoption of PAS 19, our consolidated basic and diluted EPS attributable to common equity holders of PLDT increased by Php3.21 for the year ended December 31, 2012 and decreased by Php2.19 for the year ended December 31, 2011.

The Revised PAS 19 requires additional disclosures for defined benefit plans. These disclosures, among others, include the following: (a) a description of the risks to which the plan exposes the entity, focused on any unusual, entity-specific or plan-specific risks, and of any significant concentrations of risk; (b) a sensitivity analysis for each significant actuarial assumption including the methods and assumptions used in preparing the sensitivity analysis and any changes and reasons for such changes from the previous period in the methods and assumptions used; (c) a description of any asset-liability matching strategies used by the plan or the entity, including the use of annuities and other techniques, such as longevity swaps, to manage risk; (d) a description of funding arrangements, including the funding policy of the defined benefit plan; (e) expected contributions for the next annual reporting period; and
(f) information about the maturity profile of the defined benefit obligation, including but not limited to weighted average duration of the defined benefit obligation.

Philippine Interpretations Committee, or PIC, Q&A No. 2013-03, PAS 19, Accounting for Employee Benefits under a Defined Contribution Plan subject to Requirements of Republic Act 7641, or R.A. 7641, The Philippine Retirement Law. This PIC Q&A seeks to provide guidance in accounting for post-employment benefits for an entity which has opted to provide a defined contribution plan as its only post-employment benefit plan despite the minimum retirement benefits required to be provided to employees under R.A. 7641. The benefits mandated under R.A. 7641 are considered as a minimum benefit guarantee for qualified private sector employees in the Philippines. Hence, an entity’s obligation for post-employment benefits is not limited to the amount it agrees to contribute to the fund. Therefore, the entity’s retirement plan shall be accounted for as a defined benefit plan. The relevant disclosure requirements of PAS 19 for a defined benefit plan should be complied with. In addition, the accounting policy describing the accounting treatment for such a plan should also be disclosed in the notes to consolidated financial statements. The defined contribution liability shall be recognized, and if there is an excess of the projected defined benefit obligation over the projected defined contribution obligation, the entity should apply the projected unit credit method on such excess to determine the additional liability. The PIC Q&A is effective for annual financial statements beginning on or after January 1, 2013 and requires retrospective application.

This PIC Q&A has no significant impact on our financial position or performance except for required disclosures, which were provided for accordingly in our notes to consolidated financial statements.

Revised PAS 27, Separate Financial Statements. As a consequence of the new PFRS 10 and PFRS 12, PAS 27 is now limited to accounting for investments in subsidiaries, joint ventures and associates when an entity elects, or is required by local regulations, to present separate financial statements.

This revised standard has no impact on our financial position or performance.

Revised PAS 28, Investments in Associates and Joint Ventures. Superseding PAS 28, Investments in Associates, is PAS 28, Investments in Associates and Joint Ventures, which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

This revised standard has no impact on our financial position or performance.

Amendments to PAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income. The amendments to PAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that may not be reclassified at any point in time. The amendment solely affects presentation and therefore has no impact on our financial position or performance.

Improvements to PFRS

The annual improvements to PFRS contain non-urgent but necessary amendments to PFRS. The amendments are effective for annual periods beginning on or after January 1, 2013 and to be applied retrospectively.

PFRS 1, First-time Adoption of International Financial Reporting Standards. The amendments clarify that an entity that has stopped applying PFRS may choose to either: (a) re-apply PFRS 1, even if the entity applied PFRS 1 in a previous reporting period; or (b) apply PFRS retrospectively in accordance with PAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to resume reporting under PFRS. It also clarifies that upon adoption of PFRS, an entity that capitalized borrowing costs in accordance with its previous generally accepted accounting principles may carryforward, without adjustment, the amount previously capitalized in its opening statement of financial position at the date of transition. Such borrowing costs are then recognized in accordance with PAS 23, Borrowing Costs. The amendment has no impact on our financial position or performance, as we are not a first-time adopter of PFRS.

PAS 1, Presentation of Financial Statements – Clarification of the Requirements for Comparative Information. The amendment requires an entity to present a: (a) comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period; and (b) opening statement of financial position (known as the “third balance sheet”) when an entity changes its accounting policies, makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. The opening statement will be at the beginning of the preceding period. The amendment has no impact on our financial position or performance.

PAS 16, Property, Plant and Equipment – Classification of Servicing Equipment. The amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The improvement has no impact on our financial position or performance.

PAS 32, Financial Instruments: Presentation – Tax Effect of Distribution to Holders of Equity Instruments. The amendment removes existing income tax requirements from PAS 32 and requires entities to apply requirements in PAS 12, Income Taxes, to any income tax arising from distributions to equity holders. The amendment has no impact on our financial position or performance.

PAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities. The amendment clarifies the requirements in PAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirement in PFRS 8, Operating Segments. The amendment has no impact on our financial position or performance.

In addition to the above-mentioned amendments and new standards, PFRS 1, First-time Adoption of Philippine Financial Reporting Standards, was amended with effect for reporting periods starting on or after January 1, 2013. We are not a first-time adopter of PFRS, therefore, this amendment is not relevant to us.

We have not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer has the option to measure the components of the noncontrolling interest in the acquiree that are present ownership interest and entitle their holders to a proportionate share of the net assets in the event of liquidation either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the—acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of PAS 39, Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss or as a change in other comprehensive income. If the contingent consideration is not within the scope of PAS 39, it is measured in accordance with the appropriate PFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain in the form of negative goodwill is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. At measurement period which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but has no control or joint control over those policies. The existence of significant influence is presumed to exist when we hold between 20% and 50% of the voting power of another entity. Significant influence is also exemplified when we have: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes transaction costs. The details of our investments in associates are disclosed in Note 10 – Investments in Associates, Joint Ventures and Deposits – Investments in Associates.

Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statements: (1) statement of comprehensive income; and
(2) statement of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or has made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Joint Arrangements

Joint arrangements are arrangements of which we have joint control, established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangements’ returns. They are classified and accounted for as follows:

•	Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, same as investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates, Joint Ventures and Deposits – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. The joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control and provided that the former joint venture does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SHPL, SGP, 3rd Brand, SMHC, SMI, FECL Group, PLDT Global and its subsidiaries, PGNL, DCPL, PGIH and certain of its subsidiaries, and certain subsidiaries of Chikka and AGS) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of SMHC, SMI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, PGIH and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; and the functional currency of SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS is the Singapore dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Noncurrent Assets Held-for-sale and Discontinued Operations

Noncurrent assets and disposal groups classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Noncurrent assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when we retain a noncontrolling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the consolidated income statement.

Property, plant and equipment and intangible assets once classified as held-for-sale are neither depreciated nor amortized.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of PAS 39 are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met:
(i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at FVPL.

Our financial assets at FVPL include portions of short-term investments and short-term currency swap as at December 31, 2013, and portion of short-term investments as at December 31, 2012, and long-term swap portion and portion of short-term investments as at January 1, 2012. See Note 27 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include cash and cash equivalents, trade and other receivables, portions of investment in debt securities and other short-term and long-term investments, and portions of advances and other noncurrent assets as at December 31, 2013 and 2012, and January 1, 2012. See Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include portion of investment in debt securities and other long-term investments as at December 31, 2013 and 2012, and January 1, 2012. See Note 11 – Investment in Debt Securities and Other Long-term Investments and Note 27 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the available-for-sale reserve account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in our consolidated income statement. Interest earned on holding available-for-sale financial investments are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right to receive payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months from the end of the reporting period.

We evaluate whether the ability and intention to sell our available-for-sale financial investments in the near term is still appropriate. When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments. Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the consolidated income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at December 31, 2013 and 2012, and January 1, 2012. See Note 27 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities within the scope of PAS 39 are classified as financial liabilities at FVPL, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as FVPL if any of the following criteria are met:
(i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only currency swaps and interest rate swaps as at December 31, 2013, long-term principal only currency swaps, interest rate swaps and an equity forward sale contract as at December 31, 2012, long-term principal only currency swaps, interest rate swaps and forward foreign exchange contracts as at January 1, 2012. See Note 27 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities, with the exemption of statutory payables, interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at December 31, 2013 and 2012, and January 1, 2012. See Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities, Note 22 – Accounts Payable, and Note 23 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of Trade and Other Receivables

Individual impairment

Retail subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers. Permanent disconnections are made after a series of collection steps following nonpayment by postpaid subscribers. Such permanent disconnection usually occurs within a predetermined period from the last statement date.

We also recognize impairment losses for accounts with extended credit arrangements or promissory notes.

Regardless of the age of the account, additional impairment losses are also made for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber.

Corporate subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired. Full allowance is generally provided for the whole amount of receivables from corporate accounts based on aging of individual account balances. In making this assessment, we take into account normal payment cycle, counterparty’s payment history and industry-observed settlement periods.

Foreign administrations and domestic carriers

For receivables from foreign administration and domestic carriers, impairment losses are recognized when they are specifically identified as impaired regardless of the age of balances. Full allowance is generally provided after quarterly review of the status of settlement with the carriers. In making this assessment, we take into account normal payment cycle, counterparty carrier’s payment history and industry-observed settlement periods.

Dealers, agents and others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances based on age and payment habits, as applicable.

Collective impairment

Postpaid wireless and fixed line subscribers

We estimate impairment losses for temporarily disconnected accounts for both wireless and fixed line subscribers based on the historical trend of temporarily disconnected accounts which eventually become permanently disconnected. Temporary disconnection is initiated after a series of collection activities is implemented, including the sending of a collection letter, call-out reminders and collection messages via text messaging. Temporary disconnection generally happens 90 days after the due date of the unpaid balance. If the account is not settled within 60 days from temporary disconnection, the account is permanently disconnected.

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to one day past due to 120 days past due. The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

Other subscribers

Receivables that have been assessed individually and found not to be impaired are then assessed collectively based on similar credit risk characteristics to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident in the individual impairment assessment. Retail subscribers are provided with collective impairment based on a certain percentage derived from historical data/statistics.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investment is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months. When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from other comprehensive income to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost less any impairment loss on that investment previously recognized in our consolidated income statement and the current fair value. Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as a financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 27 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an equity forward contract to hedge the sale of Philweb Corporation, or Philweb,             shares. See Note 27 – Financial Assets and Liabilities – ePLDT Group.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

We use a loan as a hedge of its exposure to foreign exchange risk on its investment in foreign subsidiaries. See Note 27 – Financial Assets and Liabilities for more details.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property, plant and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally recognized as expense in the period such costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of the property, plant and equipment.

Depreciation and amortization commence once the property, plant and equipment are available for use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life, and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment and are adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property, plant and equipment for their intended use have been completed, and the property, plant and equipment are ready for commercial service.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for its intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset shall be determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization shall be determined by applying a capitalizable rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to our borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during the period shall not exceed the amount of borrowing costs incurred during that period.

Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the owner occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 14 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property, plant and equipment

For property, plant and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

If there is incomplete allocation of goodwill acquired in a business combination to CGUs, or group of CGUs, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.

Intangible assets

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized as “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair value measurement

We measure financial instruments, such as, derivatives, available-for-sale financial investments, short-term investments, investment in debt securities and other long-term investments and non-financial assets such as investment properties, at fair value at each reporting date. Also, fair values of financial instruments measured at amortized cost are disclosed in Note 27 – Financial Assets and Liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability, or?(ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, we determine whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted available-for-sale financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, where applicable. When deciding the most appropriate basis for presenting revenue and cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. When our role in a transaction is that of principal, revenue is presented on a gross basis, otherwise, revenue is presented on a net basis.

Service revenues from continuing operations

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the provision of service. Services may be sold separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone, cellular and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges generated from postpaid cellular voice and data services through the postpaid plans of Smart and Sun Cellular, from cellular and local exchange services primarily through wireless, landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognized on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, Talk ‘N Text and Sun Cellular Prepaid. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, short messaging services, or SMS, multimedia messaging services, or MMS, content downloading (inclusive of browsing), infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits (load package purchased, i.e. free additional SMS or minute calls or Peso credits), or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Nonrecurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average customer relationship. The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

Connecting carriers

Interconnection revenue for call termination, call transit and network usages is recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers.

Value-Added Services, or VAS

Revenues from VAS include SMS in excess of consumable fixed monthly service fees (for postpaid) and free SMS allocations (for prepaid), MMS, content downloading and infotext services. The amount of revenue recognized is net of amount settled with carriers owning the network where the outgoing voice call or SMS terminates and payout to content providers.

Incentives

We operate customer loyalty programmes in our wireless business which allows customers to accumulate points when they purchase services or prepaid credits from us. The points can then be redeemed for free services and discounts, subject to a minimum number of points being obtained. Consideration received is allocated between the services and prepaid credits sold and the points issued, with the consideration allocated to the points equal to their value. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Multiple-deliverable arrangements

In revenue arrangements including more than one deliverable, the deliverables are assigned to one or more separate units of accounting and the arrangement consideration is allocated to each unit of accounting based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Other services

Revenue from server hosting, co-location services and customer support services are recognized as the service is performed.

Service revenues from discontinued operations

Our revenues are principally derived from knowledge processing solutions and customer relationship management services in the business process outsourcing business.

Revenue from outsourcing contracts under our knowledge processing solutions and customer relationship management businesses are recognized when evidence of an arrangement exists, the service has been provided, the fee is fixed or determinable, and collectability is reasonably assured. If the fee is not fixed or determinable, or collectability is not reasonably assured, revenue is not recognized until payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptable period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received. Revenue contingent on meeting specific performance conditions are recognized to the extent of costs incurred to provide the service. Outsourcing contracts may also include incentive payments dependent on achieving performance targets. Revenue relating to such incentive payments is recognized when the performance target is achieved.

Non-service revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” in the consolidated income statements.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by the respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs comprise the following:

•	Service cost;

•	Net interest on the net defined benefit obligation or asset; and

•	Remeasurements of net defined benefit obligation or asset

Service cost which include current service costs, past service costs and gains or losses on non-routine settlements are recognized as part of compensation and employee benefits account in the consolidated income statements.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit liability or asset. Net deferred benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statement of financial position.

Remeasurements comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they arise. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 25 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintains a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries. Smart and certain of its subsidiaries, however, are covered under R.A. 7641 otherwise known as “The Philippine Retirement Law”, which provides for its qualified employees a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries accounts for its retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to the defined benefit plan are recognized in profit or loss.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 25 – Employee Benefits – Defined Contribution Plans for more details.

Other Long-term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, and 2012 to 2014 Long-term Incentive Plan, or the revised LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in profit or loss. See Note 25 – Employee Benefits – Other Long-term Employee Benefits for more details.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement;
(b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in other comprehensive income account is included in the statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in profit or loss.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT except: (1) where the VAT incurred on a purchase of assets or services is not recoverable from the tax authority, in which case, the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and (2) receivables and payables that are stated with the amount of VAT included.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post year-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of             shares is recognized as capital in excess of par value.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by other PFRSs.

New Accounting Standards and Amendments and Interpretations to Existing Standards Effective Subsequent to December 31, 2013

We will adopt the following standard, amendments and interpretation to existing standards enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these standard, amendments and interpretation to PFRS to have a significant impact on our consolidated financial statements.

Effective 2014

Amendments to PFRS 10, PFRS 12 and PAS 27 – Investment Entities. These amendments are effective for annual periods beginning on or after January 1, 2014. They provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under PFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to us since none of our entities would qualify to be an investment entity under PFRS 10.

Amendments to PAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments to PAS 32 clarify the meaning of “currently has a legally enforceable right to set-off” and also clarify the application of the PAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. While the amendment is expected not to have any impact on our net assets, any changes in offsetting are expected to impact leverage ratios and regulatory capital requirements. The amendments to PAS 32 are to be retrospectively applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to PAS 32 on our financial position or performance.

Amendments to PAS 36, Recoverable Amount of Disclosures for Non-Financial Assets. These amendments remove the unintended consequences of PFRS 13 on the disclosures required under PAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014 but cannot be applied in periods (including comparative periods) in which PFRS 13 is not applied. The amendments affect disclosures only and will have no impact on our financial position or performance.

Philippine Interpretation IFRIC 21, Levies. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The interpretation is effective for annual periods beginning on or after January 1, 2014. The interpretation has no significant impact on our financial position or performance.

Amendments to PAS 39, Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014. We have not novated our derivatives during the current period. However, these amendments would be considered for future novations.

Effective Subsequent 2014

PFRS 9, Financial Instruments: Classification and Measurement. PFRS 9, as issued, reflects the first and third phases of the project to replace PAS 39 and applies to the classification and measurement of financial assets and financial liabilities and hedge accounting, respectively. Work on the second phase, which relate to impairment of financial instruments, and the limited amendments to the classification and measurement model is still on-going, with a view to replace PAS 39 in its entirety. PFRS 9 requires all financial to be measured at fair value at initial recognition. A debt financial asset may, if the fair value option, or FVO, is not invoked, be subsequently measured at amortized cost if it is held within a business model that has the objective to hold the assets to collect the contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at FVPL. All equity financial assets are measured at fair value either through other comprehensive income or profit or loss. Equity financial assets held-for-trading must be measured at FVPL. For liabilities designated as at FVPL using the fair value option, the amount of change in the fair value of a financial liability that is attributable to changes in credit risk must be presented in other comprehensive income. The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change relating to the entity’s own credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. All other PAS 39 classification and measurement requirements for financial liabilities have been carried forward to PFRS 9, including the embedded derivative bifurcation rules and the criteria for using the FVO. The adoption of the first phase of PFRS 9 will have an effect on the classification and measurement of our financial assets, but will potentially have no impact on the classification and measurement of financial liabilities.

On hedge accounting, PFRS 9 replaces the rules-based hedge accounting model of PAS 39 with a more principles-based approach. Changes include replacing the rules-based hedge effectiveness test with an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship; allowing risk components to be designated as the hedged item, not only for financial items, but also for non-financial items, provided that the risk component is separately identifiable and reliably measurable; and allowing the time value of an option, the forward element of a forward contact and any foreign currency basis spread to be excluded from the designation of a financial instrument as the hedging instrument and accounted for as costs of hedging. PFRS 9 also requires more extensive disclosures for hedge accounting.

PFRS 9 currently has no mandatory effective date. PFRS 9 may be applied before the completion of the limited amendments to the classification and measurement model and impairment methodology. We will not adopt the standard before the completion of the limited amendments and the second phase of the project.

We have not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Philippine Interpretation IFRIC 15, Agreements for the Construction of Real Estate. This interpretation covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. The Philippine SEC and the Financial Reporting Standards Council have deferred the effectivity of this interpretation until the final Revenue Standard is issued by the International Accounting Standards Board and an evaluation of the requirements of the final Revenue Standard against the practices of the Philippine real estate industry is completed. Adoption of the interpretation when it becomes effective will not have any impact on our consolidated financial statements.

PAS 40, Investment Property. The amendment clarifies the inter-relationship between PFRS 3 and PFRS 40 when classifying property as investment property or owner-occupied property. The amendment stated that judgment is needed when determining whether the acquisition of investment property is the acquisition of an asset or a group of assets or a business combination within the scope of PFRS 3. This judgment is based on the guidance of PFRS 3. This amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively. The amendment has no significant impact on our financial position or performance.

Amendments to PAS 19, Employee Benefits – Defined Benefit Plans: Employee Contributions. The amendments apply to contributions from employees or third parties to defined benefit plans. Contributions that are set out in the formal terms of the plan shall be accounted for as reductions to current service costs if they are linked to service or as part of the remeasurements of the net defined benefit asset or liability if they are not linked to service. Contributions that are discretionary shall be accounted for as reductions of current service cost upon payment of these contributions to the plans. The amendments to PAS 19 are to be retrospectively applied for annual periods beginning on or after July 1, 2014. The amendments do not apply to us since our employees are not required to make contributions to the Plan.

Improvement to PFRS

The Annual Improvements to PFRSs (2010-2012 Cycle) contain non-urgent but necessary amendments to the following standards:

PFRS 2, Share-based Payment – Definition of Vesting Condition. The amendment revised the definitions of vesting condition and market condition and added the definitions of performance condition and service condition to clarify various issues. This amendment shall be prospectively applied to share-based payment transactions for which the grant date is on or after July 1, 2014. This amendment does not apply to us as we have no share-based payments.

PFRS 3, Business Combinations – Accounting for Contingent Consideration in a Business Combination. The amendment clarifies that a contingent consideration that meets the definition of a financial instrument should be classified as a financial liability or as equity in accordance with PAS 32. Contingent consideration that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of PFRS 9 (or PAS 39, if PFRS 9 is not yet adopted). The amendment shall be prospectively applied to business combinations for which the acquisition date is on or after July 1, 2014. We shall consider this amendment for future business combinations.

PFRS 8, Operating Segments – Aggregation of Operating Segments and Reconciliation of the Total of the Reportable Segments’ Assets to the Entity’s Assets. The amendments require entities to disclose the judgment made by management in aggregating two or more operating segments. This disclosure should include a brief description of the operating segments that have been aggregated in this way and the economic indicators that have been assessed in determining that the aggregated operating segments share similar economic characteristics. The amendments also clarify that an entity shall provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if such amounts are regularly provided to the chief operating decision maker. These amendments are effective for annual periods beginning on or after July 1, 2014 and are applied retrospectively. The amendments affect disclosures only and have no impact on our financial position or performance.

PFRS 13, Fair Value Measurement – Short-term Receivables and Payables. The amendment clarifies that short-term receivables and payables with no stated interest rates can be held at invoice amounts when the effect of discounting is immaterial.

PAS 16, Property, Plant and Equipment – Revaluation Method – Proportionate Restatement of Accumulated Depreciation. The amendment clarifies that, upon revaluation of an item property, plant and equipment, the carrying amount of the asset shall be adjusted to the revalued amount, and the asset shall be treated in one of the following ways: (a) the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset. The accumulated depreciation at the date of revaluation is adjusted to equal the difference between the gross carrying amount and the carrying amount of the asset after taking into account any accumulated impairment losses; and (b) the accumulated depreciation is eliminated against the gross carrying amount of the asset.

The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment shall apply to all revaluations recognized in annual periods beginning on or after the date of initial application of this amendment and in the immediately preceding annual period. The amendment has no impact on our financial position or performance.

PAS 24, Related Party Disclosures – Key Management Personnel. The amendments clarify that an entity is a related party of the reporting entity if the said entity, or any member of a group for which it is a part of, provides key management personnel services to the reporting entity or to the parent company of the reporting entity. The amendments also clarify that a reporting entity that obtains management personnel services from another entity (also referred to as management entity) is not required to disclose the compensation paid or payable by the management to its employees or directors. The reporting entity is required to disclose the amounts incurred for the key management personnel services provided by a separate management entity. The amendments are effective for annual periods beginning on or after July 1, 2014 and are applied retrospectively. The amendments affect disclosures only and have no impact on our financial position or performance.

PAS 38, Intangible Assets – Revaluation Method – Proportionate Restatement of Accumulated Amortization. The amendments clarify that, upon revaluation of an intangible asset, the carrying amount of the asset shall be adjusted to the revalued amount, and the asset shall be treated in one of the following ways: (a) the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset. The accumulated amortization at the date of revaluation is adjusted to equal the difference between the gross carrying amount and the carrying amount of the asset after taking into account any accumulated impairment losses; and
(b) the accumulated amortization is eliminated against the gross carrying amount of the asset.

The amendments also clarify that the amount of the adjustment of the accumulated amortization should form part of the increase or decrease in the carrying amount accounted for in accordance with the standard.

The amendments are effective for annual periods beginning on or after July 1, 2014. The amendments shall apply to all revaluations recognized in annual periods beginning on or after the date of initial application of this amendment and in the immediately preceding annual period. The amendments have no impact on our financial position or performance.

The Annual Improvements to PFRS (2011-2013 Cycle) contain non-urgent but necessary amendments to the following standards:

PFRS 1, First-time Adoption of Philippine Financial Reporting Standards – Meaning of “Effective PFRSs”. The amendment clarifies that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but that permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first PFRS financial statements. This amendment is not applicable to us as we are not a first-time adopter of PFRS.

PFRS 3, Business Combinations – Scope Exceptions for Joint Arrangements. The amendment clarifies that PFRS 3 does not apply to the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. The amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively.

PFRS 13, Fair Value Measurement – Portfolio Exception. The amendment clarifies that the portfolio exception in PFRS 13 can be applied to financial assets, financial liabilities and other contracts. The amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively. The amendment has no significant impact on our financial position and performance.

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Assets classified as held-for-sale and discontinued operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment is available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer, and should the negotiations with a potential buyer not lead to a sale, we expect to seek other sale opportunities as a number of other potential buyers had been identified; and
(3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. Thus, we adjusted the comparative consolidated income statements for the years ended December 31, 2011 and 2010 to present the results of operations of our BPO segment as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. The sale of the 398 million common shares was executed in four tranches, and was completed by December 2013. Thus, the investment in Philweb was classified as assets held-for-sale as at December 31, 2012. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in Philweb and Note 27 – Financial Assets and Liabilities – ePLDT Group.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for: (a) SMHC, SMI, FECL Group, Piltel International Holdings Corporation, PLDT Global and certain of its subsidiaries, PGNL, DCPL, and certain subsidiaries of Chikka, which use the U.S. dollar; (b) SHPL, Takatack, 3rd Brand, CPL, CITP Singapore Pte. Ltd., and BayanTrade Singapore Pte. Ltd., which use the Singapore dollar; (c) CCCBL, which use China renminbi; (d) BayanTrade (Malaysia) Sdn Bhd., which use Malaysia ringgit; and
(e) PT Columbus IT Indonesia, which use Indonesia rupiah.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17, Leases. Total lease expense arising from operating leases from continuing operations amounted to Php6,041 million, Php5,860 million and Php3,938 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php86 million, Php263 million and Php224 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total finance lease obligations from continuing operations amounted to Php11 million, Php18 million and Php14 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php7 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 27 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV, Inc, or Cignal TV.  Satventures is a wholly-owned subsidiary of MediaQuest and Cignal TV is a wholly-owned subsidiary of Satventures. ePLDT’s investments in PDRs are part of our overall strategy to broaden our distribution platform and increase our ability to deliver multi-media content.  On September 27, 2013, the Satventures and Cignal TV PDRs were issued and provided ePLDT a 40% economic interest each in the common shares of Satventures and Cignal TV, or an aggregate of 64% economic interest in Cignal TV.

Based on our judgment, ePLDT’s investments in PDRs give ePLDT a significant influence over Satventures and Cignal TV as evidenced by inter-change of managerial personnel, provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, thus accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php9,522 million as at December 31, 2013. See related discussion on Note 10 – Investment in Associates, Joint Ventures and Deposits – Investment in MediaQuest.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of PLDT. Such changes are reflected in the assumptions when they occur.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the CGUs to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the recoverable amount of property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS.

In December 2011, Smart recognized full impairment provision of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program, which was discussed and approved by Smart’s Board of Directors on February 28, 2011 and have been identified for replacement. The full impairment provision recognized represents the net book value of these network equipment and facilities.

In December 2012, DMPI recognized an impairment loss of Php2,881 million pertaining to the net book values of certain identified network equipment and facilities that are affected by the unified wireless strategy as the overall business of DMPI became anchored on PLDT’s wireless business unit, Smart.  The network modernization program resulted in network impairment of DMPI due to advancement in technologies.

In 2013, Smart and DMPI launched a network convergence program designed to consolidate the networks of Smart and DMPI into a single network enabling subscribers of both companies to take advantage of the combined network. The convergence is expected to result in savings from synergies in terms of optimized capital expenditures and cost efficiencies from colocation of base stations, consolidation of core systems, and operating expenses. The program, however, rendered certain network equipment and site facilities obsolete. In view of this, Smart and DMPI recognized full impairment provision on the net book value of the affected network equipment and site facilities amounting to Php378 million and Php1,764 million, respectively.

See Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

Total asset impairment on noncurrent assets from continuing operations amounted Php2,143 million, Php2,896 million and Php8,514 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to nil for the years ended December 31, 2013 and 2012 and Php3 million for the year ended December 31, 2011. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment.

The carrying values of our property, plant and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively.

Estimating useful lives of property, plant and equipment and intangible assets with finite life

We estimate the useful lives of each item of our property, plant and equipment and intangible assets with finite life based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment and intangible assets with finite life is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment and intangible assets with finite life are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment and intangible assets with finite life would increase our recorded depreciation and amortization and decrease our property, plant and equipment and intangible assets.

The total depreciation and amortization of property, plant and equipment from continuing operations amounted to Php30,304 million, Php32,354 million and Php27,539 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php153 million, Php466 million and Php418 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization from continuing operations, amounted to Php192,665 million, Php200,078 million and Php200,142 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php1,529 million as at December 31, 2012.

Intangible assets acquired from business combination with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets from continuing operations with finite life amounted to Php1,020 million, Php921 million and Php117 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php55 million, Php180 million and Php147 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total carrying values of intangible assets with finite life from continuing operations amounted to Php7,286 million, Php7,505 million and Php8,698 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php354 million as at December 31, 2012.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 9 – Property, Plant and Equipment and Note 14 – Goodwill and Intangible Assets.

Goodwill and intangible assets with indefinite useful life

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Total carrying values of goodwill and intangible assets with indefinite useful life from continuing operations amounted to Php66,632 million, Php66,745 million and Php74,605 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php6,679 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets. Based on Smart and SBI’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to
Php12,426 million, Php15,351 million and Php16,098 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php4,496 million, Php3,655 million and Php4,240 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. Total consolidated benefit from deferred income tax from continuing operations amounted to Php4,401 million, Php919 million and Php1,174 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php30 million, Php28 million and Php275 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total consolidated net deferred income tax assets from continuing operations amounted to Php14,181 million, Php7,225 million and Php5,117 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php212 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there was an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables from continuing operations recognized in our consolidated income statements amounted to Php3,171 million, Php2,175 million and Php1,543 million for the years ended December 31, 2013, 2012 and 2011, respectively, while that from discontinued operations amounted to Php2 million, Php3 million and Php6 million for the years ended December 31, 2013, 2012 and 2011, respectively. Trade and other receivables, net of allowance for doubtful accounts, from continuing operations amounted to Php17,564 million, Php16,379 million and Php16,245 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php2,704 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and contribution plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. See Note 25 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs from continuing operations amounted to Php856 million, Php584 million and Php570 million for the years ended December 31, 2013, 2012 and 2011, respectively, while net consolidated pension benefit costs from discontinued operations amounted to Php9 million, Php170 million and Php8 million for the years ended December 31, 2013, 2012 and 2011, respectively. The prepaid benefit costs from continuing operations amounted to Php199 million, Php1,625 million and Php8,626 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. The accrued benefit costs from continuing operations amounted to Php10,310 million, Php492 million and Php438 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php206 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Employee Benefits – Defined Benefit Pension Plans.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2013 and 2012 amounted to Php1,638 million and Php1,491 million, respectively. Total outstanding liability and fair value of 2012 to 2014 LTIP cost amounted to Php3,129 million and Php1,491 million as at December 31, 2013 and 2012, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,144 million, Php2,543 million and Php2,107 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, we cannot assure you that the use of such estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with PAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount as determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of financial assets and liabilities as at December 31, 2013 amounted to Php4,965 million and Php115,885 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2012 amounted to Php6,782 million and Php134,036 million, respectively. Total fair values of financial assets and liabilities as at January 1, 2012 amounted to Php8,766 million and Php119,410 million, respectively. See Note 27 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group), which operating results are regularly reviewed by the chief operating decision maker, or our Management Committee, to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have three reportable operating segments, as follows:

•	Wireless – wireless telecommunications services provided by Smart, CURE and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; SBI and PDSI, our wireless broadband service providers; Voyager and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•	Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and Digitel, all of which together account for approximately 8% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT, IPCDSI, AGS Group and Curo; and bills printing and other VAS-related services provided by ePDS; and

•	Others – PGIH, PGIC and PCEV, our investment companies.

See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests, for further discussion.

As at December 31, 2013, our chief operating decision maker views our business activities in three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012. The results of operations of our BPO business for the years ended December 31, 2012 and 2011 were presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

The chief operating decision maker monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the year; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income (loss) for the year is measured consistent with net income (loss) in the consolidated financial statements.

EBITDA for the year is measured as net income from continuing operations excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses).

EBITDA margin for the year is measured as EBITDA from continuing operations divided by service revenues.

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the year is measured as core income divided by the weighted average number of outstanding common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amount of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in the consolidated financial statement, which is in accordance with PFRS.

The segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments as at and for the years ended December 31, 2013, 2012 and 2011 are as follows:

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
	(in million pesos)
December 31, 2013
Revenues
External customers	117,615	50,716	–	–	168,331
Service revenues (Note 3)	114,971	49,081	–	–	164,052
Non-service revenues (Notes 3 and 5)	2,644	1,635	–	–	4,279
Inter-segment transactions	1,708	12,851	–	(14,559)	–
Service revenues (Note 3)	1,708	12,789	–	(14,497)	–
Non-service revenues (Notes 3 and 5)	–	62	–	(62)	–

Total revenues	119,323	63,567	–	(14,559)	168,331

Results
Depreciation and amortization (Notes 3 and 9)	16,358	13,946	–	–	30,304
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	3,918	1,625	–	–	5,543
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(54)	(86)	2,882	–	2,742
Interest income (Note 5)	324	392	249	(33)	932
Financing costs – net (Notes 5, 9, 20 and 27)	3,232	3,390	–	(33)	6,589
Provision for (benefit from) income tax (Notes 3 and 7)	8,862	(698)	84	–	8,248
Net income / Segment profit	21,921	7,809	3,508	146	35,453
Continuing operations	21,921	7,809	3,508	146	33,384
Discontinued operations (Notes 2 and 8)	–	–	–	–	2,069
EBITDA from continuing operations	54,703	22,274	(5)	580	77,552
EBITDA margin	47%	36%	–	(4%)	47%
Core income	26,499	9,061	3,110	146	38,717
Continuing operations	26,499	9,061	3,110	146	38,816
Discontinued operations	–	–	–	–	(99)

Assets and liabilities
Operating assets	195,212	172,293	15,522	(38,880)	344,147
Investments in associates, joint ventures and deposits (Notes 3, 5 and 10)	–	11,685	29,625	–	41,310
Deferred income tax assets – net (Notes 3 and 7)	999	13,182	–	–	14,181
Total assets	196,211	197,160	45,147	(38,880)	399,638

Operating liabilities	133,977	143,891	1,220	(21,213)	257,875
Deferred income tax liabilities – net (Notes 3 and 7)	3,591	819	27	–	4,437
Total liabilities	137,568	144,710	1,247	(21,213)	262,312

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	17,092	11,746	–	–	28,838

December 31, 2012(1, 2)
Revenues
External customers	114,260	48,773	–	–	163,033
Service revenues (Note 3)	112,107	47,631	–	–	159,738
Non-service revenues (Notes 3 and 5)	2,153	1,142	–	–	3,295
Inter-segment transactions	1,672	11,473	–	(13,145)	–
Service revenues (Note 3)	1,672	11,440	–	(13,112)	–
Non-service revenues (Notes 3 and 5)	–	33	–	(33)	–

Total revenues	115,932	60,246	–	(13,145)	163,033

Results
Depreciation and amortization (Notes 3 and 9)	19,000	13,354	–	–	32,354
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	4,218	1,068	–	–	5,286
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(78)	108	1,508	–	1,538
Interest income (Note 5)	565	713	76	–	1,354
Financing costs – net (Notes 5, 9, 20 and 27)	2,683	4,193	–	–	6,876
Provision for (benefit from) income tax (Notes 3 and 7)	8,094	(51)	7	–	8,050
Net income / Segment profit	25,014	5,740	4,333	469	36,099
Continuing operations	25,014	5,740	4,333	469	35,556
Discontinued operations (Notes 2 and 8)	–	–	–	–	543
EBITDA from continuing operations	54,480	20,089	(18)	837	75,388
EBITDA margin	48%	34%	–	(6%)	47%
Core income	25,694	5,769	4,424	469	36,907
Continuing operations	25,694	5,769	4,424	469	36,356
Discontinued operations	–	–	–	–	551

Assets and liabilities
Operating assets	202,494	182,223	9,979	(36,933)	357,763
Investments in associates, joint ventures and deposits (Notes 3, 5 and 10)	54	6,222	20,801	–	27,077
Deferred income tax assets – net (Notes 3 and 7)	754	6,471	–	–	7,225
Assets classified as held-for-sale (Notes 2, 3 and 10)	–	638	–	–	13,750

Total assets	203,302	195,554	30,780	(36,933)	405,815

Operating liabilities	134,524	138,338	4,788	(25,893)	251,757
Deferred income tax liabilities – net (Notes 3 and 7)	4,918	795	–	–	5,713
Liabilities directly associated with assets classified as held-for-sale (Note 2)	–	–	–	–	2,611
Total liabilities	139,442	139,133	4,788	(25,893)	260,081

Other segment information(1)
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	22,058	13,726	–	–	36,396
Continuing operations	22,058	13,726	–	–	35,784
Discontinued operations	–	–	–	–	612

December 31, 2011(1, 2)
Revenues
External customers	102,043	46,436	–	–	148,479
Service revenues (Note 3)	100,574	45,260	–	–	145,834
Non-service revenues (Notes 3 and 5)	1,469	1,176	–	–	2,645
Inter-segment transactions	1,495	11,854	–	(13,349)	–
Service revenues (Note 3)	1,495	11,836	–	(13,331)	–
Non-service revenues (Notes 3 and 5)	–	18	–	(18)	–

Total revenues	103,538	58,290	–	(13,349)	148,479

Results
Depreciation and amortization (Notes 3 and 9)	14,295	13,244	–	–	27,539
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	9,197	1,003	–	–	10,200
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(115)	307	1,843	–	2,035
Interest income (Note 5)	677	590	90	–	1,357
Financing costs – net (Notes 5, 9, 20 and 27)	2,744	3,710	–	–	6,454
Provision for income tax (Notes 3 and 7)	8,429	2,303	2	–	10,734
Net income / Segment profit	22,366	5,847	1,985	153	31,218
Continuing operations	22,366	5,847	1,985	153	30,351
Discontinued operations (Notes 2 and 8)	–	–	–	–	867
EBITDA from continuing operations	55,433	22,382	(11)	421	78,225
EBITDA margin	54%	39%	–	3%	54%
Core income	29,903	5,310	2,461	153	38,616
Continuing operations	29,903	5,310	2,461	153	37,827
Discontinued operations	–	–	–	–	789

Assets and liabilities
Operating assets	172,259	256,644	9,982	(73,283)	365,602
Investments in associates, joint ventures and deposits (Notes 3, 5 and 10)	–	1,272	16,593	–	17,865
Deferred income tax assets – net (Notes 3 and 7)	1,071	3,820	–	–	4,891
Discontinued operations (Note 2)	–	–	–	–	13,434
Total assets	173,330	261,736	26,575	(73,283)	401,792

Operating liabilities	133,030	127,642	754	(24,179)	237,247
Deferred income tax liabilities – net (Notes 3 and 7)	1,158	1,363	–	4,450	6,971
Discontinued operations (Note 2)	–	–	–	–	3,328
Total liabilities	134,188	129,005	754	(19,729)	247,546

Other segment information(1)
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	17,152	13,654	1	–	31,207
Continuing operations	17,152	13,654	1	–	30,807
Discontinued operations	–	–	–	–	400

(1)	As adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the application of the Revised PAS 19. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

(2)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011 and consolidated financial position as at December 31, 2011.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the years ended December 31, 2013, 2012 and 2011:

	2013	2012(1)	2011(1, 2)
		(in million pesos)
EBITDA from continuing operations	77,552	75,388	78,225
Add (deduct) adjustments to continuing operations:
Other income (Notes 2 and 18)	4,113	5,813	2,626
Equity share in net earnings of associates and joint ventures (Note 10)	2,742	1,538	2,035
Interest income (Notes 2, 5, 11 and 15)	932	1,354	1,357
Gains (losses) on derivative financial instruments – net (Notes 2 and 27)	511	(2,009)	201
Amortization of intangible assets (Notes 3 and 14)	(1,020)	(921)	(117)
Retroactive effect of adoption of Revised PAS 19 (Note 2)	(1,269)	1,287	–
Asset impairment on noncurrent assets (Notes 3 and 5)	(2,143)	(2,896)	(8,514)
Foreign exchange gains (losses) – net (Notes 2, 9 and 27)	(2,893)	3,282	(735)
Financing costs – net (Notes 2, 5, 9, 20 and 27)	(6,589)	(6,876)	(6,454)
Provision for income tax (Notes 2, 3 and 7)	(8,248)	(8,050)	(10,734)
Depreciation and amortization (Notes 3 and 9)	(30,304)	(32,354)	(27,539)
Total adjustments	(44,168)	(39,832)	(47,874)

Net income from continuing operations	33,384	35,556	30,351
Net income from discontinued operations (Notes 2 and 8)	2,069	543	867

Consolidated net income	35,453	36,099	31,218

(1)	As adjusted to reflect the adjustments on the application of the Revised PAS 19. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

(2)	Includes the Digitel Group’s EBITDA for the period from October 26, 2011 to December 31, 2011.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2013, 2012 and 2011:

	2013	2012(1)	2011(1, 2)
		(in million pesos)
Core income from continuing operations	38,816	36,356	37,827
Core income from discontinued operations	(99)	551	789

Consolidated core income	38,717	36,907	38,616
Add (deduct) adjustments to continuing operations:
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Notes 2 and 27)	816	(1,689)	564
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	59	(91)	(476)
Net income (loss) attributable to noncontrolling interests	33	(49)	(60)
Casualty losses due to typhoon “Yolanda”	(878)	–	–
Retroactive effect of adoption of Revised PAS 19 (Note 2)	(1,269)	1,287	–
Asset impairment (Notes 3, 5 and 9)	(2,143)	(2,896)	(8,514)
Foreign exchange gains (losses) – net (Notes 2, 9 and 27)	(2,893)	3,282	(741)
Net tax effect of aforementioned adjustments	843	(644)	1,608
Others	–	–	143
Total adjustments	(5,432)	(800)	(7,476)

Adjustments to discontinued operations	2,168	(8)	78

Net income from continuing operations	33,384	35,556	30,351
Net income from discontinued operations (Notes 2 and 8)	2,069	543	867

Consolidated net income	35,453	36,099	31,218

(1)	As adjusted to reflect the adjustments on the application of the Revised PAS 19. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

(2)	Includes the Digitel Group’s EBITDA for the period from October 26, 2011 to December 31, 2011.

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2013, 2012 and 2011:

	2013		2012(1)		2011(1, 2)
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Core EPS from continuing operations	179.38	179.38	168.03	168.03	195.27	195.10
Core EPS from discontinued operations	(0.45)	(0.45)	2.55	2.55	4.12	4.12

Consolidated core EPS	178.93	178.93	170.58	170.58	199.39	199.22
Add (deduct) adjustments to continuing operations:
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Notes 2 and 27)	2.65	2.65	(5.47)	(5.47)	2.06	2.06
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	0.27	0.27	(0.42)	(0.42)	(2.48)	(2.48)
Casualty losses due to typhoon “Yolanda”	(3.58)	(3.58)	–	–	–	–
Retroactive effect of adoption of Revised PAS 19 (Note 2)	(5.10)	(5.10)	5.18	5.18	–	–
Foreign exchange gains (losses) – net (Notes 2, 9 and 27)	(9.61)	(9.61)	10.63	10.63	(2.68)	(2.67)
Asset impairment (Notes 3, 5 and 9)	(9.92)	(9.92)	(13.40)	(13.40)	(36.47)	(36.44)
Gain on disposal of investment and others	–	–	–	–	0.82	0.82

Total adjustments	(25.29)	(25.29)	(3.48)	(3.48)	(38.75)	(38.71)

Adjustments to discontinued operations	10.03	10.03	(0.03)	(0.03)	0.41	0.40

EPS from continuing operations attributable to common equity holders of PLDT (Note 8)	154.09	154.09	164.55	164.55	156.52	156.39
EPS from discontinued operations attributable to common equity holders of PLDT (Notes 2 and 8)	9.58	9.58	2.52	2.52	4.53	4.52

Consolidated EPS attributable to common equity holders of PLDT (Note 8)	163.67	163.67	167.07	167.07	161.05	160.91

(1)	As adjusted to reflect the adjustments on the application of the Revised PAS 19. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

(2)	Includes the Digitel Group’s EBITDA for the period from October 26, 2011 to December 31, 2011.

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
		(As Adjusted – Note 2*)
		(in million pesos)
Wireless services
Service revenues:
Cellular	104,278	102,044	92,150
Broadband, satellite and others	10,693	10,063	8,424
	114,971	112,107	100,574
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	2,644	2,153	1,469

Total wireless revenues	117,615	114,260	102,043

Fixed line services
Service revenues:
Local exchange	16,173	16,357	15,616
International long distance	6,848	6,909	7,092
National long distance	4,205	4,678	5,218
Data and other network	21,077	18,975	16,426
Miscellaneous	778	712	908

	49,081	47,631	45,260
Non-service revenues:
Sale of computers	1,160	551	658
Point-product-sales	475	591	518

Total fixed line revenues	50,716	48,773	46,436

Total revenues from continuing operations	168,331	163,033	148,479

*	The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

For each of the years ended December 31, 2013, 2012 and 2011, no revenue transactions with a single external customer had accounted for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
		(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	3,804	2,704	2,127
Point-product-sales	475	591	518

(Note 4)	4,279	3,295	2,645

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
		(As Adjusted – Note 2)
		(in million pesos)
Salaries and other employee benefits	17,034	17,462	14,718
Manpower rightsizing program, or MRP	1,869	2,521	132
Incentive plans (Notes 3 and 25)	1,638	1,491	–
Pension benefit costs (Notes 3 and 25)	828	525	561

	21,369	21,999	15,411

Over the past years, we have been implementing MRP in line with our continuing efforts to reduce the cost base of our businesses. The total MRP cost charged to operations amounted to Php1,869 million, Php2,521 million and Php132 million for the years ended December 31, 2013, 2012 and 2011, respectively. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
		(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	11,380	8,074	4,851
Cost of point-product-sales	376	593	487
Cost of satellite air time and terminal units (Note 24)	50	80	105

	11,806	8,747	5,443

Asset Impairment

Asset impairment for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
		(in million pesos)
Trade and other receivables (Notes 3 and 16)	3,171	2,175	1,543
Property, plant and equipment (Notes 3 and 9)	2,142	2,881	8,470
Inventories and supplies (Notes 3 and 17)	229	215	143
Investments in associates and joint ventures (Notes 3 and 10)	1	–	44
Prepayment and others (Note 3)	–	15	–

	5,543	5,286	10,200

Interest Income

Interest income for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
		(in million pesos)
Interest income on other loans and receivables	790	1,310	1,321
Interest income on HTM investments (Note 11)	135	31	31
Interest income on FVPL	7	13	5

(Note 4)	932	1,354	1,357

Financing Costs – net

Financing costs – net for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
		(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	5,086	6,319	5,948
Accretion on financial liabilities (Notes 20 and 27)	1,541	1,053	1,037
Financing charges	383	418	117
Capitalized interest (Note 9)	(421)	(914)	(648)

(Note 4)	6,589	6,876	6,454

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2013, 2012 and 2011 are as follows:

						Share in the other
						comprehensive	Total other
	Foreign	Net gains on		Revaluation		income of	comprehensive
	currency	available-for-sale	Net	increment on		associates and	income (loss)		Total other
	translation	financial	transactions on	investment	Actuarial gains	joint ventures	attributable to	Share of	comprehensive
	differences of	investments	cash flow hedges	properties	(losses) on defined	accounted for using	equity holders	noncontrolling	income (loss)
	subsidiaries	– net of tax	– net of tax	– net of tax	benefit plans	the equity method	of PLDT	interests	– net of tax
	(in million pesos)
Balances as at January 1, 2013	441	75	44	240	(4,177)	(10)	(3,387)	6	(3,381)
Other comprehensive income (loss)	802	(8)	(16)	(1)	(9,156)	1,020	(7,359)	(8)	(7,367)
Discontinued operations (Note 2)	(747)	–	12	–	–	–	(735)	–	(735)

Balances as at December 31, 2013	496	67	40	239	(13,333)	1,010	(11,481)	(2)	(11,483)

Balances as at January 1, 2012	(1,014)	52	14	314	2,099	(10)	1,455	8	1,463
Revaluation increment removed from other comprehensive income taken to retained earnings	–	–	–	(105)	–	–	(105)	–	(105)
Other comprehensive income (loss)	(795)	23	92	31	(6,231)	–	(6,880)	(2)	(6,882)
Discontinued operations (Note 2)	2,250	–	(62)	–	(45)	–	2,143	–	2,143

Balances as at December 31, 2012 (As Adjusted – Note 2)	441	75	44	240	(4,177)	(10)	(3,387)	6	(3,381)

Balances as at January 1, 2011	(1,639)	49	–	314	–	–	(1,276)	(1)	(1,277)
Other comprehensive income	625	3	14	–	2,099	(10)	2,731	9	2,740

Balances as at December 31, 2011 (As Adjusted – Note 2)	(1,014)	52	14	314	2,099	(10)	1,455	8	1,463

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
		(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	14,181	7,225	5,117
Net deferred income tax liabilities (Note 4)	(4,437)	(5,713)	(7,078)

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
		(in million pesos)
Net deferred income tax assets:
Pension and other employee benefits	3,623	(369)	(2,511)
Unearned revenues	2,980	2,305	2,726
Accumulated provision for doubtful accounts	2,597	2,379	2,466
Unamortized past service pension costs	2,312	2,244	2,124
Unrealized foreign exchange losses	1,548	970	111
Customer list	1,318	–	–
Derivative financial instruments	528	922	768
Provision for other assets	367	367	441
Accumulated write-down of inventories to net realizable values	205	135	198
NOLCO	130	145	326
Fixed asset impairment	125	24	1,469
MCIT	34	33	9
Capitalized taxes and duties – net of amortization	(5)	(65)	(125)
Undepreciated capitalized interest charges	(1,751)	(1,964)	(2,624)
Capitalized foreign exchange differential – net of depreciation	–	(100)	(231)
Others	170	199	(30)

Total deferred income tax assets	14,181	7,225	5,117

Net deferred income tax liabilities:
Intangible assets – net of amortization	3,182	3,607	3,725
Unrealized foreign exchange gains	675	2,049	1,756
Unamortized fair value adjustment on fixed assets from business combinations	644	687	997
Undepreciated capitalized interest charges	9	82	582
Debt issuance costs	–	(3)	–
Fixed asset impairment	–	(28)	–
Others	(73)	(681)	18

Total deferred income tax liabilities	4,437	5,713	7,078

Changes in our consolidated net deferred income tax assets (liabilities) for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
		(As Adjusted – Note
		2)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the year (Notes 3 and 4)	7,225	5,117
Net deferred income tax liabilities – balance at beginning of the year (Notes 3 and 4)	(5,713)	(7,078)

Net balance at beginning of the year	1,512	(1,961)
Movement charged directly to other comprehensive income	3,833	2,682
Benefit from deferred income tax (Note 3)	4,401	947
Discontinued operations (Note 2)	–	(65)
Others	(2)	(91)

Net balance at end of the year	9,744	1,512

Net deferred income tax assets – balance at end of the year (Notes 3 and 4)	14,181	7,225
Net deferred income tax liabilities – balance at end of the year (Notes 3 and 4)	(4,437)	(5,713)

The analysis of our consolidated net deferred income tax assets as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
		(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	13,181	7,135	8,505
Deferred income tax assets to be recovered within 12 months	3,283	2,820	2,541

	16,464	9,955	11,046

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,645)	(2,040)	(5,159)
Deferred income tax liabilities to be settled within 12 months	(638)	(690)	(770)

	(2,283)	(2,730)	(5,929)

Net deferred income tax assets (Notes 3 and 4)	14,181	7,225	5,117

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
		(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	58	835	–
Deferred income tax assets to be recovered within 12 months	15	263	274

	73	1,098	274

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(4,005)	(6,173)	(6,982)
Deferred income tax liabilities to be settled within 12 months	(505)	(638)	(370)

	(4,510)	(6,811)	(7,352)

Net deferred income tax liabilities (Notes 3 and 4)	(4,437)	(5,713)	(7,078)

Provision for (benefit from) corporate income tax from continuing operations for the years ended December 31, 2013, 2012 and 2011 consists of:

	2013	2012	2011
		(As Adjusted – Note 2)
		(in million pesos)
Current	12,649	8,969	11,908
Deferred (Note 3)	(4,401)	(919)	(1,174)

	8,248	8,050	10,734

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
		(As Adjusted – Note 2)
		(in million pesos)
Provision for income tax at the applicable statutory tax rate:
Continuing operations	12,490	13,082	12,325
Discontinued operations (Note 2)	637	291	295

	13,127	13,373	12,620

Tax effects of:
Nondeductible expenses	235	1,372	520
Income not subject to income tax	(622)	(1,853)	(1,090)
Losses (income) subject to lower tax rate	(702)	(834)	412
Equity share in net earnings of associates and joint ventures	(822)	(461)	(610)
Income subject to final tax	(899)	(933)	(408)
Difference between OSD and itemized deductions	(1,397)	–	(1,578)
Net movement in unrecognized deferred income tax assets and other adjustments	(617)	(2,186)	986

	(4,824)	(4,895)	(1,768)

Actual provision for corporate income tax:
Continuing operations	8,248	8,050	10,734
Discontinued operations (Note 2)	55	428	118

	8,303	8,478	10,852

In accordance with Republic Act 9504 as implemented by Revenue Regulations No. 16-2008, corporations may elect a standard deduction in an amount equivalent to 40% of gross income in lieu of the itemized allowed deductions.

For taxable year 2013, Smart opted to use OSD method in computing its taxable income. In line with this, certain deferred income tax assets and liabilities of Smart, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php4,496 million, Php3,655 million and Php4,240 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Recognition of Deferred Income Tax Assets and Liabilities.

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Fixed asset impairment	20,507	23,881	29,029
Provisions for other assets	5,694	8,303	6,532
Unearned revenues	6,529	5,023	893
Accumulated provision for doubtful accounts	3,765	3,177	4,113
NOLCO	2,085	8,741	11,372
Asset retirement obligation	537	902	627
MCIT	382	133	133
Pension and other employee benefits	362	155	127
Accumulated write-down of inventories to net realizable values	191	167	270
Derivative financial instruments	130	132	155
Unrealized foreign exchange losses	34	28	22
Operating lease and others	314	217	76
	40,530	50,859	53,349

Unrecognized deferred income tax assets (Note 3)	12,426	15,351	16,098

As at December 31, 2013, Digitel Group’s deferred income tax assets were not recognized because management believes that there is no sufficient future taxable income that will be available upon which these can be utilized. Digitel Group’s unrecognized deferred income tax assets amounted to Php12,172 million, Php15,098 million and Php14,766 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2013 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2011	December 31, 2014	61	233
December 31, 2012	December 31, 2015	107	269
December 31, 2013	December 31, 2016	248	2,017

		416	2,519

Consolidated tax benefits		416	756
Consolidated unrecognized deferred income tax assets		(382)	(626)
Consolidated recognized deferred income tax assets		34	130

The excess MCIT totaling Php416 million as at December 31, 2013 can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to Php9 million, Php37 million and Php446 million for the years ended December 31, 2013, 2012 and 2011, respectively. The amount of expired portion of excess MCIT amounted to Php11 million, Php8 million and Php16 million for the years ended December 31, 2013, 2012 and 2011, respectively.

NOLCO totaling Php2,519 million as at December 31, 2013 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php6,643 million, Php3,989 million and Php827 million for the years ended December 31, 2013, 2012 and 2011, respectively. The amount of expired portion of excess NOLCO amounted to Php23 million, Php425 million and Php330 million for the years ended December 31, 2013, 2012 and 2011, respectively.

There are no income tax consequences attached to the payment of dividends in 2013, 2012 and 2011 by the PLDT Group to its shareholders.

Registration with Subic Bay Freeport and Clark Special Economic Zone

SubicTel is registered as a Subic Bay Freeport Enterprise, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authorities, or PEZA

SeMI was registered with the PEZA as an Ecozone IT enterprise on a non-pioneer status last July 31, 2009. Under the terms of registration, SeMI is entitled to certain tax and non-tax incentives which include, among other things, an income tax holiday, or ITH, for four years starting June 2009. SeMI availed Php1 million tax incentive in December 2011. However, SeMI is in a net loss position in December 2013 and 2012, hence, no tax incentives were availed from the registration with the Economic Zone.

On July 23, 2013, PEZA approved IPCDSI’s application for pioneer status as an Ecozone IT enterprise. IPCDSI was granted a three-year ITH for its expansion project up to June 29, 2015, among others. Income from its IT operations shall be covered by the 5% gross income tax incentive, in lieu of all national and local taxes, including additional deductions for training expenses.

Registration with BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility starting January 2007. Income derived after the expiration of the ITH is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate as at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to
Php39 million, Php190 million and Php1,136 million for the years ended December 31, 2013, 2012 and 2011, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2013, 2012 and 2011:

	2013		2012		2011
			(As Adjusted – Note 2)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
			(in million pesos)
Net income attributable to equity holders of PLDT from: Continuing operations	33,351	33,351	35,605	35,605	30,411	30,411
Discontinued operations (Notes 2 and 4)	2,069	2,069	543	543	867	867

Consolidated net income attributable to common shares (Note 4)	35,420	35,420	36,148	36,148	31,278	31,278
Dividends on preferred shares (Note 19)	(60)	(60)	(52)	(52)	(458)	(458)

Consolidated net income attributable to common equity holders of PLDT	35,360	35,360	36,096	36,096	30,820	30,820

	(in thousands, except per share amounts which are in pesos)

Outstanding common shares at beginning of the year	216,056	216,056	214,436	214,436	186,756	186,756
Effect of issuance of common shares during the year (Note 19)	–	–	1,619	1,619	4,613	4,613
Effect of mandatory tender offer for all remaining Digitel shares	–	–	–	–	–	164
Weighted average number of common shares	216,056	216,056	216,055	216,055	191,369	191,533

EPS from continuing operations (Note 4)	154.09	154.09	164.55	164.55	156.52	156.39
EPS from discontinued operations (Notes 2 and 4)	9.58	9.58	2.52	2.52	4.53	4.52

EPS attributable to common equity holders of PLDT (Note 4)	Php163.67	Php163.67	Php167.07	Php167.07	Php161.05	Php160.91

Basic EPS amounts are calculated by dividing our consolidated net income for the year attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.	Property, Plant and Equipment

Changes in property, plant and equipment account for the years ended December 31, 2013 and 2012 are as follows:

							Information
					Vehicles, furniture		origination
		Central office		Buildings	and other network	Communications	and termination	Land and	Property under
	Cable and wire facilities	equipment	Cellular facilities	and improvements	equipment	satellite	equipment	land improvements	construction	Total
	(in million pesos)
As at January 1, 2012
Cost	146,430	92,953	119,791	24,299	40,731	966	9,102	3,014	44,361	481,647
Accumulated depreciation, impairment and amortization	(86,947)	(72,368)	(68,473)	(11,716)	(32,881)	(966)	(7,876)	(278)	–	(281,505)

Net book value (Note 3)	59,483	20,585	51,318	12,583	7,850	–	1,226	2,736	44,361	200,142

Year Ended December 31, 2012
Net book value at beginning of the year (Note 3)	59,483	20,585	51,318	12,583	7,850	–	1,226	2,736	44,361	200,142
Additions	2,750	415	8,879	562	2,549	–	387	2	21,144	36,688
Disposals/Retirements	(10)	(5)	(26)	(4)	(74)	–	–	(7)	–	(126)
Translation differences charged directly to cumulative translation adjustments	(2)	(10)	–	(15)	(49)	–	–	–	(7)	(83)
Acquisition through business combinations (Note 13)	112	104	–	45	6	–	–	–	–	267
Impairment losses recognized during the year (Note 5)	(5)	–	(2,876)	–	–	–	–	–	–	(2,881)
Reclassifications (Notes 12 and 17)	1,543	(321)	(3,452)	131	2,438	–	(65)	401	(253)	422
Transfers and others	8,000	4,045	4,227	449	990	–	47	–	(17,758)	–
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(11,380)	(4,130)	(9,678)	(1,493)	(5,606)	–	(532)	(1)	–	(32,820)
Discontinued operations (Note 2)	–	(155)	–	(340)	(694)	–	–	(165)	(175)	(1,529)

Net book value at end of the year (Note 3)	60,491	20,528	48,392	11,916	7,410	–	1,063	2,966	47,312	200,078

As at December 31, 2012
Cost	157,036	95,258	100,935	24,333	42,628	966	9,341	3,224	47,312	481,033
Accumulated depreciation, impairment and amortization	(96,545)	(74,730)	(52,543)	(12,417)	(35,218)	(966)	(8,278)	(258)	–	(280,955)

Net book value (Note 3)	60,491	20,528	48,392	11,916	7,410	–	1,063	2,966	47,312	200,078

Year Ended December 31, 2013
Net book value at beginning of the year (Note 3)	60,491	20,528	48,392	11,916	7,410	–	1,063	2,966	47,312	200,078
Additions	2,456	583	5,331	333	1,908	–	627	437	16,802	28,477
Disposals/Retirements	(626)	(128)	(269)	(42)	(107)	–	(1)	(440)	(384)	(1,997)
Translation differences charged directly to cumulative translation adjustments	8	(3)	–	(3)	10	–	–	–	–	12
Impairment losses recognized during the year (Note 5)	(305)	–	(1,778)	–	(50)	–	(9)	–	–	(2,142)
Reclassifications (Notes 12 and 17)	21	64	1,086	(147)	(10)	–	–	(280)	(2,191)	(1,457)
Transfers and others	4,643	3,172	5,172	272	1,053	–	179	3	(14,494)	–
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(9,984)	(3,788)	(10,923)	(1,325)	(3,680)	–	(602)	(2)	–	(30,304)
Net book value at end of the year (Note 3)	56,704	20,428	47,011	11,002	6,534	–	1,257	2,684	47,045	192,665

As at December 31, 2013
Cost	175,695	115,625	152,885	26,441	48,595	966	11,091	2,943	47,045	581,286
Accumulated depreciation, impairment and amortization	(118,991)	(95,197)	(105,874)	(15,439)	(42,061)	(966)	(9,834)	(259)	–	(388,621)

Net book value (Note 3)	56,704	20,428	47,011	11,002	6,534	–	1,257	2,684	47,045	192,665

Substantially all of our telecommunications equipment are purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, which are principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php421 million, Php914 million and Php648 million for the years ended December 31, 2013, 2012 and 2011, respectively. See Note 5 – Income and Expenses – Financing Costs, net. Our undepreciated interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php6,885 million, Php7,686 million and Php10,357 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. The average interest capitalization rates used were approximately 5% each for the years ended December 31, 2013 and 2012, and 4% for the year ended December 31, 2011.

Our undepreciated capitalized net foreign exchange losses, which qualified as borrowing costs amounted to Php80 million, Php353 million and Php837 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. Our net foreign exchange gains differences which qualified as deduction against borrowing costs amounted to Php80 million for the year ended December 31, 2013. There were no additional capitalized foreign exchange differences, which qualified as borrowing costs for the years ended December 31, 2012 and 2011.

The useful lives of our property, plant and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases, which amounted to Php18 million, Php22 million and Php6 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Wireless Network Equipment and Facilities

In 2013, Smart and DMPI launched a network convergence program designed to consolidate the networks of Smart and DMPI into a single network enabling subscribers of both companies to take advantage of the combined network. The convergence is expected to result in savings from synergies in terms of optimized capital expenditures and cost efficiencies from colocation of base stations, consolidation of core systems, and operating expenses. The program, however, rendered certain network equipment and site facilities obsolete. In view of this, Smart and DMPI recognized full impairment provision on the net book value of the affected network equipment and site facilities amounting to Php378 million and Php1,764 million, respectively.

In 2012, DMPI recognized an impairment loss of Php2,881 million pertaining to the net book values of certain identified network equipment and facilities that are affected by the unified wireless strategy as the overall business of DMPI became anchored on PLDT’s wireless business unit, Smart.

In December 2011, Smart recognized full impairment provision of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program, which was discussed and approved by Smart’s Board of Directors on February 28, 2011 and have been identified for replacement. The full impairment provision recognized represents the net book value of these network equipment and facilities.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment and Note 5 – Income and Expenses – Asset Impairment.

10.	Investments in Associates, Joint Ventures and Deposits

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Carrying value of investments in associates:
MediaQuest	9,522	–	–
Pacific Global One Aviation Co., Inc., or PG1	111	132	155
Digitel Crossing, Inc., or DCI	102	90	92
Philweb	–	–	1,025
Beta	–	–	–
ACeS International Limited, or AIL	–	–	–
Asia Netcom Philippines Corp., or ANPC	–	–	–

	9,735	222	1,272

Carrying value of investments in joint ventures:
Beacon	29,625	20,801	16,593
Mobile Payment Solutions Pte. Ltd., or MPS	–	54	–
PLDT Italy S.r.l., or PLDT Italy	–	–	–

	29,625	20,855	16,593

Deposit for future PDRs subscription:
MediaQuest	1,950	6,000	–

Total carrying value of investments in associates, joint ventures and deposits	41,310	27,077	17,865

Changes in the cost of investments and deposits for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(in million pesos)
Balance at beginning of the year	26,312	18,196
Additions during the year	5,557	8,843
Reclassification	5,440	–
Disposal during the year	(254)	–
Assets classified as held-for-sale	–	(712)
Translation and other adjustments	19	(15)

Balance at end of the year	37,074	26,312

Changes in the accumulated impairment losses for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(in million pesos)
Balance at beginning of the year	1,877	1,882
Translation and other adjustments	6	(5)

Balance at end of the year	1,883	1,877

Changes in the accumulated equity share in net earnings of associates and joint ventures for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(in million pesos)
Balance at beginning of the year	2,642	1,551
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	2,742	1,538
Beacon	2,769	1,508
Beta	113	–
DCI	13	(2)
PG1	(21)	(26)
MPS	(54)	(78)
MediaQuest	(78)	–
Philweb	–	136
Share in the other comprehensive income of associates and joint ventures accounted for using the equity method	1,020	–
Disposals	253	–
Dividends	(405)	(33)
Assets classified as held-for-sale	–	(416)
Translation and other adjustments	(133)	2

Balance at end of the year	6,119	2,642

Investments in Associates

Investment in MediaQuest

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the BTF, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines with 602 thousand net subscribers as at December 31, 2013.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•	a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•	a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings Holdings, Inc., or Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest, and when issued, will provide ePLDT with a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including minority positions in the three leading broadsheets: The Philippine Star, the Philippine Daily Inquirer, and Business World. See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs will provide ePLDT an aggregate of 64% economic interest in Cignal TV.

ePLDT’s deposit for future PDRs subscription amounted to Php1.95 billion for Hastings PDRs as at December 31, 2013 and Php6 billion for Cignal TV PDRs as at December 31, 2012.

On March 4, 2014, PLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest, which will increase ePLDT’s investment in Hastings PDRs from Php1.95 billion up to Php2.45 billion representing a 60% economic interest in Hastings. Also, a new investor will subscribe for a 40% economic interest in Hastings either directly through Hastings or PDRs to be issued by MediaQuest in relation to its interest in Hastings.

As at the date of issuance of this report, the Hastings PDRs have not yet been issued.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.

Investment in PG1

On June 14, 2011, PLDT, Meralco Powergen Corporation, or MPG, Philex Mining Corporation, or Philex, Metro Pacific Tollways Corporation, or MPTC, MPIC and Jubilee Sky Limited, or JSL, entered into a shareholders’ agreement to establish PG1, with the purpose of carrying on, by means of aircraft of every kind or description, the general business of common and/or private carrier. PLDT subscribed to 125 million common shares with an aggregate value of Php125 million, representing 50% equity interest in PG1 and 30 million preferred shares with an aggregate value of Php30 million, which were all paid by assigning to PG1 certain aircraft and other related assets of PLDT. The difference between the Php244 million fair value of the assets and the Php155 million total subscription price amounting to Php89 million was booked as advances and shall be paid by PG1 to PLDT in cash as soon as reasonably practicable after incorporation. PLDT has agreed to transfer 10% of its common shares to MPG, within a reasonable time after incorporation of PG1, to increase MPG’s ownership to 15% and reduce PLDT’s ownership to 40% of the outstanding common shares of PG1.

As at December 31, 2013, MPG, Philex, MPTC, MPIC and JSL owns 5%, 15%, 5%, 10% and 15% of PG1, respectively. PLDT has significant influence in PG1; consequently, PLDT has accounted for its investment in PG1 as an investment in associate.

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by JSL which effectively increases PLDT’s ownership in PG1 from 50% to 65%. The cash consideration for the shares purchased was Php23 million.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a Joint Venture Agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively. DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, or JV, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following recent improvement in the associates’ operations.

Digitel has no control over ANPC despite owning more than half of voting interest because of certain governance matters, and management has assessed that Digitel only has significant influence.

Digitel’s investment in DCI does not qualify as investment in JV as there is no provision for joint control in the JV agreement among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control. As at the date of issuance of this report, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.

Investment of ePLDT in Philweb

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 180 Internet Casino Stations nationwide.

In May 2006, ePLDT subscribed to newly issued common shares of Philweb for an aggregate amount of Php503 million, representing 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. The remaining Php75 million was paid in July 2012, as discussed below.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share for an aggregate amount of Php209 million.

On September 22, 2009, PSE approved the change in par value of Philweb shares from Php0.01 to Php1.00. Thus, the total number of shares subscribed by ePLDT was reduced to 332 million shares from 33,157 million shares.

The market value of ePLDT’s investment in Philweb amounted to Php5,093 million, based on quoted share price of Php15.36 as at January 1, 2012.

On April 19, 2012, Philweb approved the 20% stock dividend declaration payable on May 30, 2012 to stockholders of record as at May 4, 2012, thereby increasing ePLDT’s shares to 398 million             shares.

On June 30, 2012, as a result of the committed plan of ePLDT to sell its interest over Philweb following a strategic review of the PLDT Group’s business, the investment in Philweb was reclassified as assets held-for-sale in accordance with PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. Consequently, the assets classified as held-for-sale was carried at the carrying value of the investment in Philweb, which is lower than the fair value less costs to sell of the Philweb shares.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. Based on the agreement, the sale of the 398 million common shares will be executed in four tranches, and is expected to be completed by the end of 2013. Philweb shall have the unilateral option to accelerate the acquisition of the portion of the subject shares corresponding to the second to fourth tranches upon prior written notice of five days to ePLDT. The rights (including the rights to receive dividend) to the first to fourth tranches of the subject shares shall belong to Philweb after the closing of the sale of each tranche. The first tranche, which was transacted on July 13, 2012, was for 93.5 million common shares for a purchase price of Php1 billion. The first tranche payment is net of subscriptions payable of Php75 million.

On October 17, 2012, a Supplement to the Share Purchase Agreement was entered into wherein Philweb designated its wholly-owned subsidiary, Philweb Casino Corporation, or PCC, to act as the buyer of the second to fourth tranches and to make the second to fourth payments.

Subsequently, on October 18, 2012, a Second Supplement to the Share Purchase Agreement was agreed among Philweb, ePLDT and PCC, wherein PCC, as the designee of Philweb notified ePLDT of its desire to exercise its option to accelerate the acquisition of the portion of the Philweb             shares corresponding to the second tranche from December 12, 2012 to October 18, 2012, or one day after the PSE approves the special block sale, whichever is later. The acquisition of the second tranche, which was for 93.5 million common shares for a purchase price of Php1 billion, was completed on October 19, 2012.

On June 13, 2013, the third tranche was paid for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from December 12, 2012 to the actual date of payment of the third tranche, or Php1 billion.

On December 13, 2013, the fourth tranche was paid for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from December 12, 2012 to the actual date of payment of the fourth tranche, or Php1.3 billion. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments – ePLDT Group.

The investment in Philweb with a remaining balance of Php638 million was classified as assets held-for-sale as at December 31, 2012. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

Investment of PLDT Global Investments Corporation, or PGIC, in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, and Beta, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 19.7% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary             shares of US$0.2 million. In June 2013, PGIC transferred 112 ordinary shares and 41,069 preferred shares to certain employees of Beta for a total consideration price of US$42 thousand. The equity interest of PGIC in Beta remained at 19.7% after the transfer with economic interest of 18.24%. See related discussion on Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC. Beta has been designated to be the holding company of the SPi Technologies, Inc. and Subsidiaries, or SPi Group.

The carrying value of PGIC’s investment in Beta’s preferred shares amounting to Php1,862 million was presented as part of investment in debt securities and other long-term investments in our consolidated statement of financial position as at December 31, 2013.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of ACeS Philippines in AIL

As at December 31, 2013, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net income of AIL amounted to Php361 million, Php3 million and Php57 million for the years ended December 31, 2013, 2012 and 2011, respectively. Share in net cumulative losses amounting to Php1,412 million, Php2,005 million and Php2,035 million as at December 31, 2013 and 2012, and January 1, 2012, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 27 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with PFRS for equity investees in which we have significant influence as at December 31, 2013 and 2012, and January 1, 2012 and for the years ended December 31, 2013, 2012 and 2011:

	As at December 31,		As at January 1,
	2013	2012	2012
		(in million pesos)
Statements of Financial Position:
Noncurrent assets	5,547	296	894
Current assets	2,563	610	912
Equity	(725)	(1,679)	(858)
Noncurrent liabilities	4,935	873	1,489
Current liabilities	3,900	1,712	1,175

	For the Years Ended December 31,

	2013	2012	2011

		(in million pesos)
Income Statements:
Revenues	1,993	138	484
Expenses	1,865	158	249
Other income – net	216	5	16
Net income (loss)	344	(15)	251
Other comprehensive income	–	–	–
Total comprehensive income (loss)	344	(15)	251

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2013 and 2012, and January 1, 2012.

Investments in Joint Ventures

Investment in Beacon

On March 1, 2010, PCEV, Metro Pacific Investments Corporation, or MPIC, and Beacon, entered into an Omnibus Agreement, or OA. Beacon was incorporated in the Philippines and organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon. Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers.

Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment. The OA entered into by Beacon, PCEV and MPIC effectively delegates the decision making power of Beacon over the Meralco shares to PCEV and MPIC and that Beacon does not exercise any discretion over the vote to be taken in respect of the Meralco shares but is obligated to vote on the Meralco shares strictly in accordance with the instructions of PCEV and MPIC. Significant influence over the relevant financing and operating activities of Meralco is exercised at the respective board of directors of PCEV and MPIC.

PCEV accounts for its investment in Beacon as investment in joint venture since the OA establishes joint control over Beacon.

Beacon’s Capitalization

Beacon’s authorized capital stock of Php5,000 million consists of 3,000 million common shares with a par value of Php1 per share and 2,000 million preferred shares with a par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash as further discussed below in “Transfer of Meralco Shares to Beacon” section below for further information.

PCEV likewise subscribed to 1,156.5 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154.2 million Meralco common shares at a price of Php150 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154.2 million and 163.6 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154.2 million Meralco common shares to Beacon on May 12, 2010. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,083 million carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders. The deferred gain, presented as a reduction in PCEV’s investment in Beacon common shares, will only be realized upon the disposal of the Meralco shares to a third party.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares of the same amount. The transfer of the Meralco shares was implemented by a cross sale through the PSE.

Since the transactions involve entities with common shareholders, PCEV recognized a deferred gain on transfer of the Meralco shares amounting to Php8,145 million, equivalent to the difference between the Php15,136 million transfer price of the Meralco shares and the Php6,991 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain was presented as an adjustment to the investment cost of the Beacon preferred shares in 2011. Similar to the deferred gain on the transfer of the 154.2 million Meralco shares, the deferred gain will only be realized upon the disposal of the Meralco shares to a third party.

The carrying value of PCEV’s investment in Beacon, representing 50% of Beacon’s common shares outstanding, was Php29,625 million, Php20,801 million and Php16,593 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

PCEV’s Additional Investment in Beacon

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV sold 282.2 million of its investment in Beacon preferred shares to MPIC for a total cash consideration of Php3,563 million which took effect on June 29, 2012. In this instance, the Beacon preferred shares was sold to an entity not included in PLDT Group. Consequently, PCEV realized a portion of the deferred gain, amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon. The carrying value of PCEV’s investment in Beacon’s preferred shares, amounting to Php5,440 million and Php6,991 million was presented as part of available-for-sale financial investments in our consolidated statements of financial position as at December 31, 2012 and January 1, 2012, respectively.

Change in View and Purpose of Investment in Beacon Preferred Shares

On October 30, 2013, PCEV’s Board of Directors approved the change in view and purpose of investment in Beacon preferred shares, from investment available-for-sale to strategic investment intended to generate safe and steady returns which PCEV intends to hold on to in the long-term, similar to its investment in common shares. As a result, investment in Beacon preferred shares was reclassified from available-for-sale investments to investment in joint venture (both are noncurrent assets). The carrying value of PCEV’s investment in Beacon preferred shares amounted to Php6,250 million as at December 31, 2013.

Beacon’s Acquisition of Additional Meralco Shares

A summary of Beacon’s purchases of Meralco shares are shown below:

			Nominal Value Per
Date	Beneficial Ownership	Number of Shares	Share	Aggregate Cost*
		(in million pesos, except for nominal value per share)
Various dates in 2011	4.40%	49.9	–	14,310.0
January 2012	2.70%	30.0	295	9,103.8
November 2012	0.30%	3.2	263	841.7
December 2012	0.03%	0.3	249	89.5
July 19, 2013	0.89%	10.0	270	2,728.0
July 30, 2013	0.74%	8.3	291	3,207.0

*	Inclusive of transaction costs.

As at December 31, 2013, Beacon effectively owned 563 million Meralco common shares representing approximately 49.96% effective ownership in Meralco with a carrying value of Php123,322 million and market value of Php141,313 million based on quoted price of Php251 per share. As at December 31, 2012, Beacon effectively owned 545 million Meralco common shares representing approximately 48% effective ownership in Meralco with a carrying value of Php113,934 million and market value of Php142,245 million based on quoted price of Php261 per share. As at January 1, 2012, Beacon beneficially owned 511.2 million Meralco common shares representing approximately 45.4% beneficial ownership in Meralco with a carrying value of Php104,092 million and market value of Php126,379 million based on quoted price of Php247 per share.

Beacon Financing

On March 22, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The initial drawdown of Php16,200 million (Php16,031 million, net of debt issuance cost of Php168.5 million) under this notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option in March 2010. In May 2011, the remaining Php1,800 million was drawn to partially finance the acquisition of the additional 49.9 million Meralco common shares including shares purchased under a deferred payment scheme. The outstanding balance of the facility amounted to Php17,441 million and Php17,835 million as at December 31, 2012 and January 1, 2012, respectively. The loan was prepaid in full on March 27, 2013.

On May 24, 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility as at January 1, 2012 amounting to Php4,000 million was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares. The remaining Php7,000 million was subsequently drawn on July 9, 2012 and used for the payment of the final tranche of the deferred purchase made in May 2011. The outstanding balance of the facility amounted to Php10,780 million, Php10,856 million and Php3,897 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On November 9, 2011, Beacon entered into a Php5,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The full amount was drawn on February 1, 2012 and was used to finance the acquisition of the additional 30 million Meralco common stock from FPUC. The outstanding balance of the facility amounted to Php5,000 million as at December 31, 2012. The loan was prepaid in full on August 1, 2013.

On February 6, 2013, Beacon entered into a Php17,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to refinance the Php18,000 million ten-year Corporate Notes Facility under a Facility Agreement dated March 22, 2010. The loan facility is divided into two tranches with the first tranche amounting to Php2,285 million (the “Tranche A”) and the second tranche amounting to Php14,715 million (the “Tranche B”).

Both tranches have a term of ten years with semi-annual interest and principal payments starting May 27, 2013 with final repayment on March 27, 2023. The Tranche A bears a fixed interest rate based on the ten-year PDST-F plus a spread, subject to a floor rate. The Tranche B bears a fixed interest rate for the first five years from the Drawdown Date based on the five-year PDST-F plus a spread, subject to a floor rate. For the next five years, the fixed interest rate for Tranche B will be repriced based on the five-year PDST-F on the Business Day immediately preceding the Repricing Date plus a spread, provided that such interest rate shall not be lower than the applicable interest rate for the first five years. The outstanding balance of the facility amounted to Php16,872 million as at December 31, 2013.

On May 27, 2013, Beacon entered into a Forward Starting Interest Rate Swap, or Forward Starting IRS, to hedge the interest repricing risk on the outstanding balance of the Tranche B (Php14,715 million) by the end of the fifth year. The Forward Starting IRS will have a receive leg based on a rate which will be determined on March 26, 2018 and pay leg of 6.98% fixed rate that virtually matches the debt’s critical terms (i.e., benchmark rate and fixing date). The hedge is expected to be highly effective and such as Beacon designates the Forward Starting IRS as a cash flow hedge. The changes in fair value of the Forward Starting IRS will be deferred in equity under Beacon’s other comprehensive income (loss) reserve account.

On July 29, 2013, Beacon entered into a Php9,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to refinance the Php5,000 million ten-year corporate notes facility under a Facility Agreement dated November 9, 2011 and to partially finance the acquisition of the additional 18.3 million Meralco common shares. This facility was fully drawn on August 1, 2013 with semi-annual interest and principal payments starting July 31, 2013 with final repayment on July 31, 2023. The loan facility is divided into two tranches with the first tranche amounting to Php2,950 million (the “Tranche A”) and the second tranche amounting to Php6,050 million (the “Tranche B”). The outstanding balance of the facility amounted to Php8,933 million as at December 31, 2013.

On August 13, 2013, Beacon availed of two short-term notes from local banks, each with a principal sum of Php200 million. Both notes bear interest at a fixed rate equivalent to the higher of 4.5% per annum and the Bangko Sentral ng Pilipinas Overnight Reverse Repurchase Agreement Rate prevailing on the interest setting date plus 1%. Both notes were paid in full on November 13, 2013.

The above facilities were secured by a pledge over the Meralco shares and were not guaranteed by PLDT. Also, the above facilities were not included in our consolidated long-term debt.

Investment of SeMI in MPS

In June 2010, SeMI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a JVA under which the parties agreed to form MPS. The joint venture will develop, provide and market certain mobile payment services among other activities as stipulated in the agreement. MPS was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SeMI and MasterCard Asia, respectively. On November 9, 2010, SeMI contributed US$2.4 million representing 40% ownership in MPS.

On November 21, 2011, the Board of Directors of MPS approved the allotment and issuance of additional 5 million shares for US$5 million and 3 million shares for US$3 million to MasterCard Asia and SeMI, respectively. On April 25, 2012, SeMI remitted the amount of US$2 million representing the 60% payment for the additional shares allotted to SeMI. On August 23, 2012, the balance of US$1 million representing the 40% of the remaining additional shares was paid.

On March 26, 2012, SeMI entered into a licensing agreement with MasterCard Asia to accept and process MasterCard Asia’s debit and credit card transactions of accredited merchants. SeMI became the first non-bank institution in the country to be granted an acquiring license by MasterCard Asia.

On November 21, 2013, SeMI and MasterCard Asia executed a Stock Purchase Agreement wherein SeMI sold all of its shares in MPS totaling to approximately 6 million shares to MasterCard Asia for a purchase price of US$1.00. On the same date, both companies executed a Settlement Agreement wherein MPS agreed to settle its outstanding payables to SeMI as at August 31, 2013, after deducting SeMI’s 40% share in the net liabilities of MPS. The net settlement amount as at the cut-off date amounted to US$2.18 million. However, SeMI shall continue to be a supplier of MPS by virtue of their independent Contractor Services Agreement.

The carrying values of SeMI’s investment in MPS amounted to nil as at December 31, 2013 and January 1, 2012, and Php54 million as at December 31, 2012.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% equity interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, PLDT Global and HGC agreed to share equally the profit or loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholdings in PLDT Italy to HGC.

The amount of funding contributed by each partner to the joint venture is Euro 3.9 million, or a total of Euro 7.8 million each as at December 31, 2013 and 2012, and January 1, 2012. PLDT Global has made a full impairment provision on its investment to PLDT Italy as at December 31, 2013 and 2012, and January 1, 2012.

Summarized Financial Information of Joint Ventures

The table below presents the summarized financial information of Beacon as at December 31, 2013 and 2012, and January 1, 2012 and for the years ended December 31, 2013, 2012 and 2011:

	As at December 31,		As at January 1,
	2013	2012	2012
		(in million pesos)
Statements of Financial Position:
Noncurrent assets	124,717	113,934	103,960
Current assets	686	2,149	1,528
Equity	87,664	80,914	72,393
Noncurrent liabilities	35,556	32,896	21,732
Current liabilities	2,183	2,273	11,363
Additional Information:
Cash and cash equivalents	683	2,146	1,472
Current financial liabilities*	936	374	7,819
Noncurrent financial liabilities*	35,195	32,896	21,225

* Excluding trade, other payables and provisions.

	For the Years Ended December 31,
	2013	2012	2011
		(in million pesos)
Income Statements:
Revenues — equity share in net earnings	8,017	7,359	4,832
Expenses	170	141	10
Interest income	28	94	37
Interest expense	2,369	2,570	1,932
Net income	5,450	4,396	2,850
Other comprehensive income	1,817	–	–
Total comprehensive income	7,267	4,396	2,850

The following table presents the reconciliation between the share in Beacon’s equity and the carrying value of investment in Beacon as at December 31, 2013 and 2012, and January 1, 2012:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Beacon’s equity	87,664	80,887	72,393
Less: Cumulative dividends to preferred shares	(1,620)	–	–
Preferred shares	(23,146)	(23,146)	(23,146)
Net assets attributable to common shares	62,898	57,741	49,247
PCEV’s ownership interest	50%	50%	50%

Share in net assets of Beacon	31,449	28,871	24,624
Carrying value of investment in preferred shares	6,250	–	–
Purchase price allocation adjustments	(39)	(23)	16
Deferred gain on transfer of Meralco shares	(8,047)	(8,047)	(8,047)
Others	12	–	–

Carrying amount of interest in Beacon common shares	29,625	20,801	16,593

The following table presents our aggregate share in the summarized financial information of our investments in individually immaterial joint ventures as at December 31, 2013 and 2012, and January 1, 2012 and for the years ended December 31, 2013, 2012 and 2011:

	As at December 31,		As at January 1,
	2013	2012	2012
		(in million pesos)
Statements of Financial Position:
Noncurrent assets	–	4	5
Current assets	4	83	58
Equity	4	50	13
Current liabilities	–	37	50

	For the Years Ended December 31,
	2013	2012	2011
		(in million pesos)
Income Statements:
Revenues	–	72	34
Expenses	1	72	76
Other expenses – net	–	104	84
Net loss	1	104	126
Other comprehensive income	–	–	–
Total comprehensive loss	1	104	126

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2013 and 2012, and January 1, 2012.

11.	Investment in Debt Securities and Other Long-term Investments

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Beta’s preferred shares (Note 10)	1,862	–	–
PSALM Bond	321	–	–
Security Bank Corporation, or Security Bank, Time Deposits	310	205	–
GT Capital Bond	150	–	–
Rizal Commercial Banking Corporation, or RCBC, Note	–	150	150
National Power Corporation, or NAPOCOR, Zero Coupon Bond	–	–	358
	2,643	355	508
Less current portion (Note 27)	–	150	358

Noncurrent portion (Note 27)	2,643	205	150

Investment in Beta’s Preferred Shares

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment of PGIC in Beta for the detailed discussion of our investment.

PSALM Bond

In April 2013, Smart purchased, at a premium, a PSALM Bond with face value of Php200 million maturing on April 22, 2017 with yield-to-maturity at 4.25% gross. The bond has a gross coupon of 7.25% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the effective interest rate method. Interest income recognized on the PSALM Bond amounted to Php9 million for the year ended December 31, 2013.

In August 2013, Smart purchased, at a premium, a PSALM Bond with face value of Php100 million maturing on April 22, 2015 with yield-to-maturity at 3.25% gross. The bond has a gross coupon of 6.875% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the effective interest rate method. Interest income recognized on the PSALM Bond amounted to Php2 million for the year ended December 31, 2013.

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Foreign exchange gain of Php7 million and foreign exchange loss of Php1 million was recognized as at December 31, 2013 and 2012, respectively. Interest income (net of withholding tax) recognized on the time deposits amounted to US$282 thousand, or Php12 million, and US$42 thousand, or Php2 million, for the years ended December 31, 2013 and 2012, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank maturing on May 31, 2018 at a gross coupon rate of 3.5%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income (net of withholding tax) recognized on the time deposit amounted to US$38 thousand, or Php2 million, for the year ended December 31, 2013.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with a face value of Php150 million, maturing on February 27, 2020. The bond has a gross coupon of 4.8371% payable on a quarterly basis, and was recognized as held-to-maturity investment. Interest income, net of withholding tax, recognized on the GT Capital Bond amounted to Php5 million for the year ended December 31, 2013.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC early redeemed its Tier 2 Note with face value of Php150 million and interest payment of Php2 million on February 22, 2013 pursuant to the exercise of Redemption at the Option of the Issuer and as approved by the Bangko Sentral ng Pilipinas. Interest income recognized on the RCBC Note amounted to Php1.2 million for the year ended December 31, 2013 and Php8 million in each of the years ended December 31, 2012 and 2011.

NAPOCOR Zero Coupon Bond

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond, or NAPOCOR Bond, with a face value of Php380 million, that matured on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond was carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php23 million in each of the years ended December 31, 2012 and 2011.

12.	Investment Properties

Changes in investment properties account for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(in million pesos)
Balance at beginning of the year	712	1,115
Transfers from (to) property, plant and equipment – net (Note 9)	431	(289)
Net gains from fair value adjustments charged to profit or loss(1) (Note 3)	79	21
Disposals	–	(135)

Balance at end of the year (Note 3)	1,222	712

(1)	Presented as part of “Other income” in our consolidated income statement.

Investment properties, which consist of land and building, are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. None of our investment properties are being leased to third parties that earn rental income.

The valuation for land was based on market approach valuation technique using price per square meter ranging from Php5 to Php154 thousand. The valuation for building and land improvements were based on cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development. For strategic reasons, the properties are not being used in this manner.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php57 million, Php54 million and Php70 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The above investment properties were categorized under Level 3 fair value hierarchy. There were no transfers in and out of Level 3 fair value hierarchy.

Significant increases (decreases) in price per square meter for land and current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

13.	Business Combinations

2012 Acquisitions

ePLDT’s Acquisition of IPCDSI

On October 12, 2012, ePLDT, IPVI and IEI entered into a Sale and Purchase Agreement whereby IPVI and IEI sold its 100% ownership in IPCDSI to ePLDT for a purchase price of Php728 million and Php72 million shareholder advances subject to closing adjustments as at the date of acquisition and additional consideration if the EBITDA valuation exceeds Php140 million. The final purchase price, after adjustments on retention payable and escrow amount, amounted to Php621 million.

IPCDSI owns and operates two internet data centers in the country and provides enterprises with managed data services and cloud-based business solutions across a wide range of industries including IT solutions providers, gaming companies, e-learning and healthcare. IPCDSI is the country’s first and only Salesforce.com Cloud Alliance Partner providing Salesforce CRM licenses and consulting services to businesses. In addition, IPCDSI is also the country’s premier Google Enterprise Partner, allowing local organizations to adopt a cloud computing mindset and to ThinkOutCloudTM. Our investment in IPCDSI allows us to complete our multi-tiered data center product suite and expand our cloud solutions business. See Note 2 – Summary of Significant Accounting Policies – ePLDT’s Acquisition of IPCDSI.

The fair value of the identifiable assets and liabilities of IPCDSI at the date of acquisition are as follows:

Fair Values
Recognized on Acquisition
(in million pesos)
Assets:
Property, plant and equipment (Note 9)	267
Intangible assets (Note 14)	2
Other noncurrent assets	7
Cash and cash equivalents	14
Trade and other receivables	159
Prepayments and other current assets	30

479

Liabilities:
Long-term debt	26
Obligations under finance lease	18
Other noncurrent liabilities	43
Accounts payable	212
Accrued expenses and other current liabilities	20

319

Total identifiable net assets acquired	160
Goodwill from the acquisition (Note 14)	461

Purchase consideration transferred	621

Cash flows from investing activity:
Net cash acquired with subsidiary	14
Cash paid	(621)

Purchase of subsidiary – net of cash acquired	(607)

The valuation of IPCDSI’s net assets, which was initially based on a provisional assessment of fair value, was completed in 2013 and the final value of goodwill decreased by Php113 million to Php461 million as a result of adjustments in the final purchase price to Php621 million from the initial purchase price of Php734 million. The 2012 comparative information were no longer restated to reflect the adjustments and instead were accounted for as current year adjustments since resulting adjustment is not material.

The fair value and gross amount of trade and other receivables amounted to Php159 million and Php196 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php37 million.

The goodwill of Php461 million pertains to the fair value of IPCDSI’s data center business, which includes operations of data centers, managed data services and cloud-based business solutions across a wide range of industries. The intangible assets of Php2 million pertain to the fair value of IPCDSI’s customer list and licenses.

Our consolidated revenues and net income would have increased by Php228 million and Php24 million, respectively, for the year ended December 31, 2012 had the acquisition of IPCDSI actually taken place on January 1, 2012. Total revenues and net income of IPCDSI included in our consolidated income statement from October 12 to December 31, 2012 amounted to Php206 million and Php32 million, respectively.

14.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the years ended December 31, 2013 and 2012 are as follows:

	Intangible						Total
	Assets with						Intangible Assets
	Indefinite Life	Intangible Assets with Definite Life					with	Total		Total Goodwill and
		Customer					Definite
	Trademark	List	Franchise	Licenses	Spectrum	Others	Life	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
December 31, 2013
Costs:
Balance at beginning of the year	4,505	4,726	3,016	135	1,205	1,177	10,259	14,764	62,939	77,703
Additions	–	–	–	801	–	–	801	801	–	801
Business combinations (Note 13)	–	–	–	–	–	–	–	–	(113)	(113)
Translation and other adjustments	–	–	–	–	–	22	22	22	–	22
Balance at end of the year	4,505	4,726	3,016	936	1,205	1,199	11,082	15,587	62,826	78,413

Accumulated amortization and impairment:
Balance at beginning of the year	–	722	217	62	669	1,084	2,754	2,754	699	3,453
Amortization during the year (Note 3)	–	515	186	225	81	13	1,020	1,020	–	1,020
Translation and other adjustments	–	–	–	–	–	22	22	22	–	22

Balance at end of the year	–	1,237	403	287	750	1,119	3,796	3,796	699	4,495

Net balance at end of the year (Note 3)	4,505	3,489	2,613	649	455	80	7,286	11,791	62,127	73,918

Estimated useful lives (in years)	–	1 – 9	16	1 – 18	15	1 – 10	–	–	–	–
Remaining useful lives (in years)	–	7	14	1 – 9	6	1 – 6	–	–	–	–

December 31, 2012
Costs:
Balance at beginning of the year	4,505	6,231	3,016	120	1,205	1,211	11,783	16,288	74,322	90,610
Business combinations (Note 13)	–	1	–	1	–	–	2	2	574	576
Noncontrolling interest adjustments (Note 13)	–	–	–	–	–	–	–	–	(919)	(919)
Discontinued operations (Note 2)	–	(1,691)	–	–	–	(20)	(1,711)	(1,711)	(10,097)	(11,808)
Translation and other adjustments	–	185	–	14	–	(14)	185	185	(941)	(756)
Balance at end of the year	4,505	4,726	3,016	135	1,205	1,177	10,259	14,764	62,939	77,703

Accumulated amortization and impairment:
Balance at beginning of the year	–	1,360	–	41	589	1,095	3,085	3,085	4,222	7,307
Amortization during the year (Note 3)	–	778	217	7	80	19	1,101	1,101	–	1,101
Discontinued operations (Note 2)	–	(1,338)	–	–	–	(19)	(1,357)	(1,357)	(3,418)	(4,775)
Translation and other adjustments	–	(78)	–	14	–	(11)	(75)	(75)	(105)	(180)
Balance at end of the year	–	722	217	62	669	1,084	2,754	2,754	699	3,453

Net balance at end of the year (Note 3)	4,505	4,004	2,799	73	536	93	7,505	12,010	62,240	74,250

Estimated useful lives (in years)	–	1 – 9	16	1 – 18	15	1 – 10	–	–	–	–
Remaining useful lives (in years)	–	1 – 8	15	2 – 10	7	3 – 7	–	–	–	–

The goodwill and intangible assets of our reportable segments as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31, 2013
	Wireless	Fixed Line	Total
		(in million pesos)
Trademark	4,505	–	4,505
Customer list	3,489	–	3,489
Franchise	2,613	–	2,613
Licenses	649	–	649
Spectrum	455	–	455
Others	80	–	80
Total intangible assets	11,791	–	11,791
Goodwill	57,322	4,805	62,127

Total intangible assets and goodwill (Note 3)	69,113	4,805	73,918

			December 31, 2012
		Wireless	Fixed Line	Total
			(in million pesos)
Trademark		4,505	–	4,505
Customer list		4,003	1	4,004
Franchise		2,799	–	2,799
Spectrum		536	–	536
Licenses		73	–	73
Others		93	–	93
Total intangible assets		12,009	1	12,010
Goodwill		57,322	4,918	62,240

Total intangible assets and goodwill (Note 3)		69,331	4,919	74,250

	January 1, 2012

	Wireless	Fixed Line	Discontinued Operations	Total

		(in million pesos)
Customer list	4,605	–	266	4,871
Trademark	4,505	–	–	4,505
Franchise	3,016	–	–	3,016
Spectrum	616	–	–	616
Licenses	79	–	–	79
Others	108	–	8	116

Total intangible assets	12,929	–	274	13,203
Goodwill	57,140	5,263	7,697	70,100

Total intangible assets and goodwill (Note 3)	70,069	5,263	7,971	83,303

Intangible Assets

In April 2013, Smart entered into a three-year licensing agreement with MCA Music, Inc., an affiliate of the Universal Music Group, the world’s largest music company with wholly-owned record operations in 77 countries. Smart recognized intangible assets of Php600 million for the license contents and marketing partnership in the Philippines, while amortization amounted to Php150 million for the year ended December 31, 2013.

In July 2013, Smart entered into an 18-month licensing agreement with Ivory Music and Video, Inc., a domestic corporation and one of the major labels in the Philippine music industry. Smart recognized intangible assets of Php201 million for the license contents and marketing partnership, while amortization amounted to Php67 million for the year ended December 31, 2013.

The consolidated future amortization of intangible assets with definite life as at December 31, 2013 is as follows:

Year	(in million pesos)
2014	1,133
2015	998
2016	848
2017	798
2018 and onwards	3,509

(Note 3)	7,286

Impairment Testing of Goodwill and Intangible Assets with Indefinite Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at December 31, 2013, the PLDT Group’s goodwill comprised of goodwill resulting from ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, CURE in 2008, and Smart’s acquisition of SBI in 2004. The test for recoverability of the PLDT’s and Smart’s goodwill was applied to the fixed line and wireless asset group, respectively, which represent the lowest level within our business at which we monitor goodwill.

Although revenue streams may be segregated among the companies within the Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform. In the case of CURE, it provided cellular services to its subscribers using Smart’s 2G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone, as well as the Worldwide Interoperability for Microwave Access technology of PDSI. The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities. On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which is composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries shared the same facilities to leverage on a Group perspective.

Given the significant common use of network facilities among fixed line and wireless companies within the Group, Management views that the wireless and fixed line operating segments are the lowest CGU to which goodwill is to be allocated and which are expected to benefit from the synergies.

The recoverable amount of the wireless and fixed line segments had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a three-year period from 2014 to 2016.  The pre-tax discount rate applied to cash flow projections is 11% and 10% for the wireless and fixed line segments, respectively.  Cash flows beyond the three-year period are determined using a 2.5% growth rate for the wireless and fixed line segments, which is the same as the long-term average growth rate for the telecommunications industry.

Based on the assessment of the value-in-use of the wireless and fixed line segments, the recoverable amount of goodwill exceeded the carrying amount of the CGUs, which as a result, no impairment was recognized as at December 31, 2013 and 2012, and January 1, 2012 in relation to goodwill resulting from the acquisition of IPCDSI, Digitel, ePDS, PDSI, Chikka, CURE and SBI.

15.	Cash and Cash Equivalents

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Cash on hand and in banks (Note 27)	5,938	5,611	4,637
Temporary cash investments (Note 27)	25,967	31,550	41,420

	31,905	37,161	46,057

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php740 million, Php1,295 million and Php1,317 million for the years ended December 31, 2013, 2012 and 2011, respectively.

16.	Trade and Other Receivables

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of receivables from:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Retail subscribers (Note 27)	12,563	10,568	11,302
Corporate subscribers (Notes 24 and 27)	7,904	8,100	9,200
Foreign administrations (Note 27)	5,840	4,960	4,961
Domestic carriers (Notes 24 and 27)	1,461	1,707	1,323
Dealers, agents and others (Notes 24 and 27)	4,320	4,334	4,231

	32,088	29,669	31,017
Less allowance for doubtful accounts (Notes 3, 5 and 27)	14,524	13,290	14,772

	17,564	16,379	16,245

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the Group.

Trade receivables are non interest-bearing and are generally on terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 24 – Related Party Transactions.

See Note 24 – Related Party Transactions for the summary of transactions with related parties and Note 27 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

Changes in the allowance for doubtful accounts for the years ended December 31, 2013 and 2012 are as follows:

			Corporate	Foreign		Dealers,
	Total	Retail Subscribers	Subscribers	Administrations	Domestic Carriers	Agents and Others
	(in million pesos)
December 31, 2013
Balance at beginning of the year	13,290	6,489	6,137	99	106	459
Provisions (Notes 2, 3, 4 and 5)	3,171	1,983	1,072	10	19	87
Write-offs	(2,085)	(1,394)	(666)	–	(24)	(1)
Translation and other adjustments	148	71	(694)	10	(21)	782
Balance at end of the year	14,524	7,149	5,849	119	80	1,327

Individual impairment	8,808	2,225	5,183	119	80	1,201
Collective impairment	5,716	4,924	666	–	–	126

	14,524	7,149	5,849	119	80	1,327

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,808	2,225	5,183	119	80	1,201

December 31, 2012
Balance at beginning of the year	14,772	7,264	6,492	199	111	706
Provisions (Notes 2, 3, 4 and 5)	2,178	1,404	675	6	7	86
Business combinations and others (Note 13)	36	–	36	–	–	–
Discontinued operations (Note 2)	(118)	(2)	(87)	–	–	(29)
Write-offs	(3,564)	(2,700)	(531)	(95)	–	(238)
Translation and other adjustments	(14)	523	(448)	(11)	(12)	(66)

Balance at end of the year	13,290	6,489	6,137	99	106	459

Individual impairment	8,705	2,653	5,514	99	106	333
Collective impairment	4,585	3,836	623	–	–	126

	13,290	6,489	6,137	99	106	459

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,705	2,653	5,514	99	106	333

17.	Inventories and Supplies

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Terminal and cellular phone units:
At net realizable value	2,550	1,605	1,349
At cost	3,004	1,942	1,728
Spare parts and supplies:
At net realizable value	99	1,372	1,606
At cost	558	1,985	2,256
Others:
At net realizable value	515	490	872
At cost	560	494	875

Total inventories and supplies at the lower of cost or net realizable value (Notes 3, 4 and 5)	3,164	3,467	3,827

The cost of inventories and supplies recognized as expense for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
		(in million pesos)
Cost of sales	11,674	8,035	2,037
Repairs and maintenance	474	443	517
Write-down of inventories and supplies (Notes 3, 4 and 5)	229	215	143

	12,377	8,693	2,697

18.	Prepayments

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
		(As adjusted – Note 2)
		(in million pesos)
Prepaid taxes (Note 5)	6,456	6,340	8,219
Prepaid selling and promotions	1,370	902	907
Prepaid fees and licenses	435	318	13
Prepaid rent – net (Note 3)	292	246	137
Prepaid benefit costs (Notes 3 and 25)	199	1,471	8,482
Prepaid insurance (Note 24)	103	144	156
Other prepayments	230	223	128

	9,085	9,644	18,042
Less current portion of prepayments	6,054	5,144	6,345

Noncurrent portion of prepayments	3,031	4,500	11,697

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 25 – Employee Benefits.

Agreement of PLDT and Smart with Associated Broadcasting Company Development Corporation, or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund, or PLDT-BTF, for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. Total prepayment under the advertising placement agreements amounted to Php868 million as at December 31, 2013 and Php893 million each as at December 31, 2012 and January 1, 2012. See Note 24 – Related Party Transactions.

19.	Equity

PLDT’s number of shares of issued and outstanding capital stock as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(in millions)
Authorized
Non-Voting Serial Preferred Stock	388	808	808
Voting Preferred Stock	150	150	–
Common Stock	234	234	234
Issued
Non-Voting Serial Preferred Stock	36	36	442
Voting Preferred Stock	150	150	–
Common Stock	219	219	217
Outstanding
Non-Voting Serial Preferred Stock	36	36	442
Voting Preferred Stock	150	150	–
Common Stock	216	216	214
Treasury Stock
Common Stock	3	3	3

Changes in PLDT’s issued capital account for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Non-Voting
	Preferred Stock –		Voting Preferred
	Php10 par value		Stock – Php1 par
	per share		value per share
	Series			Total		Common Stock –
	A to II	IV	Voting	Preferred Stock		Php5 par value per share
	Number of Shares				Amount	Number of Shares	Amount
			(in millions)
Balances as at January 1, 2013	–	36	150	186	Php510	219	Php1,093
Issuance	–	–	–	–	–	–	–
Conversion	–	–	–	–	–	–	–
Redemption	–	–	–	–	–	–	–

Balances as at December 31, 2013	–	36	150	186	Php510	219	Php1,093

Balances as at January 1, 2012	406	36	–	442	Php4,419	217	Php1,085
Issuance	–	–	150	150	150	2	8
Conversion	(3)	–	–	(3)	(30)	–	–
Redemption	(403)			(403)	(4,029)	–	–

Balances as at December 31, 2012	–	36	150	186	Php510	219	Php1,093

Balances as at January 1, 2011	406	36	–	442	Php4,419	189	Php947
Issuance	–	–	–	–	2	28	138
Conversion	–	–	–	–	(2)	–	–

Balances as at December 31, 2011	406	36	–	442	Php4,419	217	Php1,085

Preferred Stock

Non-Voting Serial Preferred Stocks

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012, pursuant to the PLDT Subscriber Investment Plan, or SIP.

The Series HH and II 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2013 was Php5.00 each per share. The number of             shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of             shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series HH and II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock:
(a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2013. See Note 1 – Corporate Information and Note 26 – Provisions and Contingencies – Matters Relating to the Gamboa Case and the recent Jose M. Roy III Petition.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the SIP Preferred Shares, and all such shares were redeemed and retired effective on January 19, 2012, or the Redemption Date. The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the Holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.9 billion (the amount required to fund the redemption price for the SIP Preferred Shares) in addition to Php2.3 billion for unclaimed dividends on SIP Preferred Shares, or a total amount of Php8.2 billion, to fund the redemption of the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of Holders of SIP Preferred Shares, for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock and all such shares were redeemed and retired effective on August 30, 2012. The record date for purposes of determining the holders of the outstanding Series GG Shares subject to redemption, or Holders of Series GG Shares, was fixed on May 22, 2012. In accordance with the terms and conditions of the Series GG Shares, the Holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php247 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php63 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of PLDT Series A to FF 10% Cumulative Convertible Preferred Stock.

As at January 19, 2012 and August 30, 2012, notwithstanding that any stock certificate representing the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock, respectively, were not surrendered for cancellation, the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such             shares ceased and terminated, except only the right to receive the Redemption Price of such             shares, but without interest thereon.

A total amount of Php353 million was withdrawn from the Trust Account, representing total payments on redemption as at December 31, 2013. The balance of the Trust Account of Php7,952 million was presented as part of the current portion of advances and other noncurrent assets and the related redemption liability of the same amount was presented as part of accrued expenses and other current liabilities in our consolidated statement of financial position as at December 31, 2013. See Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007 effective on May 16, 2013. The record date for purpose of determining the holders of the outstanding Series HH shares issued in 2007 subject to redemption, or Holders of Series HH Shares issued in 2007, was fixed on February 14, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the Holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such             shares, plus accrued and unpaid dividends thereon up to May 16, 2012, or the Redemption Price of Series HH Shares issued in 2007.

On January 28, 2014, the Board of Directors authorized/approved the redemption of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, which will be effective on May 16, 2014. The record date for the purpose of determining the holders of the outstanding Series HH Shares issued in 2008 subject to redemption was fixed on February 14, 2014.

PLDT expects to similarly redeem the outstanding shares of Series II 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our core EPS, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2013 and 2012, and January 1, 2012.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Decrease in Authorized Capital Stock

On April 23, 2013 and June 14, 2013, the Board of Directors and stockholders, respectively, approved the following actions: (1) decrease in PLDT’s authorized capital stock from Php9,395 million divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 807.5 million             shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each, to Php5,195 million, divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into: 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 387.5 million             shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each; and
(2) corresponding amendments to the Seventh Article of the Articles of Incorporation of PLDT. On October 3, 2013, the Philippine SEC approved the decrease in authorized capital stock and amendments to the Articles of Incorporation of PLDT.

Dividends Declared

Our dividends declared for the years ended December 31, 2013, 2012 and 2011 are detailed as follows:

December 31, 2013

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible	Preferred Stock
Series HH	April 23, 2013	May 9, 2013	May 31, 2013	1.00	–
Series HH (Final Dividends)	April 23, 2013	February 14, 2013	May 16, 2013	0.0027/day	–
Series II	April 23, 2013	May 9, 2013	May 31, 2013	1.00	–

					–
Cumulative Non-Convertible Redeemable Preferred
Stock
Series IV*	January 29, 2013	February 28, 2013	March 15, 2013	–	12
	May 7, 2013	May 27, 2013	June 15, 2013	–	13
	August 7, 2013	August 23, 2013	September 15, 2013	–	12
	November 5, 2013	November 20, 2013	December 15, 2013	–	12

					49
Voting Preferred Stock	March 5, 2013	March 20, 2013	April 15, 2013	–	3
	June 14, 2013	June 28, 2013	July 15, 2013	–	3
	August 27, 2013	September 11, 2013	October 15, 2013	–	2
	December 3, 2013	December 19, 2013	January 15, 2014	–	2

					10

Common Stock
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013	60.00	12,963
	August 7, 2013	August 30, 2013	September 27, 2013	63.00	13,611
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013	52.00	11,235
					37,809

Charged to retained earnings					37,868

*	Dividends were declared based on total amount paid up.

December 31, 2012

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series GG	January 31, 2012	February 29, 2012	March 30, 2012	1.00	–
Series GG (Final Dividends)	July 3, 2012	May 22, 2012	August 30, 2012	0.0027/day	–
Series HH	March 22, 2012	April 21, 2012	May 31, 2012	1.00	–
Series II	March 22, 2012	April 21, 2012	May 31, 2012	1.00	–

					–

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 31, 2012	February 20, 2012	March 15, 2012	–	12
	May 8, 2012	May 28, 2012	June 15, 2012	–	13
	August 7, 2012	August 22, 2012	September 15, 2012	–	12
	November 6, 2012	November 20, 2012	December 15, 2012	–	12

					49
Voting Preferred Stock	December 4, 2012	December 19, 2012	January 15, 2013	0.0001806/day	2

Common Stock
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012	63.00	13,611
	August 7, 2012	August 31, 2012	September 28, 2012	60.00	12,964
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012	48.00	10,371

					36,946

Charged to retained earnings					36,997

*	Dividends were declared based on total amount paid up.

December 31, 2011

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series CC	January 25, 2011	February 24, 2011	March 31, 2011	1.00	17
Series DD	January 25, 2011	February 10, 2011	February 28, 2011	1.00	3
Series FF	January 25, 2011	February 10, 2011	February 28, 2011	1.00	–
Series GG	January 25, 2011	February 24, 2011	March 31, 2011	1.00	–
Series EE	March 29, 2011	April 28, 2011	May 31, 2011	1.00	–
Series HH	March 29, 2011	April 28, 2011	May 31, 2011	1.00	–
Series A, I, R, W, AA and BB	July 5, 2011	August 3, 2011	August 31, 2011	1.00	128
Series B, F, Q, V and Z	August 2, 2011	September 1, 2011	September 30, 2011	1.00	91
Series E, K, O and U	September 20, 2011	October 7, 2011	October 31, 2011	1.00	44
Series C, D, J, T and X	September 20, 2011	October 20, 2011	November 29, 2011	1.00	57
Series G, N, P and S	November 3, 2011	December 1, 2011	December 29, 2011	1.00	26
Series H, L, M and Y	December 6, 2011	January 3, 2012	January 19, 2012	1.00	42

					408
Final Dividends
Series A to FF	December 6, 2011	October 10, 2011	January 19, 2012	0.0027/day	142

					550
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 25, 2011	February 18, 2011	March 15, 2011	–	12
	May 10, 2011	May 27, 2011	June 15, 2011	–	12
	August 2, 2011	August 18, 2011	September 15, 2011	–	13
	November 3, 2011	November 18, 2011	December 15, 2011	–	12

					49
Common Stock
Regular Dividend	March 1, 2011	March 16, 2011	April 19, 2011	78.00	14,567
	August 2, 2011	August 31, 2011	September 27, 2011	78.00	14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011	66.00	12,326

					41,460

Charged to retained earnings					42,059

*	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2013 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2014	February 27, 2014	March 15, 2014	–	12
Voting Preferred Stock*	March 4, 2014	March 20, 2014	April 15, 2014	–	3
Common Stock
Regular Dividend	March 4, 2014	March 18, 2014	April 16, 2014	62.00	13,395
Special Dividend	March 4, 2014	March 18, 2014	April 16, 2014	54.00	11,667

					25,062

Charged to retained earnings					25,077

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our retained earnings available for dividend declaration for as at December 31, 2013:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2012 (As Adjusted – Note 2)	25,416
Effect of PAS 27 Adjustments	2,913

Parent Company’s unappropriated retained earnings at beginning of the year	28,329
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(1,096)
Fair value adjustments (mark-to-market gains)	(1,132)
Fair value adjustments of investment property resulting to gain	(535)

Unappropriated retained earnings as adjusted at beginning of the year	25,566

Parent Company’s net income attributable to equity holder of PLDT for the year	38,783
Less: Unrealized income – net of tax during the year
Fair value adjustments of investment property resulting to gain	(284)
Fair value adjustments (mark-to-market gains)	(370)

38,129

Realized income during the year
Realized foreign exchange gains	432
Cash dividends declared during the year
Common stocks	(37,809)
Preferred stocks	(59)
(37,868)

Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2013	26,259

As at December 31, 2013, the consolidated unappropriated retained earnings amounted to Php22,968 million while the Parent Company’s unappropriated retained earnings amounted to Php29,243 million. The difference of Php6,275 million pertains to the accumulated losses of consolidated subsidiaries, associates and joint ventures accounted for under the equity method.

20.	Interest-bearing Financial Liabilities

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of the following:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23 and 27)	88,924	102,811	91,273
Obligations under finance leases (Notes 3, 4, 5, 23 and 27)	6	10	7

	88,930	102,821	91,280

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 23 and 27)	15,166	12,981	22,893
Obligations under finance leases maturing within one year (Notes 3, 4, 5, 23 and 27)	5	8	7
Notes payable (Notes 4, 5, 23 and 27)	–	–	3,109

	15,171	12,989	26,009

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Long-term debt (Note 27)	382	1,323	2,136
Obligation under finance lease	1	3	2

Unamortized debt discount at end of the year	383	1,326	2,138

The following table describes all changes to unamortized debt discount for the years ended December 31, 2013 and 2012.

	2013	2012
	(in million pesos)
Unamortized debt discount at beginning of the year	1,326	2,138
Revaluations during the year	385	121
Additions during the year	213	121
Accretion during the year included as part of Financing costs – net (Note 5)	(1,541)	(1,053)
Discontinued operations (Note 2)	–	(1)

Unamortized debt discount at end of the year	383	1,326

Long-term Debt

As at December 31, 2013 and 2012, and January 1, 2012, long-term debt consists of:

		December 31,					January 1,
Description	Interest Rates	2013		2012			2012
				(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.55% to 1.80% in 2013 and 2012	US$117	Php5,174	US$	204	Php8,363	US$	248	Php10,879
Exportkreditnamnden, or EKN	1.41% to 3.79% and LIBOR + 0.30% to 0.35% in 2013 and 1.90% to 3.79% and US$ LIBOR + 0.30% to 0.35% in 2012	US$101	4,506	104		4,253	102		4,483
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2013 and 2012	56	2,476	67		2,771	79		3,475
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 1.35% in 2013 and 2012	25	1,098	44		1,813	63		2,775
Others	US$ LIBOR + 0.35% to 0.40% in 2013 and 2012	–	17	2		101	6		256

		299	13,271		421	17,301		498	21,868

Fixed Rate Notes	8.35% in 2013 and 8.35% to 11.375% in 2012	233	10,334	232		9,544	377		16,567
Term Loans:
GSM Network Expansion Facilities	US$ LIBOR + 0.42% to 1.85% in 2013 and 2012	118	5,251	172		7,041	50		2,201
Debt Exchange Facility	2.25% in 2013 and 2012	–	–		254	10,450		238	10,472
Others	US$ LIBOR + 0.42% to 1.90% in 2013 and 2012	682	30,276	194		7,962	51		2,222
		US$1,332	59,132	US$	1,273	52,298	US$	1,214	53,330

Philippine Peso Debts:
Corporate Notes	5.3300% to 7.7946% in 2013 and 5.3300% to 9.1038% in 2012		22,499			40,006			38,510
Term Loans:
Unsecured Term Loans	3.9250% to 7.4292%, PDST-F + 0.3000% to 0.8000%; BSP overnight rate + 0.3000% to 0.5000% and BSP overnight rate - 0.3500% in 2013 and 4.9110% to 8.6271%, PDST-F + 0.3000% and BSP overnight rate + 0.3000% to 0.5000% in 2012		22,459			23,488			22,277
Secured Term Loans	5.2604% to 5.659%, PDST-F + 1.375% in 2012		–			–			49

			44,958			63,494			60,836

Total long-term debt			104,090			115,792			114,166
Less portion maturing within one year (Note 27)			15,166			12,981			22,893

Noncurrent portion of long-term (Note 27)			Php88,924			Php102,811			Php91,273

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2013 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
		(in millions)
2014	292	12,969	2,318	15,287
2015	275	12,203	675	12,878
2016	260	11,559	674	12,233
2017	433	19,232	8,210	27,442
2018 and onwards	79	3,491	33,141	36,632

	1,339	59,454	45,018	104,472

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Sinosure

On December 1, 2005, DMPI signed a US$23.6 million Export Credit Agreement with Societe Generale and Credit Agricole Corporate and Investment Bank (formerly Calyon) as the lenders, to finance the supply of the equipment, software, and offshore services for the GSM 1800 in the National Capital Region, or NCR. The loan is covered by a guarantee from China Export and Credit Insurance Corporation, or Sinosure, the export-credit agency of China. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on December 1, 2013. The loan was fully drawn on various dates in 2005, 2006 and 2007. The amounts of US$3 million, or Php138 million, and US$7 million, or Php296 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on December 2, 2013.

On May 4, 2006, DMPI signed a US$12.7 million Export Credit Agreement with the Societe Generale and Calyon as the lenders, to finance the supply of the equipment and software for the expansion of its GSM services in the NCR. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on October 6, 2014. The loan was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The amounts of US$2 million, or Php77 million, US$4 million, or Php143 million, and US$5 million, or Php229 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On June 1, 2006, DMPI signed a US$12 million Buyer’s Credit Agreement with ING Bank N.V., or ING Bank, as the lender, to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on June 1, 2014. The loan was drawn in 2006 and 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The amounts of US$1 million, or Php31 million, US$2 million, or Php86 million, and US$4 million, or Php153 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On May 24, 2007, DMPI signed a US$21 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 24, 2015. The loan was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$5 million, or Php198 million, US$7 million, or Php305 million, and US$10 million, or Php457 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On May 24, 2007, DMPI signed a US$12.1 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 NCR Expansion Project. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 24, 2015. The loan was fully drawn on various dates in 2008. The amounts of US$3 million, or Php115 million, US$4 million, or Php178 million, and US$6 million, or Php266 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On November 10, 2008, DMPI signed a US$23.8 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Core Expansion Project. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$10 million, or Php452 million, US$14 million, or Php558 million, and US$17 million, or Php746 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On November 10, 2008, DMPI signed a US$5.5 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the supply of 3G network in the NCR. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$2 million, or Php105 million, US$3 million, or Php129 million, and US$4 million, or Php172 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On November 10, 2008, DMPI signed a US$4.9 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$2 million, or Php94 million, US$3 million, or Php116 million, and US$4 million, or Php155 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On August 14, 2009, DMPI signed a US$24.7 million loan agreement with Credit Suisse as the lead arranger, to finance the supply of telephone equipment for the Phase 7 NCR Base Station Expansion. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on August 14, 2017. The loan was fully drawn on various dates in 2009 and 2010. The amounts of US$18 million, or Php725 million, and US$21 million, or Php930 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The facility was prepaid in full on February 14, 2013.

On August 14, 2009, DMPI signed a US$15.9 million loan agreement with The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as the lender, to finance the supply of telephone equipment for the Phase 7 South Luzon Base Station Expansion. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on August 14, 2017. The loan was drawn in 2009 and 2010 in the amounts of US$14.1 million and US$1.4 million, respectively. The undrawn amount of US$0.4 million was cancelled. The amounts of US$11 million, or Php453 million, and US$13 million, or Php581 million, remained outstanding as at December 31, 2012 and 2011, respectively. The facility was prepaid in full on February 14, 2013.

On December 16, 2009, DMPI signed a US$50 million Buyer’s Credit Agreement with China Citic Bank Corporation Ltd., or China CITIC Bank, as the original lender, to finance the equipment and related materials for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects. The loan is covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on December 17, 2017. The loan was drawn on various dates in 2010 in the total amount of US$48 million. The undrawn amount of US$2 million was cancelled. On December 9, 2011, China CITIC Bank and ING Bank signed a Transfer Certificate and Assignment of Guarantee whereby ING Bank took over the debt under the Buyers Credit Agreement. The assignment of debt was completed on December 16, 2011. The amounts of US$27 million, or Php1,203 million, US$34 million, or Php1,392 million, and US$41 million, or Php1,786 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On September 15, 2010, DMPI signed a US$117.3 million loan agreement with China Development Bank and HSBC as the lenders, to finance the purchase of equipment and related materials for the expansion of:
(1) Phase 8A and 8B Core and IN; (2) Phase 3 3G; and (3) Phase 8B NCR and SLZ BSS. The loan is covered by a guarantee from Sinosure. The loan is payable over seven and a half years in 15 equal semi-annual installments, with final installment on April 10, 2019. The loan was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amount of US$20 million was partially prepaid on April 10, 2013. The amounts of US$65 million, or Php2,899 million, US$101 million, or Php4,140 million, and US$116 million, or Php5,108 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

EKN

On April 4, 2006, DMPI signed a US$18.7 million loan agreement with Nordea Bank AB (publ), or Nordea Bank, as the lender, to finance the supply of GSM mobile telephone equipment and related services. The loan is covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amounts of US$3 million, or Php143 million, US$5 million, or Php220 million, and US$7 million, or Php329 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On December 20, 2006, DMPI signed a US$43.2 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao. The loan is covered by a guarantee from EKN. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 30, 2014. The loan was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The amounts of US$3 million, or Php142 million, US$10 million, or Php393 million, and US$16 million, or Php700 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On December 17, 2007, DMPI signed a US$59.2 million Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project. The loan is covered by a guarantee from EKN. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on March 30, 2017. The loan was drawn on various dates in 2008 and 2009 in the total amount of US$59 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$24 million, or Php1,049 million, US$31 million, or Php1,248 million, and US$38 million, or Php1,631 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On December 17, 2007, DMPI signed a US$51.2 million Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao. The loan is covered by a guarantee from EKN. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on June 30, 2017. The loan was drawn on various dates in 2008 and 2009 in the total amount of US$51.1 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$20 million, or Php911 million, US$26 million, or Php1,084 million, and US$32 million, or Php1,416 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On November 25, 2008, Smart signed a US$22 million term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent and subsequently assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation), or SEK, supported by EKN on December 10, 2008, to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project. The loan is payable over five years in ten equal semi-annual installments, with final installment on December 10, 2013. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$5 million, or Php195 million, and US$9 million, or Php414 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on December 10, 2013.

On June 10, 2011, Smart signed a US$49 million term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The loan is comprised of Tranche A1, Tranche A2 and Tranche B in the amounts of US$24 million, US$24 million and US$1 million, respectively. The loan is payable over five years in ten equal semi-annual installments, with final installment on December 29, 2016 for Tranche A1 and B and October 30, 2017 for Tranche A2. The loan was drawn on various dates in 2012 in the total amount of US$33 million (US$24 million for Tranche A1, US$8 million for Tranche A2 and US$1 million for Tranche B) and the remaining balance of US$16 million for Tranche A2 was drawn on February 21, 2013. The aggregate amounts of US$33 million, or Php1,474 million, and US$27 million, or Php1,113 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, respectively.

On February 22, 2013, Smart signed a US$46 million five-year term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. In July 3, 2013, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The loan is comprised of Tranches A1 and A2 in the amounts of US$25 million and US$19 million, respectively, and Tranches B1 and B2 in the amounts of US$0.9 million and US$0.7 million, respectively. The facility is payable semi-annually in ten equal installments commencing six months after the applicable mean delivery date. The loan was partially drawn on December 19, 2013 for Tranche A1 and B1 in the amounts of US$18 million and US$0.9 million, respectively. The aggregate amount of US$18 million, or Php787 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million loan agreement with Nordea Bank and ING Bank as the lenders, to finance the supply of GSM mobile telephone equipment and related services. The loan is comprised of Tranche 1 and Tranche 2 in the amounts of US$43 million and US$53.6 million, respectively. The loan is covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. Both tranches are payable over eight and a half years in 17 equal semi-annual installments, with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amounts of US$56 million, or Php2,476 million, US$67 million, or Php2,771 million, and US$79 million, or Php3,475 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million term loan facility agreement with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger, to finance the Phase 10 (Extension) GSM equipment and services contract. The loan is payable over five years in ten equal semi-annual installments, with final installment on July 15, 2014. The loan was fully drawn on July 15, 2009. The amounts of US$10 million, or Php442 million, US$20 million, or Php811 million, and US$29 million, or Php1,290 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On October 9, 2009, Smart signed a US$50 million term loan facility agreement with FEC guaranteed by Finnvera for 100% political and commercial risk cover to finance GSM equipment and services contracts. The loan was awarded to Citicorp as the arranger which was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual installments, with final installment on April 7, 2015. The loan was fully drawn on April 7, 2010. The amounts of US$15 million, or Php656 million, US$24 million, or Php1,002 million, and US$34 million, or Php1,485 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Others – Export Credit Agencies

Compagnie Francaise d’ Assurance pour le Commerce Exterieur, or COFACE

On August 18, 2005, DMPI signed a US$19 million Export Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the supply of telecommunications materials, software, and services for the GSM Cellular Mobile Short Term Core Expansion Project. The loan is covered by a guarantee from COFACE, the export-credit agency of France. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on February 8, 2013. The loan was drawn on various dates in 2005 and 2006 in the total amount of US$18.2 million. The undrawn amount of US$0.8 million was cancelled. The amounts of US$1 million, or Php53 million, and US$4 million, or Php171 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on February 8, 2013.

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network. The loan is covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on June 27, 2014. The loan was drawn in 2006 and 2007 in the total amount of US$5.4 million. The undrawn amount of US$0.6 million was cancelled. The amounts of US$0.4 million, or Php17 million, US$1 million, or Php48 million, and US$2 million, or Php85 million, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Fixed Rate Notes

On March 6, 1997, PLDT issued a US$300 million 20-year non-amortizing fixed rate note with a coupon rate of 8.350% under the Indenture dated April 19, 1996 between PLDT and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) as trustee (“2017 Notes”). Proceeds from the issuance of these notes were used to finance service improvements and expansion programs. The 2017 Notes will mature on March 6, 2017. On various dates in 2008 to 2010, PLDT repurchased the 2017 Notes from the secondary market in the aggregate amount of US$65.7 million. The amounts of US$233 million, or Php10,334 million, US$232 million, or Php9,544 million, and US$232 million, or Php10,189 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On May 15, 2002, PLDT issued a US$250 million ten-year non-amortizing fixed rate note with a coupon rate of 11.375% under the Indenture dated April 1, 1994 between PLDT and JP Morgan Chase Bank (formerly The Chase Manhattan Bank (National Association)) as trustee (“2012 Notes”). Proceeds from the issuance of these notes were used to refinance existing short-term and medium-term debts maturing up to 2005. On various dates in 2008 and 2009, PLDT repurchased the 2012 Notes from the secondary market in the aggregate amount of US$104.2 million. The amount of US$145 million, or Php6,378 million, remained outstanding as at January 1, 2012. The 2012 Notes was paid in full on maturity date on May 15, 2012. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

Term Loans

GSM Network Expansion Facilities

On October 16, 2006, Smart signed a US$50 million term loan facility agreement with Metropolitan Bank and Trust Company, or Metrobank, to finance the related Phase 9 GSM facility. The loan is payable over five years in 18 equal quarterly installments commencing on the third quarter from initial drawdown date, with final installment on October 10, 2012. The loan was fully drawn on October 10, 2007. The amount of US$11 million, or Php488 million, remained outstanding as at January 1, 2012. The loan was paid in full on October 10, 2012.

On October 10, 2007, Smart signed a US$50 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch, or Nord LB, as the lender with Standard Chartered Bank (Hong Kong) Ltd., or Standard Chartered, as the facility agent, to finance the related Phase 10 GSM equipment and service contracts. The loan is payable over five years in ten equal semi-annual payments, with final installment on March 11, 2013. The loan was fully drawn on March 10, 2008. The amounts of US$5 million, or Php205 million, and US$15 million, or Php657 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on March 11, 2013.

On November 27, 2008, Smart signed a US$50 million term loan facility agreement with FEC to finance the Phase 10 GSM equipment and service contracts. The loan was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered, Mizuho Corporate Bank Ltd. as the lead arrangers. The loan is payable over five years in ten equal semi-annual installments, with final installment on January 23, 2014. The loan was fully drawn on various dates in 2009. The amounts of US$5 million, or Php222 million, US$15 million, or Php614 million, and US$25 million, or Php1,090 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

On June 6, 2011, Smart signed a US$60 million term loan facility agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in eight equal semi-annual installments commencing on the 18th month from signing date, with final installment on June 6, 2016. The loan was fully drawn on various dates in 2012. The amounts of US$38 million, or Php1,665 million, and US$53 million, or Php2,157 million, remained outstanding as at December 31, 2013 and 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On August 19, 2011, Smart signed a US$50 million term loan facility agreement with FEC as the lender, to finance the supply contracts for the modernization and expansion project. The loan was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC and Mizuho Corporate Bank, Ltd. The loan is payable over five years in ten equal semi-annual installments commencing six months after August 19, 2012, with final installment on August 19, 2016. The loan was fully drawn on various dates in 2012. The amounts of US$37 million, or Php1,657 million, and US$50 million, or Php2,040 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On May 29, 2012, Smart signed a US$50 million term loan facility agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments commencing on May 29, 2013, with final installment on May 29, 2017. The loan was fully drawn on various dates in 2012. The amounts of US$38 million, or Php1,707 million, and US$49 million, or Php2,025 million, net of unamortized debt discount, remained outstanding as at December 31, 2013 and 2012, respectively. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, of the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for debt and a cash payment by Smart. In particular, Smart paid cash amounting to US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, with fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million. The loan is payable in full upon maturity on June 30, 2014. The amounts of US$254 million, or Php10,450 million, and US$238 million, or Php10,472 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. In September 2013, the loan was prepaid in full and the remaining debt discount of US$13 million, or Php731 million, was amortized and charged to profit and loss for the year.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Nord LB to be used for its capital expenditure requirements. The loan is payable over five years in ten equal semi-annual installments. Two separate drawdowns of US$50 million each were drawn from the facility on March 27, 2008 and April 10, 2008. The amounts of US$10 million, or Php411 million, and US$30 million, or Php1,318 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on March 27, 2013.

On July 15, 2008, PLDT signed a US$50 million term loan facility agreement with the Bank of the Philippine Islands, or BPI, to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final installment on July 22, 2013. The loan was fully drawn on various dates in 2008. The amounts of US$9 million, or Php362 million, and US$21 million, or Php904 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on July 22, 2013.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017. Two separate drawdowns of US$100 million and US$50 million were drawn on May 10, 2012 and September 4, 2012, respectively. The amounts of US$117 million, or Php5,180 million, and US$150 million, or Php6,162 million, remained outstanding as at December 31, 2013 and 2012, respectively.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date, with final installment on May 30, 2017. The loan was fully drawn on May 29, 2012. The amounts of US$21 million, or Php914 million, and US$25 million, or Php1,027 million, remained outstanding as at December 31, 2013 and 2012, respectively.

On March 23, 2012, SPi signed a US$15 million term loan facility agreement with Security Bank to finance working capital requirements. The loan is payable over five years in 19 quarterly installments commencing on September 24, 2012, with final installment on March 27, 2017. The loan was fully drawn on March 26, 2012. The amounts of US$13 million, or Php551 million, has been presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale as at December 31, 2012. The loan was prepaid in full on April 24, 2013. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018. The amounts of US$40 million, US$160 million and US$100 million were drawn on March 6, 2013, April 19, 2013 and July 3, 2013, respectively. The amount of US$300 million, or Php13,319 million, remained outstanding as at December 31, 2013. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

On January 28, 2013, Smart signed a US$35 million term loan facility agreement with China Banking Corporation to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in ten equal semi-annual installments. The loan was fully drawn on May 7, 2013. The amount of US$31 million, or Php1,398 million, remained outstanding as at December 31, 2013.

On March 25, 2013, Smart signed a US$50 million term loan facility agreement with FEC as the original lender, to finance the supply and services contracts for the modernization and expansion project. The loan was arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd. The loan is payable over five years in nine equal semi-annual installments commencing six months after drawdown date. The amount of US$18 million was partially drawn on September 16, 2013 and subsequently, the amount of US$6 million on November 19, 2013. The amount of US$23 million, or Php1,030 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

On May 31, 2013, Smart signed a US$80 million term loan facility agreement with China Banking Corporation to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in ten equal semi-annual installments commencing six months after drawdown date, with final installment on May 31, 2018. The loan was fully drawn on September 25, 2013. The amount of US$72 million, or Php3,197 million, remained outstanding as at December 31, 2013.

On June 20, 2013, Smart signed a US$120 million term loan facility agreement with Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation, as the lead arrangers and creditors with Sumitomo Mitsui Banking Corporation, as the facility agent. Proceeds of the facility will be used to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in eight equal semi-annual installments commencing six months after drawdown date, with final installment on June 20, 2018. The loan was fully drawn on September 25, 2013. The amount of US$118 million, or Php5,238 million, net of unamortized debt discount, remained outstanding as at December 31, 2013. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes were used to finance the capital expenditures for network improvement and expansion program of Smart. The amounts of Php1,152 million and Php4,963 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The Series A note and Series B note were prepaid in full on February 16, 2012 and November 15, 2013, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued Php5,000 million unsecured fixed rate corporate notes. Proceeds from the issuance of these notes were used primarily to finance the capital expenditures for network upgrade and expansion program of Smart. The notes are payable over five years with an annual amortization rate of 1% of the principal amount on the first year up to the fourth year from issue date and the balance payable upon maturity on December 13, 2013. The amounts of Php4,827 million, net of unamortized debt discount, remained outstanding as at January 1, 2012. The facility was prepaid in full on March 12, 2012.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the issuance of these notes were used to finance capital expenditures of PLDT. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on February 21, 2014. The Series B notes are payable over seven years with an amortization rate of 1% of the issue price on the fifth year and sixth year from issue date and the balance payable upon maturity on February 22, 2016. The Series C notes are payable over ten years with an amortization rate of 1% of the issue price on the fifth year up to the ninth year from issue date and the balance payable upon maturity on February 20, 2019. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amount of Php4,952 million remained outstanding as at January 1, 2012. The notes were prepaid in full on November 20, 2012.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A five-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the issuance of these notes were used to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement. The Series A notes are payable over five years with an annual amortization rate of 2% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 10, 2015. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on December 12, 2016. The Series C notes are payable in full upon maturity on December 10, 2019. Proceeds from the facility were used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amount of Php6,781 million remained outstanding as at January 1, 2012. The notes were prepaid in full on December 10, 2012.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. Proceeds from the issuance of these notes were used to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement. The notes are non-amortizing and will mature on July 13, 2015. The amount of Php2,500 million each remained outstanding as at December 31, 2012 and January 1, 2012. The notes were prepaid in full on July 15, 2013.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. Proceeds from the issuance of these notes were used primarily to finance capital expenditures for network improvement and expansion program of Smart. The notes are non-amortizing and will mature on July 13, 2015. The amounts of Php2,490 million and Php2,487 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The notes were prepaid in full on July 15, 2013.

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Php2,000 million Notes Facility Agreement with BDO Private Bank, Inc. comprised of Tranche A amounting to Php1,000 million which was issued on March 16, 2011 and Tranche B amounting to Php1,000 million which was fully drawn and issued in multiple drawdowns of Php250 million each on various dates in 2011. Proceeds from the issuance of these notes were used to finance capital expenditures for network improvement and expansion program of Smart. The notes are payable in full, five years from their respective issue dates. The notes were partially prepaid in the amounts of Php1,000 million and Php250 million on December 16, 2013 and December 23, 2013, respectively. The amounts of Php750 million remained outstanding as at December 31, 2013 and Php2,000 million each as at December 31, 2012 and January 1, 2012. The remaining balance were prepaid in full on January 2014.

Php5,000 Million Fixed Rate Corporate Notes

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A five-year notes amounting to Php3,435 million, Series B seven-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement and/or to refinance existing loan obligations which were utilized for service improvements and expansion programs. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 25, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on March 26, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on March 24, 2021. The aggregate amounts of Php4,950 million and Php5,000 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The notes were prepaid in full on March 25, 2013.

Php5,000 Million Fixed Rate Corporate Notes

On November 8, 2011, PLDT issued Php5,000 million fixed rate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A five-year notes amounting to Php2,795 million, Series B seven-year notes amounting to Php230 million and Series C ten-year notes amounting to Php1,975 million. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement and/or to refinance existing loan obligations which were utilized for service improvements and expansion programs. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on November 9, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 8, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 8, 2021. The aggregate amounts of Php4,950 million and Php5,000 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The notes were prepaid in full on November 8, 2013.

Php5,500 Million Fixed Rate Corporate Notes

On March 19, 2012, Smart issued Php5,500 million fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. Proceeds from the issuance of these notes were used primarily for debt refinancing and capital expenditures of Smart. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 21, 2022. The notes were partially prepaid in the amount of Php1,376 million on July 19, 2013. The aggregate amounts of Php4,069 million and Php5,464 million, remained outstanding as at December 31, 2013 and 2012,respectively.

Php1,500 Million Fixed Rate Corporate Notes

On July 27, 2012, PLDT issued Php1,500 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 29, 2019. The notes were partially prepaid in the amount of Php1,188 million on July 29, 2013. The amounts of Php297 million and Php1,500 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php8,800 Million Fixed Rate Corporate Notes

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated September 19, 2012, comprised of Series A seven-year notes amounting to Php4,610 million and Series B ten-year notes amounting to Php4,190 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. The notes were partially prepaid in the amount of Php2,055 million on June 21, 2013. The aggregate amounts of Php6,678 million and Php8,800 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php6,200 Million Fixed Rate Corporate Notes

On November 22, 2012, PLDT issued Php6,200 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated November 20, 2012, comprised of Series A seven-year notes amounting to Php3,775 million and Series B ten-year notes amounting to Php2,425 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issued price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019. The Series B notes are payable over ten-years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022. The aggregate amounts of Php6,138 million and Php6,200 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php1,376 Million Fixed Rate Corporate Notes

On June 19, 2013, Smart issued Php1,376 million fixed rate corporate notes under a Notes Agreement dated June 14, 2013, comprised of Series A five-year notes amounting to Php742 million and Series B ten-year notes amounting to Php634 million. Proceeds from the issuance of these notes were used primarily for debt refinancing of Smart. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 19, 2022. The aggregate amount of Php1,345 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

Php2,055 Million Fixed Rate Corporate Notes

On June 21, 2013, PLDT issued Php2,055 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated June 14, 2013, comprised of Series A notes amounting to Php1,735 million and Series B notes amounting to Php320 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over six years with an annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over nine years with an annual amortization rate of 1% of the issue price up to the eight year and the balance payable upon maturity on September 21, 2022. The aggregate amount of Php2,034 million remained outstanding as at December 31, 2013.

Php1,188 Million Fixed Rate Corporate Notes

On July 29, 2013, PLDT issued Php1,188 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated July 19, 2013. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the issue date and the balance upon maturity on July 29, 2019. The amount of Php1,188 million remained outstanding as at December 31, 2013.

Php15,000 Million Fixed Rate Retail Bonds

On February 6, 2014, PLDT issued Php15,000 million SEC-registered fixed rate peso retail bonds under the Indenture dated January 22, 2014. Proceeds from the issuance of these bonds will be used to finance capital expenditures and/or refinance existing obligations which were used for capital expenditures for network and expansion improvement. The amount comprises of Php12.4 billion and Php2.6 billion bonds due in 2021 and 2024, with a coupon rate of 5.2250% and 5.2813%, respectively.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Php2,500 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final installment on November 13, 2013. The loan was fully drawn on November 13, 2008. The amounts of Php624 million and Php1,248 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on November 13, 2013.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a Php2,400 million term loan facility agreement with Land Bank of the Philippines, or LBP, to finance capital expenditures and/or to refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,400 million. The loan is payable over five years in ten equal semi-annual installments, with final installment on December 12, 2013. The loan was fully drawn on various dates in 2008 and 2009. The amounts of Php511 million and Php1,022 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on December 12, 2013.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a Php3,000 million term loan facility agreement with Union Bank of the Philippines, or Union Bank, to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php3,000 million. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date, with final installment on December 23, 2013. The loan was fully drawn on various dates in 2008 and 2009. The amounts of Php667 million and Php1,333 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on December 23, 2013.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a Php2,000 million term loan facility agreement with Philippine National Bank, or PNB, to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,000 million. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final installment on December 19, 2013. The loan was fully drawn on various dates in 2008 and 2009. The amounts of Php470 million and Php941 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was paid in full on December 19, 2013.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a Php2,500 million term loan facility agreement with Banco de Oro Unibank, Inc., or BDO, to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The loan was fully drawn on April 17, 2009. The amount of Php2,500 million remained outstanding as at January 1, 2012. The loan was prepaid in full on October 17, 2012.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Php1,500 million term loan facility agreement with BDO to finance capital expenditures for network improvement and expansion program. The loan is payable in full upon maturity on May 20, 2012. The loan was fully drawn on May 20, 2009. The amounts of Php1,498 million, net of unamortized debt discount, remained outstanding as at January 1, 2012. The loan was paid in full on May 20, 2012.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a Php2,500 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The loan was fully drawn on June 28, 2009. The amount of Php2,500 million remained outstanding as at January 1, 2012. The facility was prepaid in full on September 28, 2012.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a Php1,500 million term loan facility agreement with Allied Banking Corporation to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments commencing on September 15, 2010, with final installment on September 15, 2014. The loan was fully drawn on September 15, 2009. The amounts of Php618 million and Php971 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was prepaid in full on June 17, 2013.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a Php500 million term loan facility agreement with Insular Life Assurance Company, Ltd. to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on July 1, 2016. The loan was fully drawn on July 1, 2009. The amount of Php500 million remained outstanding as at January 1, 2012. The loan was prepaid in full on October 1, 2012.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Php1,000 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final installment on August 1, 2014. The loan was fully drawn on August 3, 2009. The amounts of Php188 million, Php438 million and Php688 million remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a Php2,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments, with final installment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php471 million, Php941 million and Php1,412 million remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a Php1,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments, with final installment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php235 million, Php471 million and Php706 million remained outstanding as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Php1,500 Million Term Loan Facility

On March 15, 2011, Smart signed a Php1,500 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan is a five-year loan, payable in full upon maturity on March 22, 2016. The amount of Php1,500 million was fully drawn on March 22, 2011 and remained outstanding as at December 31, 2012 and January 1, 2012. The loan was paid in full on December 23, 2013.

Php2,000 Million Term Loan Facility

On March 24, 2011, Smart signed a Php2,000 million term loan facility agreement with PNB to finance capital expenditures for network improvement and expansion program. The loan is a five-year loan, payable in full upon maturity on March 29, 2016. The loan was fully drawn on March 29, 2011. The loan was partially prepaid on December 28, 2012 in the amount of Php200 million. The amounts of Php1,800 million and Php2,000 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The outstanding principal balance of the loan amounting to Php1,800 million was prepaid in full on December 23, 2013.

Php500 Million Term Loan Facility

On April 4, 2011, PLDT signed a Php500 million term loan facility agreement with the Manufacturers Life Insurance Co. (Phils.), Inc., or Manulife, to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The amount of Php500 million was fully drawn on June 16, 2011 and remained outstanding as at December 31, 2012 and January 1, 2012. The loan was prepaid in full on June 17, 2013.

Php300 Million Term Loan Facility

On April 4, 2011, PLDT signed a Php300 million term loan facility agreement with the Manulife to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The loan was fully drawn on April 28, 2011. The amount of Php300 million each remained outstanding as at December 31, 2012 and January 1, 2012. The loan was prepaid in full on July 29, 2013.

Php1,000 Million Term Loan Facility

On April 12, 2011, Digitel signed a Php1,000 million term loan facility agreement with Metrobank as the lender, to finance additional capital expenditure requirements. The loan is payable in full upon maturity on June 23, 2016. The loan was partially drawn on various dates in June 2011 in the aggregate amount of Php710 million and the remaining balance was subsequently drawn on June 21, 2012. The amounts of Php1,000 million and Php710 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The loan was prepaid in full on September 10, 2013.

Php2,000 Million Term Loan Facility

On April 14, 2011, Digitel signed a Php2,000 million five-year term loan facility agreement with BDO as the lender, to finance the capital expenditures and/or refinance existing loan obligations. The loan is payable in full upon maturity on May 26, 2016. The loan was drawn on various dates in 2011 in the total amount of Php1,948 million and remained outstanding as at December 31, 2012 and January 1, 2012. The undrawn amount of Php52 million was cancelled. The loan was prepaid in full on August 27, 2013.

Php2,000 Million Term Loan Facility

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at December 31, 2013 and 2012.

Php3,000 Million Term Loan Facility

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012. The amounts of Php2,970 million and Php3,000 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php2,000 Million Term Loan Facility

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012. The amounts of Php1,980 million and Php2,000 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php1,000 Million Term Loan Facility

On June 7, 2012, Smart signed a Php1,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over five years with an annual amortization rate of 1% of the principal amount commencing on the first anniversary of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017. The amount of Php1,000 million was fully drawn on August 22, 2012. The amounts of Php990 million and Php1,000 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php1,500 Million Term Loan Facility

On June 27, 2012, DMPI signed a Php1,500 million term loan facility agreement with BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The loan is payable over seven years with an annual amortization rate of 1% of the outstanding principal amount on the first year up to the sixth year and the balance payable on June 2019. The amount of Php700 million was partially drawn on June 29, 2012 and the remaining balance of Php800 million was subsequently drawn on September 24, 2012. The amounts of Php1,485 million and Php1,500 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php200 Million Term Loan Facility

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on October 9, 2019. The amount of Php200 million was fully drawn on October 9, 2012. The amount of Php200 million each remained outstanding as at December 31, 2013 and 2012.

Php1,000 Million Term Loan Facility

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on June 13, 2020. The facility was fully drawn on January 11, 2013. The amount of Php1,000 million remained outstanding as at December 31, 2013.

Php1,000 Million Term Loan Facility

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance to refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on December 5, 2022. The amount of Php1,000 million was fully drawn on December 3, 2012. The amount of Php1,000 million each remained outstanding as at December 31, 2013 and 2012.

Php3,000 Million Term Loan Facility

On December 17, 2012, Smart signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019. The amount of Php1,000 million was partially drawn on December 20, 2012 and the remaining balance of Php2,000 million was subsequently drawn on March 15, 2013. The amounts of Php2,970 million and Php1,000 million remained outstanding as at December 31, 2013 and 2012, respectively.

Php2,000 Million Term Loan Facility

On November 13, 2013, PLDT signed a Php2,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance existing loan obligations. The loan is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on November 22, 2020. The amount of Php1,000 million was partially drawn on November 22, 2013 and remained outstanding as at December 31, 2013. The loan was fully drawn on February 11, 2014.

Php3,000 Million Term Loan Facility

On November 25, 2013, Smart signed a Php3,000 million term loan facility agreement with Metrobank to refinance existing loan obligations of Smart. The loan is payable over seven years in six annual amortization rate of 10% of the total amount drawn with final installment on November 27, 2020. The amount of Php3,000 million was fully drawn on November 29, 2013. The amount of Php2,985 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

Php3,000 Million Term Loan Facility

December 3, 2013, Smart signed a Php3,000 million term loan facility agreement with BPI to refinance existing loan obligations of Smart. The loan is payable over seven years in six annual amortization rate of 1% of the total amount drawn with final installment on December 10, 2020. The amount of Php3,000 million was fully drawn on December 10, 2013. The amount of Php2,985 million, net of unamortized debt discount, remained outstanding as at December 31, 2013.

Secured Term Loans

Php150 Million Term Loan Facility

On June 7, 2007, AGS obtained a Php150 million medium term loan facility agreement with BPI, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. AGS is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. AGS and the bank has agreed to the following terms:
(a) pledge of AGS’s shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of AGS. The outstanding principal balances of the loan amounting to Php49 million as at January 1, 2012, was paid in full on June 30, 2012.

Notes Payable

Vendor Financing

On January 5, 2006, DMPI issued a US$1.3 million Promissory Note in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments, with final installment on February 22, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at January 1, 2012 was paid in full on February 22, 2012.

On January 5, 2006, DMPI issued a US$1.2 million Promissory Note in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments, with final installment on June 28, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at January 1, 2012 was paid in full on June 28, 2012.

As at January 1, 2012, DMPI has trust receipts with an aggregate outstanding balance of Php1,562 million, which were fully paid as at December 31, 2012.

On April 1, 2011, SPi availed US$9 million and US$16 million short-term loans from BPI and Security Bank, respectively. The additional loan of US$10 million was availed last October 28, 2011 from Security Bank. Proceeds of the loans were used for working capital requirements. Interest rate on each loan is repriced every month with final installment on December 18, 2012. The loans were prepaid on various dates in 2012 in the aggregate amount of US$31.5 million. The aggregate amounts of US$3.5 million, or Php144 million, and US$35 million, or Php1,537 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The remaining balance of US$3.5 million, or Php144 million, was fully paid in February 2013. The December 31, 2012 outstanding balance was presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 57%, 45% and 47% of PLDT’s total consolidated debts as at December 31, 2013 and 2012, and January 1, 2012, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company.

Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as consolidated debt to consolidated equity, consolidated debt to consolidated EBITDA and debt service coverage ratios. Previously, Smart was required to comply with certain consolidated debt to consolidated equity ratio under Variable Loan Agreement 2014 debt with Marubeni Corporation as original lender and under the 2014 (A) Debt under Metrobank as Facility Agent. On August 16, 2012 and September 3, 2012, the approvals to amend the covenant from “the ratio of Consolidated Debt to Consolidated Equity” to “the ratio of Consolidated Debt to Consolidated EBITDA” were obtained. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

DMPI’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due under the loans, including: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if DMPI or PLDT, as guarantor, is in default under another loan agreement; (b) failure by PLDT to comply with certain financial ratio covenants; (c) occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs DMPI’s and PLDT’s ability to perform its obligations under its loan agreements; (d) change of control; and (e) other typical events of default including the commencement of bankruptcy, insolvency, liquidation, or winding up proceedings by DMPI.

As at December 31, 2013 and 2012, and January 1, 2012, we were in compliance with all of our debt covenants.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at December 31, 2013 are as follows:

Year	(in million pesos)
2014	6
2015	5
2016 and onwards	1
Total minimum finance lease payments (Note 27)	12
Less amount representing unamortized interest	1

Present value of net minimum finance lease payments (Notes 2, 3 and 27)	11
Less obligations under finance leases maturing within one year (Notes 9 and 27)	5

Long-term portion of obligations under finance leases (Notes 9 and 27)	6

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, ePLDT and PLDT Global have finance lease obligations in the aggregate amounts of Php12 million and Php21 million as at December 31, 2013 and 2012, respectively, while PLDT and SPi have finance lease obligations in the aggregate amount of Php16 million as at January 1, 2012. See Note 9 – Property, Plant and Equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

21.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Accrual of capital expenditures under long-term financing	19,515	19,203	20,128
Provision for asset retirement obligations (Notes 3 and 9)	2,144	2,543	2,107
Unearned revenues (Note 23)	173	174	172
Others	213	30	235

	22,045	21,950	22,642

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2013 and 2012:

	2013	2012
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	2,543	2,107
Accretion expenses (Note 5)	44	146
Additional liability recognized during the year (Note 28)	32	290
Settlement of obligations and others	(475)	–

Provision for asset retirement obligations at end of the year (Note 3)	2,144	2,543

22.	Accounts Payable

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Suppliers and contractors (Note 27)	29,799	26,128	25,476
Carriers (Note 27)	2,264	2,007	1,642
Taxes (Note 26)	1,734	1,421	1,555
Related parties (Notes 24 and 27)	863	668	626
Others	222	227	255

	34,882	30,451	29,554

Accounts payable are non-interest bearing and are normally settled within 180 days.

For terms and conditions pertaining to related parties, see Note 24 – Related Party Transactions.

For explanation on the PLDT Group’s liquidity risk management processes, see Note 27 – Financial Assets and Liabilities – Liquidity Risk.

23.	Accrued Expenses and Other Current Liabilities

As at December 31, 2013 and 2012, and January 1, 2012, this account consists of:

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted – Note 2)
		(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	37,937	36,800	28,429
Accrued taxes and related expenses (Note 26)	8,878	8,281	11,817
Liability from redemption of preferred shares (Notes 19, 27 and 28)	7,952	7,884	–
Unearned revenues (Note 21)	7,333	6,291	5,664
Accrued employee benefits (Notes 2, 3, 24, 25 and 27)	5,364	5,494	4,463
Accrued interests and other related costs (Notes 20 and 27)	878	1,174	1,122
Mandatory tender offer option liability (Note 28)	–	–	4,940
Others	5,914	5,700	1,836

	74,256	71,624	58,271

Accrued utilities and related expenses pertain to cost incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services, and other operational-related expenses pending receipt of billings and statement of accounts from suppliers.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Accrued expenses and other current liabilities are non-interest bearing and are normally settled within a year.

24.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control.  Related parties maybe individuals or corporate entities.

The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at December 31, 2013 and 2012, and January 1, 2012. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at December 31, 2013 and 2012, and January 1, 2012 transactions that have been entered into with related parties:

				December 31,		January 1,
	Classifications	Terms	Conditions	2013	2012	2012
				(in million pesos)
Indirect investment in	joint ventures through	PCEV:
		Electricity charges
		– immediately upon
	Accrued expenses	receipt of invoice
	and other current	Pole rental – 45
	liabilities (Note	days upon receipt	Unsecured	317	266	271
Meralco	23)	of billing	Unsecured	10	12	6
Meralco Industrial	Accrued expenses	Outside and inside
Engineering Services	and other current	plant – 20 days
Corporation, or	liabilities (Note	upon receipt of
MIESCOR	23)	invoice	Unsecured	–	2	–
Indirect investment in	associate through ACeS	Philippines:
	Accrued expenses and other current liabilities (Note	30 days upon
AIL	23)	receipt of billing	Unsecured	44	43	147

Transactions with major	stockholders, directors	and officers:
	Accounts payable	15 days from end of
Asia Link B.V., or ALBV	(Note 22)	quarter	Unsecured	336	252	234
		1st
	Accrued expenses	month of each
	and other current	quarter;
NTT World Engineering	liabilities (Note	non-interest
Marine Corporation	23)	bearing	Unsecured	32	29	29
	Accrued expenses and other current	30 days;
	liabilities (Note	non-interest
NTT Communications	23)	bearing	Unsecured	13	18	12
	Accrued expenses	NTT Worldwide	and other current	30 days;
Telecommunications	liabilities (Note	non-interest
Corporation	23)	bearing	Unsecured	1	2	–
	Accrued expenses and other current	30 days;
	liabilities (Note	non-interest
NTT DOCOMO	23)	bearing	Unsecured	23	8	8
JGSHI	Accounts payable	Immediately upon	Unsecured	10	5	70
	and accrued	receipt of invoice
	expenses and other current liabilities (Notes 22 and 23)
	Accrued expenses and other current	Malayan Insurance Co.,	liabilities (Note	Immediately upon
Inc., or Malayan	23)	receipt of invoice	Unsecured	9	1	1
Others:
	Trade and other receivables	30 days upon	Unsecured;
Various	(Note 16)	receipt of billing	no impairment	476	297	325

The following table provides the summary of transactions for the years ended December 31, 2013, 2012 and 2011 in relation with the table above for the transactions that have been entered into with related parties.

	Classifications	2013	2012	2011
			(in million pesos)
Indirect investment in joint ventures	through PCEV:
Meralco	Repairs and maintenance	3,049	3,096	2,319
	Rent	250	250	226
MIESCOR	Repairs and maintenance	68	51	28
	Construction-in-progress	48	35	25
Republic Surety and Insurance Co., Inc.	or RSIC	Insurance and security services	3	3	–
Indirect investment in associate through	ACeS Philippines:
AIL	Cost of sales (Note 5)	50	80	105
Transactions with major stockholders,	directors and officers:
JGSHI	Rent	95	82	29
	Repairs and maintenance	14	67	10
	Communication, training and travel	13	14	3
	Selling and promotions	3	6	2
	Professional and other contracted services	1	1	–
	Professional and other contracted	ALBV	services	289	332	581
Malayan	Insurance and security services	231	234	230
	Professional and other contracted	NTT DOCOMO	services	73	56	72
NTT World Engineering Marine Corporation	Repairs and maintenance	14	32	14
NTT Worldwide Telecommunications	Corporation	Selling and promotions	15	13	11
	Professional and other contracted	NTT Communications	services	73	69	69
	Rent	10	10	8
Others:
Various	Revenues	717	418	296

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php3,049 million, Php3,096 million and Php2,319 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under these agreements, the outstanding utilities payable, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php317 million, Php266 million and Php271 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which was presented as part of rent in our consolidated income statements, amounted to Php250 million each for the years ended December 31, 2013 and 2012, and Php226 million for the year ended December 31, 2011. Under these agreements, the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million, Php12 million and Php6 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

See also Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, covering the periods from November 25, 2011 until December 31, 2014, renewable upon mutual agreement by both parties. Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable works, civil and electrical engineering works and subscriber line installation and maintenance that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php33 million, Php19 million and Php8 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total amount capitalized to property, plant and equipment amounted to Php2 million, Php6 million and Php1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil as at December 31, 2013 and January 1, 2012, and Php2 million as at December 31, 2012.

PLDT also has an existing agreement with MIESCOR for the provision of work for outside plant rehabilitation and related activities. Under the agreement, MIESCOR is responsible for the preventive and corrective maintenance of cables and cabinets in the areas awarded to them. The original contract covers the period from January 1, 2011 up to December 31, 2012, however, both parties mutually agreed to an extension until March 31, 2014.

Total fees under this agreement, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php35 million, Php32 million and Php20 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total amount capitalized to property, plant and equipment amounted to Php46 million, Php29 million and Php24 million for the years ended December 31, 2013, 2012 and 2011, respectively. There were no outstanding obligations under this agreement as at December 31, 2013 and 2012, and January 1, 2012.

c.	Transactions with RSIC

In 2012, PLDT has insurance policies with RSIC, a wholly-owned subsidiary of Meralco, covering material damages for buildings, building improvements and equipment. Total fees under these contracts, which was presented as part of insurance and security services in our consolidated income statements, amounted to Php3 million each for the years ended December 31, 2013 and 2012, respectively. There were no outstanding obligations for these contracts as at December 31, 2013 and 2012.

d.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually over ten years commencing on January 1, 2002, or Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period, or Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA, which was presented as part of cost of sales in our consolidated income statements, amounted to Php50 million, Php80 million and Php105 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under the Amended ATPA, the outstanding obligations of PLDT, which was presented as part of accounts payable in our consolidated statements of financial position, amounted to Php44 million, Php43 million and Php147 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 5 – Income and Expenses – Cost of Sales.

e.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest as at December 31, 2013 and 2012, and January 1, 2012 and for the years ended December 31, 2013, 2012 and 2011 are as follows:

1.	Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which expired on February 23, 2012 was renewed until February 23, 2016 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart. Total service fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php289 million, Php332 million and Php581 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations, which was presented as part of accounts payable in our consolidated statements of financial position, amounted to Php336 million, Php252 million and Php234 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

2.	Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php14 million, Php32 million and Php14 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php32 million as at December 31, 2013 and Php29 million each as at December 31, 2012 and January 1, 2012;

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php73 million for the year ended December 31, 2013 and Php69 million each for the years ended December 31, 2012 and 2011. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php12 million each as at December 31, 2013 and January 1, 2012, and Php17 million as at December 31, 2012;

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which was presented as part of rent in our consolidated income statements, amounted to Php10 million each for the years ended December 31, 2013 and 2012, and Php8 million for the year ended December 31, 2011. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million each as at December 31, 2013 and 2012, and nil as at January 1, 2012; and

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which was presented as part of selling and promotions in our consolidated income statements, amounted to Php15 million, Php13 million and Php11 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million, Php2 million and nil as at December 31, 2013 and 2012, and January 1, 2012, respectively.

3.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental. Total fees under these contracts, which was presented as part of rent in our consolidated income statements, amounted to Php95 million, Php82 million and Php29 million for the years ended December 31, 2013 and 2012 and for the period from October 26, 2011 to December 31, 2011, respectively. Under these agreements, the outstanding obligations, which was presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php8 million, Php4 million and Php67 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

There were also other transactions such as airfare, electricity, marketing expenses and bank fees, which was presented as part of communication, training and travel, selling and promotions, repairs and maintenance and professional and other contracted services, totaling to Php31 million, Php88 million and Php15 million for the years ended December 31, 2013 and 2012 and for the period from October 26, 2011 to December 31, 2011, respectively. The outstanding obligations for these transactions, which was presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million, Php1 million and Php3 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

4.	Advisory Service Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php73 million, Php56 million and Php72 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php23 million as at December 31, 2013 and Php8 million each as at December 31, 2012 and January 1, 2012.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, employees liability and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan. Total fees under these contracts, which was presented as part of insurance and security services in our consolidated income statements, amounted to Php231 million, Php234 million and Php230 million for the years ended December 31, 2013, 2012 and 2011, respectively. Under this agreement, the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php9 million as at December 31, 2013 and Php1 million each as at December 31, 2012 and January 1, 2012. One director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at December 31, 2013 and 2012, and January 1, 2012.

6.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO. Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•	Additional Rights of NTT DOCOMO. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2013 and 2012, and January 1, 2012.

•	Change in Control. Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

f. Others

a.	Telecommunications services provided by PLDT and certain of its subsidiaries to various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties at arm’s length similar to transactions with other customers. The revenues under these services amounted to Php717 million, Php418 million and Php296 million for the years ended December 31, 2013, 2012 and 2011, respectively. The outstanding receivables of PLDT and certain of its subsidiaries, which was presented as part of trade and other receivables in our consolidated statements of financial position, from these services amounted to Php476 million, Php297 million and Php325 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest and Note 18 – Prepayments – Agreement between PLDT and Smart with TV5 for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
		(in million pesos)
Short-term employee benefits	791	995	820
Post-employment benefits (Note 25)	31	20	33
Other long-term employee benefits (Note 25)	305	272	–

Total compensation paid to key officers of the PLDT Group	1,127	1,287	853

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php200 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php75 thousand for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the reporting period related to key management personnel.

25.	Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT have defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering substantially all of our permanent and regular employees. Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees. For the purpose of complying with PAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
		(As Adjusted – Note 2)
		(in million pesos)
Changes in present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	17,456	15,662	14,604
Actuarial losses (gains) – economic assumptions	1,180	1,622	(528)
Service costs	970	869	812
Interest costs on benefit obligation	958	980	1,164
Actuarial losses (gains) – experience	552	478	(201)
Actual benefits paid/settlements	(1,348)	(1,985)	(203)
Discontinued operations and others (Notes 2 and 13)	(271)	(170)	14

Present value of defined benefit obligations at end of the year	19,497	17,456	15,662

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	18,435	23,706	20,001
Actual contributions	2,073	2,012	26
Interest income on plan assets	1,023	1,482	1,600
Actual benefits paid/settlements	(1,348)	(1,957)	(203)
Actuarial gains (losses) on plan assets (excluding amount included in net interest)	(10,996)	(6,785)	2,282
Discontinued operations and others (Notes 2 and 13)	–	(23)	–

Fair value of plan assets at end of the year	9,187	18,435	23,706

Surplus (unfunded) status – net	(10,310)	979	8,044
Accrued benefit costs (Note 3)	10,310	492	438

Prepaid benefit costs (Notes 3 and 18)	–	1,471	8,482

Components of net periodic benefit costs:
Service costs	970	869	812
Interest income – net	(65)	(502)	(436)
Curtailment/settlement gains (losses) and other adjustments	(275)	160	6
Net periodic benefit costs (Notes 3 and 5)	630	527	382
Discontinued operations (Note 2)	–	170	8

Net periodic benefit costs from continuing operations	630	357	374

Actual net losses on plan assets amounted to Php9,973 million and Php5,303 million for the years ended December 31, 2013 and 2012, respectively, while actual net gains on plan assets amounted to Php3,882 million for the year ended December 31, 2011.

We expect to contribute the amount of Php1,443 million to our defined benefit plan in 2014.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2013:

(in million pesos)
2014	160
2015	247
2016	284
2017	338
2018	396
2019 to 2057	95,315

The average duration of the defined benefit obligation at the end of the reporting period is 16 to 28 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Rate of increase in compensation	6%	6%	6%
Discount rate	5%	5%	6%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at the end of the reporting period, assuming if all other assumptions were held constant:

	2013
	Increase (Decrease)
		(in millions)
Discount rate	1%	(2,427)
	(1%)	2,879
Future salary increases	1%	2,877
	(1%)	(2,425)

PLDT’s Retirement Plan

The Board of Trustees performed an asset-liability matching study of our retirement plan. The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives or employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or (v) involuntary separation from service. For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service. For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%. In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the year to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the Philippine SEC. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

For the year 2013, PLDT contributed a total of Php2,073 million to the beneficial trust fund.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2013 and 2012:

	2013	2012
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	5,877	14,930
Shares of stock	2,435	3,056
Mutual funds	64	120
Government securities	43	48
Investment properties	11	8

Total noncurrent financial assets	8,430	18,162

Current Financial Assets
Cash and cash equivalents	342	181
Receivables	336	3

Total current financial assets	678	184

Total PLDT’s Plan Assets	9,108	18,346
Subsidiaries Plan Assets	79	89

Total Plan Assets of Defined Benefit Pension Plans	9,187	18,435

Investment in shares of stocks is valued using the latest bid price at reporting date. Investments in mutual funds and government securities are valued using the market values at reporting date. Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at December 31, 2013 and 2012, this account consists of:

	2013	2012	2013	2012
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	5,373	14,468
Tahanan Mutual Building and Loan Association, or TMBLA (net of subscriptions payable of Php32 million)	100%	100%	302	271
BTF Holdings, Inc., or BTFHI	100%	100%	162	152
Superior Multi Parañaque Homes, Inc.	100%	100%	39	38
Bancholders, Inc., or Bancholders	100%	100%	1	1
Superior Parañaque Homes, Inc.	100%	100%	–	–
			5,877	14,930

Investment in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

The Board of Trustees of the Beneficial Trust Fund approved to make additional investments in MediaQuest amounting to Php750 million each on November 5, 2012 and January 25, 2013 to fund the latter’s operational and capital expenditure requirements. Subsequently, on March 1, 2013, the Board of Directors of MediaQuest approved its application of the additional investment to additional paid in capital on the existing subscribed shares of stock.

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. The underlying shares of these PDRs are the             shares of stocks of Cignal TV held by MediaQuest (Cignal TV PDRs). On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which will give ePLDT a 40% economic interest in Cignal TV. In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT. Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012. The Cignal TV PDRs were subsequently issued on September 27, 2013.

On January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion. The underlying shares of these additional PDRs are the shares of stocks of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs were subsequently issued on September 27, 2013.

Also, on January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors of approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs), the holder of which will have a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including noncontrolling interests in the three leading broadsheets: The Philippine Star, the Philippine Daily Inquirer, and Business World. In 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest.

In November 2013, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the additional investment of Hastings in Philippine Star Group and approved the issuance of PDRs by MediaQuest for its interest in Hastings. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest.

As at the date of issuance of this report, the Hastings PDRs have not yet been issued.

The fair values of the investments in MediaQuest were measured using an income approach valuation technique using cash flows projections based on financial budgets and forecasts approved by MediaQuest’s Board of Directors, covering a five-year period from 2014 to 2018.

The pre-tax discount rates applied to cash flow projections range from 11% to 12%. Cash flows beyond the five-year period are determined using 3% to 7% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in “unlisted equity investments, deposits on future stock subscriptions and advances” in the total financial assets table. The cumulative change in the fair market value of this investment amounted to Php222 million and Php191 million as at December 31, 2013 and 2012, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php12 million and Php2 million for the years ended December 31, 2013 and 2012, respectively. Dividend receivable amounted to Php2 million each as at December 31, 2013 and 2012.

Investment in Shares of Stocks

As at December 31, 2013 and 2012, this account consists of:

	2013	2012
	(in million pesos)
Common shares	2,075	2,696
Preferred shares	360	360

	2,435	3,056

Common shares pertain to shares listed in the PSE with fair value of Php2,075 million, which include shares of PSE with fair value of Php1,668 million, shares of PLDT with fair value of Php71 million and other shares with fair value of Php336 million as at December 31, 2013. Total gain from investment in shares of PLDT for the year ended December 31, 2013 amounted to Php9 million comprising of Php5 million in dividend income and Php4 million unrealized gain from increase in market value of investment.

Common shares pertain to shares listed in the PSE with fair value of Php2,696 million, which include shares of PSE with fair value of Php2,286 million, shares of PLDT with fair value of Php67 million and other shares with fair value of Php343 million as at December 31, 2012. Total gain from investment in shares of PLDT for the year ended December 31, 2012 amounted to Php5 million comprising of Php5 million in dividend income and Php159 thousand unrealized gain from increase in market value of investment.

Preferred shares represent 300 million shares of preferred shares of PLDT at Php10 par value as at December 31, 2013 and 2012, net of subscription payable of Php2,640 million. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividend earned on this investment amounted to Php49 million each for the years ended December 31, 2013 and 2012.

Mutual Funds

Investment in mutual funds include various U.S. dollar and Euro denominated equity funds, which aims to out-perform benchmarks in various international indices as part of its investment strategy. Total investment in mutual funds amounted to Php64 million and Php120 million as at December 31, 2013 and 2012, respectively.

Government Securities

Investment in government securities include retail treasury bonds bearing interest ranging from 5.88% to 7%. These securities are fully guaranteed by the government of the Republic of the Philippines. Total investment in government securities amounted to Php43 million and Php48 million as at December 31, 2013 and 2012, respectively.

Investment Properties

Investment properties include two condominium units (bare, separate 127 and 58 square meter units) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cashflows to be matched with asset durations. Total investment properties amounted to Php11 million and Php8 million as at December 31, 2013 and 2012, respectively.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
Investments in listed and unlisted equity securities	95%	98%	96%
Temporary cash investments	4%	1%	3%
Investments in mutual funds	1%	1%	–
Investments in debt and fixed income securities	–	–	1%
	100%	100%	100%

Defined Contribution Plans

Smart and certain of its subsidiaries contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at December 31, 2013 and 2012, and January 1, 2012, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart and certain of its subsidiaries actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
		(in million pesos)
Changes in present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	1,606	1,470	1,196
Service costs	226	226	203
Interest costs on benefit obligation	95	101	119
Actuarial losses (gains) – economic assumptions	(6)	–	2
Actuarial losses (gains) – experience	(59)	6	121
Actual benefits paid/settlements	(177)	(197)	(162)
Others (Notes 2 and 13)	–	–	(9)

Present value of defined benefit obligations at end of the year	1,685	1,606	1,470

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	1,760	1,614	1,483
Actual contributions	208	185	176
Interest income on plan assets	95	100	117
Actuarial gains (losses) on plan assets (excluding amount included in net interest)	(2)	58	1
Actual benefits paid/settlements	(177)	(197)	(163)

Fair value of plan assets at end of the year	1,884	1,760	1,614

Surplus status – net	199	154	144

Components of net periodic benefit costs:
Service costs	226	226	203
Interest cost – net	–	1	2
Curtailment/settlement losses and other adjustments	–	–	(9)
Net periodic benefit costs (Notes 3 and 5)	226	227	196

Actual net gains on plan assets amounted to Php93 million, Php158 million and Php118 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Approximately Php234 million are expected to be contributed by Smart and certain of its subsidiaries to the fund in 2014.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2013:

(in million pesos)
2014	101
2015	53
2016	67
2017	73
2018	97
2019 to 2054	21,436

The average duration of the defined benefit obligation at the end of the reporting period is 21 to 34 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Rate of increase in compensation	6%	7%	7%
Discount rate	5%	5%	6%

The overall expected rate on return on assets is determined based on the market expectations prevailing, applicable to the period over which the obligation is to be settled.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at the end of the reporting period, assuming if all other asumptions were held constant:

	2013
	Increase (Decrease)
		(in millions)
Discount rate	1%	–
	(1%)	–
Future salary increases	1%	6
	(1%)	(2)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Group, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2013 and 2012:

	2013	2012
	(in million pesos)
Noncurrent Financial Assets
Investments in(1):
Domestic fixed income	989	1,280
International equities	635	350
Domestic equities	342	513
International fixed income	188	175
Total noncurrent financial assets	2,154	2,318

Current Financial Assets
Cash and cash equivalents	294	12
Receivables	1	15

Total current financial assets	295	27

Total plan assets	2,449	2,345
Employee’s share	660	664

Smart’s plan assets	1,789	1,681
Subsidiaries’ plan assets	95	79

Total Plan Assets of Defined Contribution Plans	1,884	1,760

(1)	Carrying value includes accumulated equity on investees.

Investment in Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities, corporate bonds and notes, special savings, debt securities and other deposit products of the banks. The investments under this category earned between 7.2% and 9.1% interest for the year ended December 31, 2013 and between 6.2% to 9.1% interest in 2012.

Investment in International Equities

This category consists of international mutual funds being managed by ING International. Total investment in international equities amounted to Php635 million and Php350 million as at December 31, 2013 and 2012, respectively.

Investment in Domestic Equities

Investments in domestic equities include common shares and convertible preferred shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. Total investment in domestic equities amounted to Php342 million and Php513 million as at December 31, 2013 and 2012, respectively.

Investment in International Fixed Income

Investments in international fixed income include foreign currency denominated bonds, such as mutual funds and unit investment trust funds. The Philippine sovereign debt, the only interest-bearing investment in this category, earned 5% interest for the year ended December 31, 2012. Total investment in international fixed income amounted to Php188 million and Php175 million as at December 31, 2013 and 2012, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine peso and U.S. dollars including time deposits and mutual funds and other deposit products of banks with tenor of less than one year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cashflows to be matched with asset durations.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2013 and 2012, and January 1, 2012 is as follows:

	December 31,		January 1,
	2013	2012	2012
Investments in debt and fixed income securities	48%	56%	57%
Investments in listed and unlisted equity securities	40%	37%	29%
Others	12%	7%	14%

	100%	100%	100%

Other Long-term Employee Benefits

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the new LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the years ended December 31, 2013 and 2012 amounted to Php1,638 million and Php1,491 million, respectively. Total outstanding liability and fair value of 2012 to 2014 LTIP cost amounted to Php3,129 million and Php1,491 million as at December 31, 2013 and 2012, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

Net periodic benefit costs computed for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(in million pesos)
Components of net periodic benefit costs:
Current service costs	1,532	1,459
Interest costs	42	21
Net actuarial loss	64	11

Net periodic benefit costs (Note 3)	1,638	1,491

26.	Provisions and Contingencies

Supervision and Regulatory Fees, or, due to the NTC

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, pursuant to Section 40 of Commonwealth Act No. 146, otherwise known as the Public Service Act, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals, but, as set forth below, was rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on the actual amount paid (inclusive of premiums) for the “capital stock subscribed or paid” and not on par or market value. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as basis not only capital stock subscribed or paid, but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing its assessment until the resolution of the issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion based on stock dividends.

In a resolution promulgated on December 4, 2007, the Supreme Court upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, or the Assessment Letter, the NTC assessed the total amount of SRF on stock dividends due from PLDT to be Php2,870 million, which assessment included penalties and interest. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying to the NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but not including penalties and interest. PLDT believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments in the total amount of Php2,870 million, which included penalties. In letters dated April 14, 2008 and June 18, 2008, or the Demand Letters, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals, or the PLDT Petition, praying that the NTC be restrained from enforcing or implementing its Assessment Letter and Demand Letters, all demanding payment of SRF including penalties and interests. The PLDT Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the Assessment Letter and Demand Letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s Assessment Letter and Demand Letters. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals but instead filed a Petition for Review, or the NTC Petition, directly with the Supreme Court. PLDT received a copy of the NTC Petition on July 29, 2010, and after receiving the order of the Supreme Court, filed its comment on the NTC Petition on December 7, 2010. The NTC filed a Reply dated August 26, 2011 and PLDT filed a Rejoinder on October 12, 2011.

On January 30, 2013, the Supreme Court’s Third Division issued a resolution denying the NTC Petition for failure to show any reversible error in the challenged judgment as to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction. The Supreme Court resolution affirms the decision of the Court of Appeals, which declared that the NTC erred in imposing/assessing penalties and interest on the SRF payment of PLDT for the period 1987-2007, and annulled and set aside the Assessment Letter and Demand Letters. On April 10, 2013, the NTC filed a Motion for Reconsideration of the decision of the Supreme Court. PLDT received the Motion for Reconsideration on April 15, 2013 and filed its Comment/Opposition on May 15, 2013.

On June 26, 2013, the Supreme Court issued a resolution denying with finality the Motion for Reconsideration of the NTC. PLDT received the Supreme Court’s resolution on August 6, 2013, which serves as the termination of the case.

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various local government units. PLDT has paid a total amount of Php1,163 million as at December 31, 2013 for local franchise tax covering prior periods up to December 31, 2013.

As at December 31, 2013, PLDT has no contested Local Government Unit, or LGU, assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. Its Motion for Reconsideration having been denied by the court in its Order dated March 2, 2009, the City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss on the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. In a resolution dated February 9, 2012, the Court of Appeals dismissed the case for failure of the City of Tuguegarao and its Treasurer to file their Appellants’ Brief. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a Petition with the RTC of the City of Makati on July 8, 2011. The City of Tuguegarao filed its Answer with Motion to Dismiss claiming that the RTC of the City of Makati does not have jurisdiction over the case. Both parties have filed their respective Memorandum on the issue of Jurisdiction. A judicial dispute resolution, or JDR, conference was set by the court after the parties failed to settle the case in the mediation proceedings. Due to the failure of the City of Tuguegarao to appear on the JDR conference last May 15, 2012, the court transmitted the case to the Office of the Clerk of Court of the City of Makati for re-raffling in accordance with the JDR guidelines. The case was raffled to Branch 132 of Makati City and a Pre-Trial Conference, which was scheduled on October 19, 2012, was postponed by the court due to the Motion for Resolution on the previously filed Motion to Dismiss by Tuguegarao City on the ground of lack of jurisdiction. In an order dated October 12, 2012, the court granted the Motion to Dismiss for lack of jurisdiction. PLDT filed a Motion for Reconsideration while the City of Tuguegarao has filed its corresponding Comment. In a Resolution dated January 18, 2013, the court denied the Motion for Reconsideration filed by PLDT. On March 8, 2013, PLDT filed a Petition for Review on the said dismissal of the case before the CTA. Acting on the Petition for Review filed by PLDT, the Second Division of the CTA issued a Resolution dated March 13, 2013 ordering the Respondents City of Tuguegarao and City Treasurer to file their Comment on the Petition for Review filed by PLDT. In a Resolution dated July 2, 2013 and received on July 12, 2013, the CTA ordered both parties to submit its respective Memorandum. PLDT has already submitted its Memorandum together with its Motion to Admit Memorandum and submit case for Resolution after Respondent City of Tuguegarao and City Treasurer failed to file their Comment on the Petition for Review filed by PLDT. On January 3, 2014, PLDT received an Entry of Appearance with Motion for Extension of Time to File Memorandum filed by the new counsel of the City of Tuguegarao asking the CTA to allow the City of Tuguegarao to file its Memorandum on or before January 14, 2014. Said Motion for Extension of Time to File Memorandum was denied by the CTA in a Resolution dated January 14, 2014.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160, or R.A. No. 7160). The RTC of the City of Makati issued a temporary restraining order on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. On April 30, 2012, the RTC rendered a decision giving the petition due course and the assailed tax assessment nullified and set aside. The Province of Cagayan was directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then filed a Petition for Review before the Court of Tax Appeals in the City of Quezon on June 19, 2012, appealing the RTC Decision dated April 30, 2012. In a Decision promulgated on July 25, 2013, the Court of Tax Appeals ruled that the franchise tax assessment made by the Province of Cagayan against Smart covering the periods from 2004 to 2009 based on “presumptive tax” is null and void for lack of legal and factual justifications.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. Digitel has fully settled its obligation with the Province of Pangasinan with respect to franchise tax and is currently in talks with the Province for the settlement of the real property tax. However, in the case of Digitel vs. City Government of Batangas (G.R. No. 156040, December 11, 2008), the Supreme Court ruled that Digitel’s real properties used in its telecommunications business are subject to the real property tax. On June 16, 2009, the Supreme Court denied Digitel’s Motion for Reconsideration. Digitel has already fully settled its obligation with the City Government of Batangas and in an order dated January 8, 2012, the case has been terminated by the Regional Trial Court, Branch 8 of Batangas City.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato (Civil Case No. 2010-345, February 2010), DMPI filed a Petition for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to real property tax delinquencies. DMPI is awaiting confirmation from external counsel and there are still ongoing negotiations for the reassessment of the valuation of DMPI sites.

In the DMPI vs. City of Davao (Special Civil Case No. 33,823-11, March 2011), DMPI’s Petition for Prohibition and Mandamus sought the Court’s intervention due to the threats issued by the City of Davao to stop the operations of DMPI business centers in the locality due to lack of business permits. DMPI contended that the City of Davao’s act of refusing to process its applications due to failure to pay real property taxes and business taxes is unwarranted, being that it is exempt under its BOI registration and prevailing laws. The case is in pre-trial stage. DMPI paid local business taxes and real property tax on tower and improvements. The City of Davao’s Legal Officer issued a letter-opinion declaring DMPI’s machinery as exempt from real property tax. The Office of the City Assessor has already confirmed this ruling, and issued a Tax Declaration declaring all machineries of DMPI located in the City of Davao as “Tax-Exempt”. DMPI has filed a Motion seeking the dismissal of the case considering these developments and its pending resolution.

In the DMPI vs. City Government of Malabon (Special Civil Action 11-011-MN, November 2011), DMPI filed a Petition for Prohibition and Mandamus against the City of Malabon to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities. DMPI was able to secure a Temporary Restraining Order to defer the sale. There is an ongoing mediation and the parties are exploring the possibility of settling amicably.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo (Special Civil Action Case No. Br. 20-542, September 2011), DMPI filed a petition for Prohibition and Mandamus with Preliminary Injunction and Temporary Restraining Order against the Tower Fee Ordinance of the Municipality of San Mateo.  The parties have already submitted their respective memorandum and the case is already submitted for resolution. The RTC denied DMPI’s petition. In June, 2013, DMPI filed a motion for reconsideration and sought the inhibition of the presiding judge. The inhibition was granted, and the Motion for Reconsideration is now pending resolution by the newly assigned Judge.

Meanwhile, in DMPI vs. the City Government of Santiago City and the City Permits and License Inspection Office of Santiago City, Isabela (CA-G.R. SP No. 127253) (Special Civil Action Case No. 36-0360, February 2011), the City Government of Santiago City filed an appeal with the Court of Appeals after the lower court granted DMPI’s petition and ruled as unconstitutional the provision of the ordinance imposing the Php200,000 per cell site per annum. DMPI has already filed its comment to the petition and the matter is now awaiting resolution.

DMPI vs. City of Trece Martires (Civil Case No. TMSCA-004-10, February 2010) – DMPI petitioned to declare void the Trece Martires ordinance of imposing tower fee of Php150,000 for each cell site annually. Application for the issuance of a preliminary injunction by DMPI is pending resolution.

Globe Telecoms, et al. vs. City of Lipa (Civil Case No. 2006-0568, 2006) – Globe filed a Protest of Assessment questioning the act of the LGU in assessing tower fees for its sites amounting to Php105,000 per year. A joint Memoranda for Smart, DTPI and DMPI was submitted in June 2013 pertaining to the issue of whether the Ordinance is a regulatory or tax imposition.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Pursuant to an agreement between PLDT and ETPI, the arbitration proceedings have been suspended.

Matters Relating to the Gamboa Case and the recent Jose M. Roy III Petition

In the Gamboa Case, the Supreme Court in its decision dated June 28, 2011, or the Gamboa Case Decision, held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus, in the case of PLDT, only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. The Gamboa Case Decision reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60%-40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution. Several Motions for Reconsideration of the Gamboa Case Decision were filed by the parties. On October 18, 2012, the Gamboa Case Decision became final and executory.

While PLDT was not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

On July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital stock into preferred shares with full voting rights, or Voting Preferred Stock, and serial preferred shares without voting rights, and other conforming amendments, or the Amendments.  The Amendments were approved by the stockholders of PLDT on March 22, 2012 and by the Philippine SEC on June 5, 2012.

On October 12, 2012, the Board of Directors of PLDT approved the specific rights, terms and conditions of the Voting Preferred Stock and authorized the subscription and issuance thereof to BTFHI, a Filipino corporation. On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock, or the Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT.

On May 30, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, or the Philippine SEC Guidelines, which provides under Section 2 thereof, as follows: “All covered corporations shall, at all times, observe the constitutional or statutory ownership requirement. For purposes of compliance therewith, the required percentage of Filipino ownership shall be applied to both: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; and (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT was, and continues to be, compliant with the Philippine SEC Guidelines. As at end of December 31, 2013, PLDT’s foreign ownership was 31.53% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 17.33% of its total outstanding capital stock.

On June 10, 2013, PLDT was served a copy of a Petition for Certiorari under Rule 65 of the Revised Rules of Court, or the Petition, filed with the Supreme Court by Jose M. Roy III as petitioner against the Chairperson of the Philippine SEC, Teresita Herbosa, the Philippine SEC and PLDT as respondents. The Petition primarily questions the constitutionality of the Philippine SEC Guidelines in determining the nationality of a Philippine company pursuant to the Gamboa Case Decision and Section 11, Article XII of the Constitution. Per the Philippine SEC Guidelines, the Philippine nationality requirement of Section 11, Article XII of the Constitution is met if at least 60% of: (a) the outstanding voting stocks; and (b) the outstanding capital stock of the company is owned by Filipinos.

The Petition admits that if the Philippine SEC Guidelines were to be followed, PLDT would be compliant with the nationality requirement of the Philippine Constitution. However, the Petition claims that the Philippine SEC Guidelines do not conform to the letter and spirit of the Constitution and the Gamboa Case Decision supposedly requiring the application of the 60%-40% ownership requirement in favor of Filipino citizens separately to each class of shares, whether common, preferred non-voting, preferred voting or any other class of shares, or the Other Gamboa Statements. The Petition also claims that the PLDT-BTF does not satisfy the effective Filipino-control test for purposes of incorporating BTFHI which acquired the 150 million Voting Preferred Shares.

Wilson C. Gamboa, Jr., Daniel V. Cartagena, John Warren P. Gabinete, Antonio V. Pesina, Jr., Modesto Martin Y. Mamon and Gerardo C. Erebaren, or the Intervenors, filed a Motion for Leave to file Petition-In-Intervention dated July 16, 2013 which the Supreme Court granted in a Resolution dated August 6, 2013. The Petition-In-Intervention raised identical arguments and issues as that of the Petition.

PLDT, through counsels, filed its Comment on the Petition on September 5, 2013. In its Comment, PLDT raised the following defenses: (a) Petitioner’s direct recourse to the Supreme Court in filing the petition violates the fundamental doctrine of the hierarchy of courts. There are no compelling reasons to invoke the Supreme Court’s original jurisdiction; (b) The Petition was prematurely brought before the Supreme Court. Petitioner failed to exhaust administrative remedies before the Philippine SEC, and there are facts yet to be established (in the lower courts) that are necessary for a proper and complete ruling; (c) The Petition is in the nature of a petition for mandamus and/or declaratory relief which, under Rules 65 and 63 of the Rules of Court, are not within the exclusive and/or original jurisdiction of the Supreme Court, as provided under Article VIII, Sections 5(1), 5(5), 6 and 11 of the Constitution and Rule 56 of the Rules of Court; (d) The Petition must be dismissed in as much as it is challenging the validity and constitutionality of a Memorandum Circular, which was issued in the exercise of the Philippine SEC’s quasi-legislative power, for which a petition for certiorari is an inappropriate remedy; (e) Assuming arguendo that the issuance of Philippine SEC Memorandum Circular No. 8 involved the exercise by the Philippine SEC of its quasi-judicial power, the Petition still cannot prosper since the issue of the validity and constitutionality of Philippine SEC Memorandum Circular No. 8 does not pertain to errors of jurisdiction on the part of the Philippine SEC; (f) Petitioner is not the proper party to question the constitutionality of the Philippine SEC Guidelines and PLDT’s compliance with the Gamboa decision and the Petition is likewise not a valid taxpayer’s suit and should not be entertained by the Supreme Court; (g) The Petition seeks relief that effectively deprives the necessary and indispensable parties affected thereby (such as, BTFHI, MediaQuest, PLDT-BTF, and all corporations in which PLDT-BTF made an investment and their subsidiaries) of their constitutional right to due process, all of whom were not impleaded as parties; and (h) Philippine SEC Memorandum Circular No. 8 merely implemented the dispositive portion of the Gamboa Case Decision.

Particularly, for the defense under (h) above, PLDT argued that: (a) the only binding and enforceable part of the Gamboa Case Decision is the dispositive portion, which defined the term “capital” under Article XII, Section 11 of the 1987 Constitution as “shares of stock entitled to vote in the election of directors”, and such dispositive portion of the Gamboa Case Decision is properly reflected and enforced in Philippine SEC Memorandum Circular No. 8. The Other Gamboa Statements were just “obiter dicta” or expressions of opinion which have no precedential value and binding effect; and (b) with respect to the nationality of PLDT-BTF and BTFHI, the fundamental requirements which needs to be satisfied in order for PLDT-BTF and BTFHI to be considered Filipino is for PLDT-BTF’s Trustees to be Filipinos and 60% of the Fund will accrue to the benefit of Philippine nationals. This is reflected in Section 3(a) of Republic Act No. 7042, as amended, or the Foreign Investment Act, which provides that the term “Philippine national” includes “a trustee of funds for pension or other employee retirement or separation benefits, where the trustee is a Philippine national and at least 60% of the fund will accrue to the benefit of “Philippine nationals”. Both requirements are present with respect to the PLDT-BTF. Consequently, there is no question that PLDT-BTF and BTFHI are Filipino shareholders for purposes of classifying their 150 million shares of Voting Preferred Stock in PLDT and as a result, more than 60% of PLDT’s total voting stock is Filipino-owned. PLDT is thus compliant with the Philippine nationality requirement under Article XII, Section 11 of the 1987 Constitution.

PLDT filed its Comment on the Petition-in-intervention on October 22, 2013. PLDT raised identical defenses and arguments in its Comment on the Petition-in-intervention as that of its Comment on the Petition.

The resolution of the Jose M. Roy III Petition and the Petition-In-Intervention remains pending with the Supreme Court.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for Legal Contingencies and Tax Assessments.

27.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our financial assets and financial liabilities as at December 31, 2013 and 2012, and January 1, 2012:

			Financial		Available-for-sale	Financial	Total financial
	Loans		instruments	Derivatives used	financial	liabilities carried	assets and
	and receivables	HTM investments	at FVPL	for hedging	investments	at amortized cost	liabilities
	(in million pesos)
Assets as at December 31, 2013
Noncurrent:
Available-for-sale financial investments	–	–	–	–	220	–	220
Investment in debt securities and other long-term investments	2,172	471	–	–	–	–	2,643
Derivative financial assets	–	–	–	24	–	–	24
Advances and other noncurrent assets – net of current portion	2,285	–	–	–	–	–	2,285
Current:
Cash and cash equivalents	31,905	–	–	–	–	–	31,905
Short-term investments	127	–	591	–	–	–	718
Trade and other receivables	17,564	–	–	–	–	–	17,564
Derivative financial assets	–	–	10	–	–	–	10
Current portion of advances and other noncurrent assets	7,987	–	–	–	–	–	7,987
Total assets	62,040	471	601	24	220	–	63,356

Liabilities as at December 31, 2013
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	88,930	88,930
Derivative financial liabilities	–	–	1,853	16	–	–	1,869
Customers’ deposits	–	–	–	–	–	2,545	2,545
Deferred credits and other noncurrent liabilities	–	–	–	–	–	19,716	19,716
Current:
Accounts payable	–	–	–	–	–	33,144	33,144
Accrued expenses and other current liabilities	–	–	–	–	–	57,611	57,611
Current portion of interest-bearing financial liabilities	–	–	–	–	–	15,171	15,171
Dividends payable	–	–	–	–	–	932	932
Derivative financial liabilities	–	–	65	40	–	–	105
Total liabilities	–	–	1,918	56	–	218,049	220,023

Net assets (liabilities)	62,040	471	(1,317)	(32)	220	(218,049)	(156,667)

Assets as at December 31, 2012
Noncurrent:
Available-for-sale financial investments	–	–	–	–	5,651	–	5,651
Investment in debt securities and other long-term investments – net of current portion	205	–	–	–	–	–	205
Advances and other noncurrent assets – net of current portion	962	–	–	–	–	–	962
Current:
Cash and cash equivalents	37,161	–	–	–	–	–	37,161
Short-term investments	24	–	550	–	–	–	574
Trade and other receivables	16,379	–	–	–	–	–	16,379
Current portion of investment in debt securities and other long-term investments	–	150	–	–	–	–	150
Current portion of advances and other noncurrent assets	7,915	–	–	–	–	–	7,915
Total assets	62,646	150	550	–	5,651	–	68,997

Liabilities as at December 31, 2012 (As adjusted – Note 2)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	102,821	102,821
Derivative financial liabilities	–	–	2,802	–	–	–	2,802
Customers’ deposits	–	–	–	–	–	2,529	2,529
Deferred credits and other noncurrent liabilities	–	–	–	–	–	19,224	19,224
Current:
Accounts payable	–	–	–	–	–	29,027	29,027
Accrued expenses and other current liabilities	–	–	–	–	–	56,662	56,662
Current portion of interest-bearing financial liabilities	–	–	–	–	–	12,989	12,989
Dividends payable	–	–	–	–	–	827	827
Derivative financial liabilities	–	–	70	348	–	–	418
Total liabilities	–	–	2,872	348	–	224,079	227,299

Net assets (liabilities)	62,646	150	(2,322)	(348)	5,651	(224,079)	(158,302)

Assets as at January 1, 2012
Noncurrent:
Available-for-sale financial investments	–	–	–	–	7,181	–	7,181
Investment in debt securities and other long-term investments	–	150	–	–	–	–	150
Advances and other noncurrent assets – net of current portion	1,147	–	–	–	–	–	1,147
Current:
Cash and cash equivalents	46,057	–	–	–	–	–	46,057
Short-term investments	24	–	534	–	–	–	558
Trade and other receivables	16,245	–	–	–	–	–	16,245
Derivative financial assets	–	–	366	–	–	–	366
Current portion of investment in debt securities and other long-term investments	–	358	–	–	–	–	358
Current portion of advances and other noncurrent assets	18	–	–	–	–	–	18

Total assets	63,491	508	900	–	7,181	–	72,080

Liabilities as at January 1, 2012
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	91,280	91,280
Derivative financial liabilities	–	–	2,235	–	–	–	2,235
Customers’ deposits	–	–	–	–	–	2,272	2,272
Deferred credits and other noncurrent liabilities	–	–	–	–	–	20,343	20,343
Current:
Accounts payable	–	–	–	–	–	27,982	27,982
Accrued expenses and other current liabilities	–	–	–	–	–	40,459	40,459
Current portion of interest-bearing financial liabilities	–	–	–	–	–	26,009	26,009
Dividends payable	–	–	–	–	–	2,583	2,583
Derivative financial liabilities	–	–	922	2	–	–	924
Total liabilities	–	–	3,157	2	–	210,928	214,087

Net assets (liabilities)	63,491	508	(2,257)	(2)	7,181	(210,928)	(142,007)

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2013 and 2012, and January 1, 2012 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value				Fair Value
	December 31,		January 1,	December 31,		January 1,
	2013	2012	2012	2013	2012	2012
		(As adjusted – Note 2)			(As adjusted – Note 2)
			(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments:
Listed equity securities	97	89	81	97	89	81
Unlisted equity securities	123	5,562	7,100	123	5,562	7,100
Investment in debt securities and other long-term investments – net of current portion	2,643	205	150	2,668	219	158
Derivative financial assets:
Interest rate swap	24	–	–	24	–	–
Advances and other noncurrent assets – net of current portion	2,285	962	1,147	2,043	912	1,061

Total noncurrent financial assets	5,172	6,818	8,478	4,955	6,782	8,400

Current Financial Assets
Derivative financial assets:
Short-term currency swap	10	–	–	10	–	–
Long-term currency swap	–	–	356	–	–	356
Forward foreign exchange contracts	–	–	10	–	–	10
Total current financial assets	10	–	366	10	–	366

Total Financial Assets	5,182	6,818	8,844	4,965	6,782	8,766

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	88,924	102,811	91,273	93,165	110,431	95,052
Obligations under finance leases	6	10	7	6	9	7
Derivative financial liabilities:
Long-term currency swap – net of current portion	1,788	2,681	2,090	1,788	2,681	2,090
Interest rate swap – net of current portion	81	121	145	81	121	145
Customers’ deposits	2,545	2,529	2,272	2,044	2,200	1,772
Deferred credits and other noncurrent liabilities	19,716	19,224	20,343	18,696	18,176	19,420

Total noncurrent financial liabilities	113,060	127,376	116,130	115,780	133,618	118,486

Current Financial Liabilities
Derivative financial liabilities:
Current portion of interest rate swap	105	70	89	105	70	89
Equity forward sale contract	–	348	–	–	348	–
Current portion of long-term currency swap	–	–	834	–	–	834
Current portion of forward foreign exchange contracts	–	–	1	–	–	1

Total current financial liabilities	105	418	924	105	418	924

Total Financial Liabilities	113,165	127,794	117,054	115,885	134,036	119,410

The following table sets forth the consolidated offsetting of financial assets and liabilities recognized as at December 31, 2013:

		Gross amounts of
		recognized
		financial assets
	Gross amounts	and liabilities	Net amount
	of recognized	set-off in the	presented in the
	financial assets	statement of	statement of
	and liabilities	financial position	financial position
	(in million pesos)
December 31, 2013
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap	180	156	24
Current Financial Assets
Trade and other receivables
Foreign administrations	7,554	1,833	5,721
Corporate subscribers	2,162	107	2,055
Domestic carriers	6,348	4,967	1,381
Derivative financial instruments
Interest rate swap	73	73	–
Total	16,317	7,136	9,181

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	246	165	81
Current Financial Liabilities
Accounts payable
Suppliers and contractors	29,911	112	29,799
Carriers	4,846	2,582	2,264
Derivative financial instruments
Current portion of interest rate swap	173	68	105

Total	35,176	2,927	32,249

There were no financial instruments subject to an enforceable master netting arrangement that were not set-off in the consolidated statement of financial position.

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for complete sets of financial statements as at December 31, 2013 and 2012, and January 1, 2012. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	December 31,						January 1,
	2013			2012			2012
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
				(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments – Listed equity securities	97	–	97	89	–	89	81	–	81
Derivative financial assets	–	24	24	–	–	–	–	–	–
Current Financial Assets
Short-term investments	–	591	591	–	550	550	–	534	534
Derivative financial assets	–	10	10	–	–	–	–	366	366

Total	97	625	722	89	550	639	81	900	981

Noncurrent Financial Liabilities
Derivative financial liabilities	–	1,869	1,869	–	2,802	2,802	–	2,235	2,235
Current Financial Liabilities
Derivative financial liabilities	–	105	105	–	418	418	–	924	924

Total	–	1,974	1,974	–	3,220	3,220	–	3,159	3,159

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2013 and 2012, and January 1, 2012, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3). There were also no transfers into and out of Level 3 during the year.

As at December 31, 2013 and 2012, and January 1, 2012, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy

Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus counterparties’ credit spread.	Level 3

Fixed Rate Loans:
U.S. dollar notes	Quoted market price.	Level 1

Other loans in all other currencies
Estimated fair value
is based on the
discounted value of
future cash flows
using the applicable
Commercial Interest
Reference Rate and
Philippine Dealing
System Treasury
Fixing, or PDST-F,
rates for similar
types of loans plus
PLDT’s credit spread.
Level 3

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus PLDT’s credit spread.	Level 3

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Equity forward sale contract: The fair values were adjusted as the present value of estimated future cash flows using equity prices and Philippine peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Available-for-sale financial investments: Fair values of available-for-sale financial investments, which consist of proprietary listed shares, were determined using quoted prices. For investment where there is no active market, investments are carried at cost less any accumulated impairment losses.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. Interest rate swap agreements were designated as cash flow hedges by PLDT and Smart as at December 31, 2013. Equity forward sale contract was designated as cash flow hedge by ePLDT as at December 31, 2012 and January 1, 2012 and forward foreign exchange contracts were designated as cash flow hedges by SPi and SPi CRM, Inc., or SPi CRM, as at January 1, 2012.

The table below sets out the information about our derivative financial instruments as at December 31, 2013 and 2012, and January 1, 2012:

		December 31,						January 1,
		2013			2012			2012
				Mark-to-			Mark-to-			Mark-to-
				market Gains			market			market Gains
	Maturity	Notional		(Losses)	Notional		Losses	Notional		(Losses)
					(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	2017	US$	202	(Php1,788)	US$	202	(Php2,681)	US$	222	(Php2,090)
	2012		–	–		–	–		100	(834)
	2012		–	–		–	–		60(1)	356
Short-term currency swaps	2014		6	4		–	–		–	–

PGIH
Short-term currency swaps	2014		10	6		–	–		–	–
DMPI
Interest rate swaps	2017		44	(130)		57	(191)		69	(234)

				(1,908)			(2,872)			(2,802)

Transactions designated as hedges:
Cash flow hedges:
PLDT
Interest rate swaps	2018		120	11		–	–		–	–
Smart
Interest rate swaps	2016		75	(11)		–	–		–	–
	2017		39	(6)		–	–		–	–
	2018		40	(26)		–	–		–	–
ePLDT Group
Equity forward sale contract	2013		–	–	211 shares		(348)		–	–
SPi Group
Forward foreign exchange contracts	2012		–	–		–	–		57	10
	2013		–	–		–	–		(4)	(1)

				(32)			(348)			9

Net liabilities				(Php1,940)			(Php3,220)			(Php2,793)

(1)	Overlay principal only swap agreements to effectively unwind a portion of the outstanding long-term principal only swap agreement matured in 2012.

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Presented as:
Noncurrent assets	24	–	–
Current assets	10	–	366
Noncurrent liabilities	(1,869)	(2,802)	(2,235)
Current liabilities	(105)	(418)	(924)

Net liabilities	(1,940)	(3,220)	(2,793)

Movements of mark-to-market losses for the years ended December 31, 2013 and 2012 are summarized as follows:

	2013	2012
	(in million pesos)
Net mark-to-market losses at beginning of the year	(3,220)	(2,793)
Gains (losses) on derivative financial instruments	816	(1,661)
Effective portion recognized in the profit or loss for the cash flow hedges	387	418
Settlements, accretions and conversions	156	785
Interest expense	(12)	–
Net gains (losses) on cash flow hedges charged to other comprehensive income	(67)	92
Discontinued operations (Note 2)	–	(61)

Net mark-to-market losses at end of the year	(1,940)	(3,220)

Analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
		(in million pesos)
Gains (losses) on derivative financial instruments (Note 4)	816	(1,661)	560
Hedge cost	(305)	(320)	(363)

Net gains (losses) on derivative financial instruments	511	(1,981)	197
Discontinued operations (Notes 2 and 4)	–	(28)	4

Net gains (losses) on derivative financial instruments from continuing operations (Note 4)	511	(2,009)	201

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Interest Rate Swaps

On May 17, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate.  Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on June 6, 2013) and in exchange, will pay a fixed rate of 1.945%.

On June 26, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate.  Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on September 6, 2013) and in exchange, will pay a fixed rate of 2.385%.

On July 19, 2013, PLDT entered into a five-year interest rate swap agreement with a notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on September 6, 2013) and in exchange, will pay a fixed rate of 2.25%.

The interest rate swap agreements were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement.  As at December 31, 2013, the mark-to-market gains of the interest swap with aggregate notional amount of US$120 million and recognized in other comprehensive income amounted to Php11 million. There was no ineffective portion in the fair value of these instruments recognized in the consolidated statement of income for the year ended December 31, 2013. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

Long-term Currency Swaps

PLDT has entered into long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php49.85 for the years ended December 31, 2013 and 2012, and Php50.45 for the year ended December 31, 2011. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.42% per annum for the years ended December 31, 2013 and 2012, and 3.04% per annum for the year ended December 31, 2011.

The long-term currency swaps that we entered to hedge the 2012 fixed rate notes with notional amount of US$100 million matured on May 15, 2012, with total cash settlement of Php941 million. On various dates from August to November 2012, the long-term principal only-currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement of Php256 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$202 million as at December 31, 2013 and 2012. The mark-to-market losses of the 2017 swaps with a notional amount of US$202 million amounted to Php1,788 million and Php2,681 million as at December 31, 2013 and 2012, respectively. The mark-to-market losses of the 2012 and 2017 swaps with notional amounts of US$100 million and US$222 million, respectively, amounted to Php834 million and Php2,090 million, respectively, as at January 1, 2012.

On various dates from October to November 2010, PLDT entered into several overlay principal only swap agreements with an aggregate notional amount of US$60 million to effectively unwind a portion of the outstanding long-term principal only-currency swap agreement maturing in 2012. The overlay swaps are offsetting swaps which carry the direct opposite terms and cash flows of our existing swap agreement. As consideration for the overlay swaps, PLDT will pay an average fixed rate of 10.84% on a semi-annual basis over the life of the offsetting swaps. These overlay swap agreements have an aggregate mark-to-market gains of Php356 million as at January 1, 2012. These overlay swaps matured on May 15, 2012, where PLDT received proceeds amounting to Php565 million. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

Short-term Currency Swaps

In November 2013, PLDT also entered into short-term currency swap contracts to generate short-term peso liquidity while preserving U.S. dollar receipts for purposes of enhancing yields on our excess funds. The total outstanding swaps amounted to US$6 million with U.S. dollar forward purchase leg booked at an average exchange rate of Php43.79 resulting to mark-to-market gains of Php4 million as at December 31, 2013. The spot leg of these swaps were sold at an average exchange rate of Php43.84. There were no outstanding short-term currency swaps and forward foreign exchange contracts as at December 31, 2012 and January 1, 2012.

PGIH

Short-term Currency Swaps

In November 2013, PGIH entered into short-term currency swap contracts to generate short-term peso liquidity while preserving U.S. dollar cash for purposes of enhancing yields on the excess funds. The total outstanding swaps amounted to US$10 million with U.S. dollar forward purchase leg booked at an average exchange rate of Php43.78 resulting to mark-to-market gains of Php6 million as at December 31, 2013. The spot leg of these swaps were sold at an average exchange rate of Php43.83. There were no outstanding short-term currency swaps and forward foreign exchange contracts as at December 31, 2012 and January 1, 2012.

DMPI

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposures on the US$59.2 million U.S. dollar Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amounts under this agreement amounted to US$24 million, US$31 million and US$37 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. The mark-to-market losses amounted to Php70 million, Php102 million and Php125 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposures on the US$51.2 million U.S. dollar Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amounts under this agreement amounted to US$20 million, US$26 million and US$32 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. The mark-to-market losses amounted to Php60 million, Php89 million and Php109 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

Smart

On May 8, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$37 million to hedge its interest rate exposure on the outstanding balance of the US$60 million Loan Facility maturing in June 2016 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 6, 2013) and in exchange, will pay a fixed rate of 1.527%. The outstanding notional amount under this agreement amounted to US$37 million as at December 31, 2013. The mark-to-market losses amounted to Php5 million as at December 31, 2013. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 9, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$38 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in August 2016 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on February 19, 2014) and in exchange, will pay a fixed rate of 1.4275%.  The outstanding notional amount under this agreement amounted to US$38 million as at December 31, 2013. The mark-to-market losses amounted to Php6 million as at December 31, 2013. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 16, 2013, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$39 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in May 2017 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on November 29, 2013) and in exchange, will pay a fixed rate of 1.77%.  The outstanding notional amount under this agreement amounted to US$39 million as at December 31, 2013. The mark-to-market losses amounted to Php6 million as at December 31, 2013. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

On July 18, 2013, Smart entered into a five-year interest rate swap agreement with a notional amount of US$40 million to hedge its interest rate exposure on a portion of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on March 25, 2014) and in exchange, will pay a fixed rate of 2.36%. The outstanding notional amount under this agreement amounted to US$40 million as at December 31, 2013. The mark-to-market losses amounted to Php26 million as at December 31, 2013. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement.   As at December 31, 2013, mark-to-market losses amounting to Php43 million was recognized in other comprehensive income and Php6 million was recorded as interest accrual on the interest swap with aggregate notional amount of US$154 million. There was no ineffective portion in the fair value movements recognized in the consolidated statement of income for the year ended December 31, 2013.

ePLDT Group

On July 10, 2012, ePLDT entered into an equity forward sale contract amounting to Php4,310 million in order to hedge its exposure to the volatility of the share price of Philweb when it sold its investment in 398 million common shares of Philweb at a certain price in four tranches, which is expected to be completed by the end of 2013. The first and second tranches were transacted on July 13, 2012 and October 19, 2012, respectively. Each tranche was for 93.5 million common shares and for a total purchase price of Php1 billion each. On June 13, 2013, the third tranche was paid for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from December 12, 2012 to the actual date of payment of the third tranche, or Php1 billion. On December 13, 2013, the fourth tranche was paid for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from December 12, 2012 to the actual date of payment of the fourth tranche, or Php1.3 billion. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations and Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment of ePLDT in Philweb. The mark-to-market losses recognized in the profit or loss at the inception of this contract amounted to Php727 million. The gains and losses from the inception of this contract will be recognized in cumulative translation adjustments and are expected to be realized in profit or loss upon occurrence of each tranche. The mark-to-market loss transferred from cumulative translation adjustment to profit or loss in relation with the first and second tranches in 2012 amounted to Php387 million and Php396 million in relation with the third and fourth tranches in 2013 were recognized as a reduction on the gain of sale of Philweb shares presented as part of other income in our consolidated income statements. The sale was completed on December 13, 2013 thus, no outstanding equity forward sale contract as at December 31, 2013. The mark-to-market losses as at December 31, 2012 amounted to Php348 million. The mark-to-market loss recognized for the years ended December 31, 2013 and 2012, representing the ineffective portion of the loss in the fair value of the contract, amounted to Php5 million and Php3 million, respectively,

SPi Group

In February and March 2011, SPi CRM and SPi entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of monthly dollar denominated revenues and peso denominated expenses, respectively, maturing March 2011 up to October 2012. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues and monthly peso expenses hedged.

On December 6, 2011, SPi CRM changed its functional currency from Philippine peso to U.S. dollar resulting for all its outstanding hedges to become ineffective starting from that date and mark-to-market gains and losses thereafter are recognized in profit or loss. The mark-to-market gains of SPi CRM and SPi’s outstanding forward exchange contracts that were designated as hedges with notional amounts of US$24 million and US$29 million, respectively, amounted to Php9 million as at January 1, 2012. In January 2012, SPi CRM pre-terminated all outstanding ineffective hedges.

In March 2012, SPi CRM entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of its monthly peso denominated expenses maturing from June 29, 2012 to December 26, 2013. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly peso expenses hedged.

The mark-to-market gains of SPi CRM and SPi’s outstanding forward exchange contracts that were designated as hedges and presented as part of derivative financial liabilities under liabilities directly associated with assets classified as held-for-sale with notional amounts of US$29 million and US$26 million, respectively, amounted to Php61 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

The mark-to-market gains of SPi CRM and SPi’s outstanding forward exchange contracts were no longer included in our consolidated financial statements since April 30, 2013, which is the closing date of the sale of our BPO segment.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial liabilities are not reviewed in a timely manner and that our working capital requirements and planned capital expenditures are not met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains strong and more than sufficient to support our capital expenditure requirements and service our debt and financing obligations as a consequence of higher cash from operations following more rational competition for the wireless business and the expected growth in data revenues. Furthermore, we can easily tap bank credit facilities to settle obligations, as necessary. We have cash and cash equivalents, and short-term investments amounting to Php31,905 million and Php718 million, respectively, as at December 31, 2013, which we can use to meet our short-term liquidity needs. See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2013 and 2012, and January 1, 2012:

                                                                                       Less than
                                                               Total                    1 year         1-3 years        3-5 years   More than 5 years

                                                                                                   (in million pesos)

 December 31, 2013

    Loans and receivables:                                                          70,738         66,169                   2,819          1,608                    142

   Advances and other noncurrent assets                                       10,384       7,987                  958       1,297                 142

   Cash equivalents                                                           25,967      25,967                    –           –                   –

   Short-term investments                                                        127         127                    –           –                   –

   Investment in debt securities and other long-term investments               2,172           –                1,861         311                   –

   Retail subscribers                                                         12,563      12,563                    –           –                   –

   Corporate subscribers                                                       7,904       7,904                    –           –                   –

   Foreign administrations                                                     5,840       5,840                    –           –                   –

   Domestic carriers                                                           1,461       1,461                    –           –                   –

   Dealers, agents and others                                                  4,320       4,320                    –           –                   –

    HTM investments:                                                                   471              –                       –            321                    150

   Investment in debt securities and other long-term investments                 471           –                    –         321                 150

    Financial instruments at FVPL:                                                     591            591                       –              –                      –

   Short-term investments                                                        591         591                    –           –                   –

    Available-for-sale financial investments                                           220              –                       –              –                    220
-----------------------------------------   ----------------------------------------   ---------   ------------------   ---------   -----------------

   Total                                                                      72,020      66,760                2,819       1,929                 512
--------                                    ----------------------------------------   ---------   ------------------   ---------   -----------------

 December 31, 2012

    Loans and receivables:                                                          70,437         69,158                     686            453                    140

   Advances and other noncurrent assets                                        8,989       7,915                  686         248                 140

   Cash equivalents                                                           31,550      31,550                    –           –                   –

   Short-term investments                                                         24          24                    –           –                   –

   Investment in debt securities and other long-term investments                 205           –                    –         205                   –

   Retail subscribers                                                         10,568      10,568                    –           –                   –

   Corporate subscribers                                                       8,100       8,100                    –           –                   –

   Foreign administrations                                                     4,960       4,960                    –           –                   –

   Domestic carriers                                                           1,707       1,707                    –           –                   –

   Dealers, agents and others                                                  4,334       4,334                    –           –                   –

    HTM investments:                                                                   150            150                       –              –                      –

   Investment in debt securities and other long-term investments                 150         150                    –           –                   –

    Financial instruments at FVPL:                                                     550            550                       –              –                      –

   Short-term investments                                                        550         550                    –           –                   –

    Available-for-sale financial investments                                         5,651              –                       –              –                  5,651
-----------------------------------------   ----------------------------------------   ---------   ------------------   ---------   -----------------

   Total                                                                      76,788      69,858                  686         453               5,791
--------                                    ----------------------------------------   ---------   ------------------   ---------   -----------------

 January 1, 2012

    Loans and receivables:                                                          73,626         72,479                     899            201                     47

   Advances and other noncurrent assets                                        1,165          18                  899         201                  47

   Cash equivalents                                                           41,420      41,420                    –           –                   –

   Short-term investments                                                         24          24                    –           –                   –

   Retail subscribers                                                         11,302      11,302                    –           –                   –

   Corporate subscribers                                                       9,200       9,200                    –           –                   –

   Foreign administrations                                                     4,961       4,961                    –           –                   –

   Domestic carriers                                                           1,323       1,323                    –           –                   –

   Dealers, agents and others                                                  4,231       4,231                    –           –                   –

    HTM investments:                                                                   508            358                     150              –                      –

   Investment in debt securities and other long-term investments                 508         358                  150           –                   –

    Financial instruments at FVPL:                                                     534            534                       –              –                      –

   Short-term investments                                                        534         534                    –           –                   –

    Available-for-sale financial investments                                         7,181              –                       –              –                  7,181
-----------------------------------------   ----------------------------------------   ---------   ------------------   ---------   -----------------

   Total                                                                      81,849      73,371                1,049         201               7,228
--------                                    ----------------------------------------   ---------   ------------------   ---------   -----------------

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2013 and 2012, and January 1, 2012:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
			(in million pesos)
December 31, 2013
Debt(1):	123,623	2,774	48,824	35,908	36,117
Principal	104,472	2,576	37,822	31,549	32,525
Interest	19,151	198	11,002	4,359	3,592
Lease obligations:	14,574	7,711	3,198	2,016	1,649
Operating lease	14,562	7,710	3,187	2,016	1,649
Finance lease	12	1	11	–	–
Unconditional purchase obligations(2)	231	66	44	44	77
Other obligations:	109,405	84,869	14,841	7,627	2,068
Derivative financial liabilities(3):	2,274	92	923	1,259	–
Long-term currency swap	2,086	–	833	1,253	–
Interest rate swap	188	92	90	6	–
Various trade and other obligations:	107,131	84,777	13,918	6,368	2,068
Suppliers and contractors	49,314	29,799	13,183	6,332	–
Utilities and related expenses	31,576	31,483	68	5	20
Liability from redemption of preferred shares	7,952	7,952	–	–	–
Employee benefits	5,350	5,350	–	–	–
Customers’ deposits	2,545	–	466	31	2,048
Carriers	2,264	2,264	–	–	–
Dividends	932	932	–	–	–
Others	7,198	6,997	201	–	–

Total contractual obligations	247,833	95,420	66,907	45,595	39,911

December 31, 2012 (As Adjusted – Note 2)
Debt(1):	144,467	3,981	56,353	48,417	35,716
Principal	117,115	3,641	41,469	42,492	29,513
Interest	27,352	340	14,884	5,925	6,203
Lease obligations:	13,655	7,059	3,641	1,832	1,123
Operating lease	13,634	7,057	3,623	1,831	1,123
Finance lease	21	2	18	1	–
Unconditional purchase obligations(2)	413	167	246	–	–
Other obligations:	105,492	80,443	12,505	10,515	2,029
Derivative financial liabilities(3):	3,507	418	871	2,218	–
Long-term currency swap	2,968	–	770	2,198	–
Equity forward sale contract	348	348	–	–	–
Interest rate swap	191	70	101	20	–
Various trade and other obligations:	101,985	80,025	11,634	8,297	2,029
Suppliers and contractors	45,331	26,128	10,942	8,261	–
Utilities and related expenses	31,305	31,098	202	5	–
Liability from redemption of preferred shares	7,884	7,884	–	–	–
Employee benefits	5,488	5,488	–	–	–
Customers’ deposits	2,529	–	469	31	2,029
Carriers	2,007	2,007	–	–	–
Dividends	827	827	–	–	–
Others	6,614	6,593	21	–	–

Total contractual obligations	264,027	91,650	72,745	60,764	38,868

January 1, 2012
Debt(1):	142,271	16,378	62,213	39,476	24,204
Principal	119,410	15,348	48,141	33,971	21,950
Interest	22,861	1,030	14,072	5,505	2,254
Lease obligations:	17,826	6,352	5,324	2,998	3,152
Operating lease	17,810	6,349	5,317	2,992	3,152
Finance lease	16	3	7	6	–
Unconditional purchase obligations(2)	674	279	263	132	–
Other obligations:	91,828	66,223	14,976	7,072	3,557
Derivative financial liabilities(3):	3,789	589	1,026	701	1,473
Long-term currency swap	3,552	500	907	673	1,472
Interest rate swap	237	89	119	28	1
Various trade and other obligations:	88,039	65,634	13,950	6,371	2,084
Suppliers and contractors	45,604	25,476	13,761	6,367	–
Utilities and related expenses	23,839	23,834	5	–	–
Employee benefits	4,452	4,452	–	–	–
Dividends	2,583	2,583	–	–	–
Customers’ deposits	2,272	–	184	4	2,084
Carriers	1,642	1,642	–	–	–
Others	7,647	7,647	–	–	–

Total contractual obligations	252,599	89,232	82,776	49,678	30,913

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL. See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

	December 31,		January 1,
	2013	2012	2012
		(in million pesos)
Within one year	7,809	7,136	6,423
After one year but not more than five years	5,104	5,375	8,235
More than five years	1,649	1,123	3,152

	14,562	13,634	17,810

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php231 million, Php413 million and Php674 million as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php107,131 million, Php101,895 million and Php88,039 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php20 million, Php342 million and Php913 million as at December 31, 2013 and 2012, and January 1, 2012, respectively. These commitments will expire within one year.

Collateral

We have not made any pledges with respect to our financial liabilities as at December 31, 2013 and 2012, and January 1, 2012.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instruments will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange sale and purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative conversion adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2013 and 2012, and January 1, 2012:

December 31,					January 1,
2013			2012		2012
U.S. Dollar		Php(1)	U.S. Dollar	Php(2)	U.S. Dollar	Php(3)
		(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	49	2,172	5	205	–	–
Derivative financial assets	1	24	–	–	–	–
Advances and other noncurrent assets	1	32	1	28	2	83

Total noncurrent financial assets	51	2,228	6	233	2	83

Current Financial Assets
Cash and cash equivalents	145	6,450	128	5,267	165	7,248
Short-term investments	13	591	14	562	12	540
Trade and other receivables – net	173	7,685	179	7,360	215	9,445
Derivative financial assets	–	10	–	–	8	366

Total current financial assets	331	14,736	321	13,189	400	17,599

Total Financial Assets	382	16,964	327	13,422	402	17,682

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,047	46,477	1,058	43,442	906	39,806
Derivative financial liabilities	42	1,869	68	2,802	51	2,235

Total noncurrent financial liabilities	1,089	48,346	1,126	46,244	957	42,041

Current Financial Liabilities
Accounts payable	166	7,381	165	6,762	198	8,688
Accrued expenses and other current liabilities	125	5,552	166	6,832	129	5,677
Current portion of interest-bearing financial liabilities	292	12,966	221	9,065	349	15,328
Derivative financial liabilities	2	105	2	70	21	924

Total current financial liabilities	585	26,004	554	22,729	697	30,617

Total Financial Liabilities	1,674	74,350	1,680	68,973	1,654	72,658

(1)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.40 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2013.

(2)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php41.08 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2012.

(3)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php43.92 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at January 1, 2012.

As at March 3, 2014, the Philippine peso-U.S. dollar exchange rate was Php44.73 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine peso terms by Php426 million as at December 31, 2013.

Approximately 57%, 45% and 47% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2013 and 2012, and January 1, 2012, respectively. Consolidated foreign currency-denominated debt decreased to Php59,132 million as at December 31, 2013 from Php52,298 million as at December 31, 2012 and Php54,877 million as at January 1, 2012. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts was US$202 million as at December 31, 2013 and 2012, and US$262 million as at January 1, 2012. Consequently, the unhedged portion of our consolidated debt amounts was approximately 48% (or 41%, net of our consolidated U.S. dollar cash balances), 38% (or 33%, net of our consolidated U.S. dollar cash balances) and 37% (or 30%, net of consolidated U.S. dollar cash balances) as at December 31, 2013 and 2012, and January 1, 2012, respectively.

Approximately, 21% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the years ended December 31, 2013 and 2012 as compared with approximately 30% for the year ended December 31, 2011. Our consolidated expenses denominated in U.S. dollars and/or linked to U.S. dollars was approximately 11% for the year ended December 31, 2013 as compared with approximately 12% to 17% for the years ended December 31, 2012 and 2011, respectively. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso depreciated by 8.08% against the U.S. dollar to Php44.40 to US$1.00 as at December 31, 2013 from Php41.08 to US$1.00 as at December 31, 2012. As at December 31, 2012, the Philippine peso had appreciated by 6.47% against the U.S. dollar to Php41.08 to US$1.00 from Php43.92 to US$1.00 as at January 1, 2012. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php2,893 million and Php735 million for the years ended December 31, 2013 and 2011, respectively, while we recognized net consolidated foreign exchange gains of Php3,282 million for the year ended December 31, 2012. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until our next reporting date of March 31, 2014. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1% as compared to the exchange rate of Php44.40 to US$1.00 as at December 31, 2013. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1% as at December 31, 2013, with all other variables held constant, profit after tax for the year ended 2013 would have been approximately Php305 million higher/lower and our consolidated stockholders’ equity as at year end 2013 would have been approximately Php301 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2013 and 2012, and January 1, 2012. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2013

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	–	–	42	7	–	49	2,172	–	2,172	49	2,185
Interest rate	–	–	10.0000%	3.5000 to 4.000%	–	–	–	–	–	–	–
Philippine Peso	–	–	–	7	3	10	471	–	471	11	483
Interest rate	–	–	–	4.2500%	4.8370%	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	20	–	–	–	–	20	882	–	882	20	882
Interest rate	0.0100% to 0.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	97	–	–	–	–	97	4,303	–	4,303	97	4,303
Interest rate	0.0010% to 2.0000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	2	–	–	–	–	2	96	–	96	2	96
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	116	–	–	–	–	116	5,164	–	5,164	116	5,164
Interest rate	0.2500% to 4.0000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	469	–	–	–	–	469	20,803	–	20,803	469	20,803
Interest rate	0.5600% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	13	–	–	–	–	13	591	–	591	13	591
Interest rate	0.6050%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	3	–	–	–	–	3	127	–	127	3	127
Interest rate	1.5000%	–	–	–	–	–	–	–	–	–	–

	720	–	42	14	3	779	34,609	–	34,609	780	34,634

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–	–	–	234	–	234	10,401	67	10,334	274	12,160
Interest rate	–	–	–	8.3500%	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	–	65	26	33	–	124	5,493	99	5,394	126	5,598
Interest rate	–	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	–	–	–	–	–	–	–
Philippine Peso	17	29	14	197	647	904	40,125	46	40,079	949	42,120
Interest rate	6.3981%	3.9250% to 6.2600%	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	21	480	235	245	–	981	43,560	156	43,404	981	43,560
Interest rate	0.3500% to 1.8000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	–	–	–	–	–	–	–
Philippine Peso	20	2	1	1	86	110	4,893	14	4,879	110	4,893
Interest rate	PHP PDST-F + 0.3000%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	–	–	–	–	–	–

	58	576	276	710	733	2,353	104,472	382	104,090	2,440	108,331

As at December 31, 2012

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	–	–	–	5	–	5	205	–	205	5	219
Interest rate	–	–	–	4.0000%	–	–	–	–	–	–	–
Philippine Peso	4	–	–	–	–	4	150	–	150	4	154
Interest rate	7.0000%		–		–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	37	–	–	–	–	37	1,529	–	1,529	37	1,529
Interest rate	0.0100% to 0.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	84	–	–	–	–	84	3,445	–	3,445	84	3,445
Interest rate	0.1000% to 3.0000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	4	–	–	–	–	4	161	–	161	4	161
Interest rate	0.0100% to 0.7500%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	74	–	–	–	–	74	3,062	–	3,062	74	3,062
Interest rate	0.2500% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	694	–	–	–	–	694	28,488	–	28,488	694	28,488
Interest rate	1.1250% to 5.0000%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	14	–	–	–	–	14	557	–	557	14	557
Interest rate	9.1730%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	17	–	17	–	17
Interest rate	3.0000%	–	–	–	–	–	–	–	–	–	–

	911	–	–	5	–	916	37,614	–	37,614	916	37,632

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–	–	–	234	–	234	9,623	79	9,544	283	11,644
Interest rate	–	–	–	8.3500%	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	5	337	23	32	9	406	16,674	1,143	15,531	410	16,843
Interest rate	3.7900%	1.9000% to 3.9550%	1.9000% to 3.9550%	1.9000% to 3.9550%	3.9550%	–	–	–	–	–	–
Philippine Peso	–	35	132	522	686	1,375	56,469	45	56,424	1,475	60,576
Interest rate	–	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	27	312	127	175	23	664	27,278	55	27,223	664	27,278
Interest rate	0.4000% to 0.5000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	1.8000% over LIBOR	–	–	–	–	–	–
Philippine Peso	55	45	–	72	–	172	7,071	1	7,070	172	7,071
Interest rate	PHP PDST-F + 0.3000%	PHP PDST-F + 0.3000%	–	BSP overnight rate + 0.3000% to 0.5000%	–	–	–	–	–	–	–

	87	729	282	1,035	718	2,851	117,115	1,323	115,792	3,004	123,412

As at January 1, 2012

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
Philippine Peso	8	4	–	–	–	12	508	–	508	12	516
Interest rate	6.8750%	7.0000%	–	–	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	14	–	–	–	–	14	626	–	626	14	626
Interest rate	0.0100% to 0.7663%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	66	–	–	–	–	66	2,886	–	2,886	66	2,886
Interest rate	0.0100% to 3.1500%	–	–	–	–	–	–	–	–	–	–
Other Currencies	5	–	–	–	–	5	218	–	218	5	218
Interest rate	0.0100% to 2.0000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	133	–	–	–	–	133	5,824	–	5,824	133	5,824
Interest rate	0.2500% to 1.7000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	810	–	–	–	–	810	35,596	–	35,596	810	35,596
Interest rate	1.0000% to 4.8750%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	12	–	–	–	–	12	540	–	540	12	540
Interest rate	3.1020%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	18	–	18	–	18
Interest rate	3.5000%	–	–	–	–	–	–	–	–	–	–

	1,048	4	–	–	–	1,052	46,216	–	46,216	1,052	46,224

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	146	–	–	–	234	380	16,691	124	16,567	427	18,740
Interest rate	11.3750%	–	–	–	8.3500%	–	–	–	–	–	–
U.S. Dollar Fixed Loans	–	53	302	28	21	404	17,738	1,900	15,838	359	15,770
Interest rate	–	2.9900% to 3.9550%	2.2500% to 3.9550%	2.9900% to 3.9550%	3.9550%	–	–	–	–	–	–
Philippine Peso	121	137	122	590	187	1,157	50,818	38	50,780	1,194	52,454
Interest rate	5.6250% to 6.5708%	5.4692% to 8.4346%	5.4692% to 9.1038%	5.4963% to 9.1038%	5.4963% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	11	242	73	94	58	478	20,996	71	20,925	476	20,925
Interest rate	US$LIBOR + 0.7500%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	–	–	–	–	–	–
		to 1.8500%	to 1.8500%	to 1.8000%	to 1.8000%
Philippine Peso	1	147	20	61	–	229	10,059	3	10,056	229	10,056
Interest rate	PDST-F + 1.3750%	PDST-F + 0.3000%	PDST-F + 0.3000%	BSPovernight rate	–	–	–	–	–	–	–
				+ 0.3000% to
				0.5000%
Short-term Debt
Notes Payable
U.S. Dollar	35	–	–	–	–	35	1,537	–	1,537	35	1,537
	Bank’s
Interest rate	prime rate	–	–	–	–	–	–	–	–	–	–
Philippine Peso	36	–	–	–	–	36	1,572	–	1,572	36	1,572
Interest rate	4.0000%	–	–	–	–	–	–	–	–	–	–

	350	579	517	773	500	2,719	119,411	2,136	117,275	2,756	121,054

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2014. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 135 basis points higher/lower, respectively, as compared to levels as at December 31, 2013. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2013, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2013 would have been approximately Php16 million and Php67 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 135 basis points higher/lower as compared to market levels as at December 31, 2013, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2013 would have been approximately Php274 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2013 and 2012, and January 1, 2012:

	December 31, 2013
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	10,272	–	10,272
Cash and cash equivalents	31,905	241	31,664
Short-term investments	127	–	127
Investment in debt securities and other long-term investments	2,172	–	2,172
Foreign administrations	5,721	–	5,721
Retail subscribers	5,414	41	5,373
Corporate subscribers	2,055	135	1,920
Domestic carriers	1,381	–	1,381
Dealers, agents and others	2,993	1	2,992
HTM investments:
Investment in debt securities and other long-term investments	471	–	471
Available-for-sale financial investments	220	–	220
Financial instruments at FVPL:
Short-term investments	591	–	591
Short-term currency swaps	10	–	10
Derivatives used for hedging:
Interest rate swap	24	–	24

Total	63,356	418	62,938

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2013.

	December 31, 2012
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	8,877	12	8,865
Cash and cash equivalents	37,161	528	36,633
Short-term investments	24	–	24
Investment in debt securities and other long-term investments	205	–	205
Foreign administrations	4,861	–	4,861
Retail subscribers	4,079	27	4,052
Corporate subscribers	1,963	246	1,717
Domestic carriers	1,601	–	1,601
Dealers, agents and others	3,875	31	3,844
HTM investments:
Investment in debt securities and other long-term investments	150	–	150
Available-for-sale financial investments	5,651	–	5,651
Financial instruments at FVPL:
Short-term investments	550	–	550
Total	68,997	844	68,153

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2012.

	January 1, 2012
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	1,165	13	1,152
Cash and cash equivalents	46,057	574	45,483
Short-term investments	24	–	24
Foreign administrations	4,762	69	4,693
Retail subscribers	4,038	63	3,975
Corporate subscribers	2,708	213	2,495
Domestic carriers	1,212	–	1,212
Dealers, agents and others	3,525	28	3,497
HTM investments:
Investment in debt securities and other long-term investments	508	–	508
Available-for-sale financial investments	7,181	–	7,181
Financial instruments at FVPL:
Short-term investments	534	–	534
Long-term currency swap	356	–	356
Derivatives used for hedging:
Forward foreign exchange contracts	10	–	10

Total	72,080	960	71,120

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at January 1, 2012.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2013 and 2012, and January 1, 2012:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
			(in million pesos)
December 31, 2013
Loans and receivables:	76,676	46,362	7,772	7,906	14,636
Advances and other noncurrent assets	10,384	10,241	22	9	112
Cash and cash equivalents	31,905	29,129	2,776	–	–
Short-term investments	127	127	–	–	–
Investment in debt securities and other long-term investments	2,172	2,172	–	–	–
Retail subscribers	12,563	1,318	1,822	2,274	7,149
Corporate subscribers	7,904	698	343	1,014	5,849
Foreign administrations	5,840	1,242	1,765	2,714	119
Domestic carriers	1,461	350	22	1,009	80
Dealers, agents and others	4,320	1,085	1,022	886	1,327
HTM investments:	471	471	–	–	–
Investment in debt securities and other long-term investments	471	471	–	–	–
Available-for-sale financial investments	220	166	54	–	–
Financial instruments at FVPL(3):	601	601	–	–	–
Short-term investments	591	591	–	–	–
Short-term currency swpas	10	10	–	–	–
Derivatives used for hedging:	24	24	–	–	–
Interest rate swaps	24	24	–	–	–
Total	77,992	47,624	7,826	7,906	14,636

December 31, 2012
Loans and receivables:	76,048	47,710	6,682	8,254	13,402
Advances and other noncurrent assets	8,989	8,848	3	26	112
Cash and cash equivalents	37,161	34,381	2,780	–	–
Short-term investments	24	24	–	–	–
Investment in debt securities and other long-term investments	205	205	–	–	–
Retail subscribers	10,568	967	989	2,123	6,489
Corporate subscribers	8,100	478	540	945	6,137
Foreign administrations	4,960	1,043	923	2,895	99
Domestic carriers	1,707	266	27	1,308	106
Dealers, agents and others	4,334	1,498	1,420	957	459
Available-for-sale financial investments	5,651	159	5,492	–	–
Financial instruments at FVPL(3):	550	550	–	–	–
Short-term investments	550	550	–	–	–
HTM investments:	150	150	–	–	–
Investment in debt securities and other long-term investments	150	150	–	–	–
Total	82,399	48,569	12,174	8,254	13,402

January 1, 2012
Loans and receivables:	78,263	51,689	5,117	6,685	14,772
Advances and other noncurrent assets	1,165	1,128	37	–	–
Cash and cash equivalents	46,057	44,885	1,172	–	–
Short-term investments	24	24	–	–	–
Retail subscribers	11,302	1,449	1,050	1,539	7,264
Corporate subscribers	9,200	974	375	1,359	6,492
Foreign administrations	4,961	1,309	1,242	2,211	199
Domestic carriers	1,323	215	24	973	111
Dealers, agents and others	4,231	1,705	1,217	603	706
HTM investments:	508	508	–	–	–
Investment in debt securities	508	508	–	–	–
Available-for-sale financial assets	7,181	150	7,031	–	–
Financial instruments at FVPL(3):	890	890	–	–	–
Short-term investments	534	534	–	–	–
Long-term currency swap	356	356	–	–	–
Derivatives used for hedging:	10	10	–	–	–
Forward foreign exchange contracts	10	10	–	–	–

Total	86,852	53,247	12,148	6,685	14,772

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2013 and 2012, and January 1, 2012 are as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2013
Loans and receivables:	76,676	54,134	3,303	787	3,816	14,636
Advances and other noncurrent assets	10,384	10,263	1	–	8	112
Cash and cash equivalents	31,905	31,905	–	–	–	–
Short-term investments	127	127	–	–	–	–
Investment in debt securities and other long-term investments	2,172	2,172	–	–	–	–
Retail subscribers	12,563	3,140	1,615	172	487	7,149
Corporate subscribers	7,904	1,041	384	224	406	5,849
Foreign administrations	5,840	3,007	740	158	1,816	119
Domestic carriers	1,461	372	129	134	746	80
Dealers, agents and others	4,320	2,107	434	99	353	1,327
HTM investments:	471	471	–	–	–	–
Investment in debt securities and other long-term investments	471	471	–	–	–	–
Available-for-sale financial investments	220	220	–	–	–	–
Financial instruments at FVPL:	601	601	–	–	–	–
Short-term investments	591	591	–	–	–	–
Short-term currency swpas	10	10	–	–	–	–
Derivatives used for hedging:	24	24	–	–	–	–
Interest rate swaps	24	24	–	–	–	–

Total	77,992	55,450	3,303	787	3,816	14,636

December 31, 2012
Loans and receivables:	76,048	54,392	3,017	1,079	4,158	13,402
Advances and other noncurrent assets	8,989	8,851	–	–	26	112
Cash and cash equivalents	37,161	37,161	–	–	–	–
Short-term investments	24	24	–	–	–	–
Investment in debt securities and other long-term investments	205	205	–	–	–	–
Retail subscribers	10,568	1,956	1,363	270	490	6,489
Corporate subscribers	8,100	1,018	351	198	396	6,137
Foreign administrations	4,960	1,966	645	452	1,798	99
Domestic carriers	1,707	293	174	144	990	106
Dealers, agents and others	4,334	2,918	484	15	458	459
HTM investments:	150	150	–	–	–	–
Investment in debt securities and other long-term investments	150	150	–	–	–	–
Available-for-sale financial investments	5,651	5,651	–	–	–	–
Financial instruments at FVPL:	550	550	–	–	–	–
Short-term investments	550	550	–	–	–	–
Total	82,399	60,743	3,017	1,079	4,158	13,402

January 1, 2012
Loans and receivables:	78,263	56,806	3,087	1,068	2,530	14,772
Advances and other noncurrent assets	1,165	1,165	–	–	–	–
Cash and cash equivalents	46,057	46,057	–	–	–	–
Short-term investments	24	24	–	–	–	–
Retail subscribers	11,302	2,499	1,202	226	111	7,264
Corporate subscribers	9,200	1,349	706	263	390	6,492
Foreign administrations	4,961	2,551	897	282	1,032	199
Domestic carriers	1,323	239	100	98	775	111
Dealers, agents and others	4,231	2,922	182	199	222	706
HTM investments:	508	508	–	–	–	–
Investment in debt securities	508	508	–	–	–	–
Available-for-sale financial assets	7,181	7,181	–	–	–	–
Financial instruments at FVPL:	890	890	–	–	–	–
Short-term investments	534	534	–	–	–	–
Long-term currency swap	356	356	–	–	–	–
Derivatives used for hedging:	10	10	–	–	–	–
Forward foreign exchange contracts	10	10	–	–	–	–

Total	86,852	65,395	3,087	1,068	2,530	14,772

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. We also recognize an impairment for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core EPS. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We did not buy back any shares of common stock in 2013.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable), excluding discontinued operations. Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2013 and 2012, and January 1, 2012:

	December 31,		January 1,
	2013	2012	2012
		(As adjusted – Note 2)
		(in million pesos)
Long-term debt, including current portion (Note 20)	104,090	115,792	114,166
Notes payable (Note 20)	–	–	3,109

Total consolidated debt	104,090	115,792	117,275
Cash and cash equivalents (Note 15)	(31,905)	(37,161)	(46,057)
Short-term investments	(718)	(574)	(558)

Net consolidated debt	71,467	78,057	70,660

Equity attributable to equity holders of PLDT	137,147	145,550	153,860

Net consolidated debt to equity ratio	52%	54%	46%

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013, 2012 and 2011.

28.	Cash Flow Information

The table below shows non-cash activities for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
		(in million pesos)
Shares issued for settlement of the purchase price of Digitel shares tendered by the noncontrolling Digitel stockholders	–	4,401	64,492
Put option liability for the mandatory tender offer (Notes 13 and 23)	–	–	4,940
Liability from redemption of preferred shares which consists of the following:
Recognition of asset retirement obligations (Note 21)	32	290	29
Preferred shares redeemed (Note 19)	–	4,029	–
Unclaimed dividends from stock agent form part of trust account	–	2,323	–
Unpaid dividends for preferred shares redeemed	–	1,821	–